Exhibit 99.1

NI 43-101 TECHNICAL REPORT
on
RESOURCES AND RESERVES UPDATE

YING DISTRICT SILVER-LEAD-ZINC PROJECT

Henan Province
People’s Republic of China
for
Silvercorp Metals Inc.

February 26, 2010

Prepared by

Chris Broili, L.P. Geo., C.P. Geo.
BK Exploration Associates
Mel Klohn, L.P. Geo.
BK Exploration Associates
Wenchang Ni, P. Eng.
Silvercorp Metals Inc.

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

TABLE OF CONTENTS

1.0 SUMMARY	7
2.0 INTRODUCTION	14
3.0 RELIANCE ON OTHER EXPERTS	15
4.0 PROPERTY DESCRIPTION AND LOCATION	16
5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	22
6.0 HISTORY	23
6.1 YING/SGX MINE PROJECT	23
6.2 HPG MINE PROJECT	23
6.3 TLP MINE PROJECT	23
6.4 LM MINE PROJECT	24
6.5 PRIOR RESOURCES	24
7.0 GEOLOGICAL SETTING	25
7.1 REGIONAL GEOLOGY	25
7.2 LOCAL GEOLOGY	25
8.0 DEPOSIT TYPES	27
9.0 MINERALIZATION AND ALTERATION	29
9.1 VEIN STRUCTURE	29
9.2 VEIN CHARACTER	30
10.0 EXPLORATION	33
10.1 SGX AREA – PRINCIPAL VEINS	33
10.2 HZG AREA – PRINCIPAL VEINS	45
10.3 HPG AREA – PRINCIPAL VEINS	46
10.4 TLP AREA – PRINCIPAL VEINS	49
10.5 LM AREA – PRINCIPAL VEINS	55
10.6 EXPLORATION IN OUTLYING AREAS	58
11.0 TUNNELING AND DRILLING	59
11.1 SGX MINE AREA	59
11.2 HPG MINE AREA	60
11.3 TLP & LM MINE AREAS	60
12.0 SAMPLING METHOD AND APPROACH	61
13.0 SAMPLE PREPARATION, ANALYSIS AND SECURITY	62
14.0 DATA VERIFICATION	63
15.0 ADJACENT PROPERTIES	64
16.0 MINERAL PROCESSING AND METALLURGICAL TESTING	65
16.1 METALLURGICAL TESTING	65
16.2 MINERAL PROCESSING	66
17.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES	70

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

17.1 MINERAL RESOURCE CATEGORIES	70
17.2 RESOURCE BLOCK MODEL AND GEOLOGY	71
17.2.1 SILVER-EQUIVALENCIES	72
17.2.2 RESOURCE DATA	72
17.2.3 RESOURCE BLOCK PARAMETERS	73
17.3 MINERAL RESOURCE ESTIMATES	74
17.3.1 MEASURED AND INDICATED MINERAL RESOURCE ESTIMATES	75
17.3.2 INFERRED MINERAL RESOURCE ESTIMATES	76
17.4 RESERVE ESTIMATES	77
17.4.1 CUT-OFF GRADE DETERMINATION	77
17.4.2 MINING DILUTION	78
17.4.3 MINING RECOVERY	80
17.4.4 AG EQUIVALENT CALCULATION	80
17.4.5 MINERAL RESERVE ESTIMATES	80
18.0 MINERAL DEVELOPMENT AND PRODUCTION ANALYSIS	82
18.1 ACCESS,INFRASTRUCTURE,MANPOWER,SAFETY&ENVIRONMENT	82
18.2 HYDROLOGY	85
18.3 GROUND SUPPORT	86
18.4 POWER SUPPLY	87
18.5 MINE DEVELOPMENT	87
18.6 MINING METHOD	92
18.7 MINING PLAN	95
18.8 ROCK CONVEYANCE	98
18.9 COMPRESSED AIR & VENTILATION	99
18.10 MINE ORE PROCESSING	100
18.11 CONTRACTS	100
18.12 MARKETS	103
18.13 CAPITAL AND OPERATION COSTS	103
18.14 ECONOMIC ANALYSIS	105
19.0 OTHER RELEVANT DATA AND INFORMATION	116
20.0 INTERPRETATION AND CONCLUSIONS	117
21.0 RECOMMENDATIONS	118
22.0 REFERENCES	120
23.0 DATE AND SIGNATURE PAGE	122
23.0 CERTIFICATE OF QUALIFIED PERSON	123
23.0 CONSENT OF AUTHORS	126
APPENDIX	127

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

LIST OF FIGURES

FIGURE 4-1 GEOLOGY AND LOCATION MAP OF WESTERN HENAN	17
FIGURE 4-2 PROJECT AND MILL LOCATION 2010	18
FIGURE 4-3 PROPERTY GEOLOGY	21
FIGURE 10-1 TUNNELS AND VEINS AT SGX AREA	34
FIGURE 10-2 SGX SECTION 56	35
FIGURE 10-3 LONGITUDINAL PROJECTION OF S16W VEIN	36
FIGURE 10-4 LONGITUDINAL PROJECTION OF S16W1 VEIN	38
FIGURE 10-5 LONGITUDINAL PROJECTION OF S7-1 VEIN	40
FIGURE 10-6 LONGITUDINAL PROJECTION OF S14 VEIN	42
FIGURE 10-7 LONGITUDINAL PROJECTION OF S6 VEIN	42
FIGURE 10-8 LONGITUDINAL PROJECTION OF S21 VEIN	44
FIGURE 10-9 LONGITUDINAL PROJECTION OF HZ20 VEIN	45
FIGURE 10-10 TUNNELS AND VEINS AT HPG AREA	47
FIGURE 10-11 CROSS SECTION ON EXPLORATION LINE 16	48
FIGURE 10-12 LONGITUDINAL PROJECTION OF H17 VEIN	48
FIGURE 10-13 TUNNELS AND VEINS AT TLP-LM AREA	50
FIGURE 10-14 CROSS SECTION ON EXPLORATION SECTION 19	52
FIGURE 10-15 LONGITUDINAL PROJECTION OF TLP VEIN II	52
FIGURE 10-16 LONGITUDINAL PROJECTION OF TLP VEIN III	53
FIGURE 10-17 LONGITUDINAL PROJECTION OF TLP VEIN IV	54
FIGURE 10-18 CROSS SECTION ON EXPLORATION SECTION 57	56
FIGURE 10-19 LONGITUDINAL PROJECTION OF DONGGOU LM5 VEIN	57
FIGURE 10-20 LONGITUDINAL PROJECTION OF DONGGOU LM2 VEIN	57
FIGURE 17-1 DILUTION BY TYPE	79
FIGURE 18-1 3D VIEW OF THE MINE DEVELOPMENT AT SGX	89
FIGURE 18-2 SHORT HOLE SHRINKAGE MINING METHOD	93
FIGURE 18-3 R-SUING MINING METHOD	94

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

LIST OF TABLES

TABLE 16-1 LOCKED CYCLE TEST RESULTS OF SGX	65
TABLE 16-2 METALLURGICAL TESTS ON TLP	65
TABLE 16-3 SPECIFIC GRAVITY OF SGX’S MINERALIZATION VEINS	66
TABLE 16-4 DESIGNED MASS BALANCE AT THE NO.1 MILL	68
TABLE 16-5 ACTUAL MASS BALANCE AT THE NO.1 MILL (SGX ORE)	68
TABLE 16-6 DESIGNED MASS BALANCE AT THE NO.2 MILL	69
TABLE 16-7 DESIGNED MASS BALANCE AT THE NO.2 MILL	69
TABLE 17-1 CUT-OFF GRADE (AG EQUIV.) SENSITIVITY ANALYSIS	79
TABLE 17-2 AG EQUIVALENT, METAL PRICES AND MILLING RECOVERIES	80
TABLE 17-3 SUMMARY OF MINERAL RESERVE IN YING DISTRICT	81
TABLE 18-1 WATER PUMP PARAMETERS OF SGX MINE	86
TABLE 18-2 ROCK MECHANIC CHARACTERISTICS OF VEIN-HOSTING ROCKS	87
TABLE 18-3 ADITS,LEVELS & INTER-LEVEL ACCESS SYSTEMS IN THE SGX MINE	90
TABLE 18-4 DRIFTING WORKS COMPLETED IN THE SGX MINE	91
TABLE 18-5 ADITS,LEVELS,INTER-LEVEL ACCESS SYSTEMS	91
TABLE 18-6 PRODUCTION SUMMARY OVER MINE LIFE OF THE YING DISTRICT	97
TABLE 18-7 2009 COST SCHEDULE FOR MINING AT THE YING DISTRICT	101
TABLE 18-8 2009 BASIC RATES FOR MINING METHODS	101
TABLE 18-9 2009 GROUND SUPPORT RATES	101
TABLE 18-10 2008 DIAMOND DRILLING RATES	102
TABLE 18-11 SALE PRICES OF PB CONCENTRATES IN DECEMBER OF 2009	103
TABLE 18-12 SALE PRICES OF ZN CONCENTRATES IN DECEMBER OF 2009	103
TABLE 18-13 CAPITAL COST AT YING DISTRICT, US$	104
TABLE 18-14 OPERATIONAL COSTS (US$/T)	104
TABLE 18-15 YING DISTRICT COMBINED – CASH FLOW ANALYSIS SUMMARY	106
TABLE 18-16 CASH FLOW ANALYSIS FOR MINE PLAN AT THE SGX MINE	107
TABLE 18-17 CASH FLOW ANALYSIS FOR MINE PLAN AT THE HZG CAMP	108
TABLE 18-18 CASH FLOW ANALYSIS FOR MINE PLAN AT THE TLP MINE	109
TABLE 18-19 CASH FLOW ANALYSIS FOR MINE PLAN AT THE LM MINE	110
TABLE 18-20 CASH FLOW ANALYSIS FOR MINE PLAN AT THE HPG MINE	111
TABLE 18-21 CASH FLOW ANALYSIS FOR MINE PLAN AT THE HPG GOLD CAMP	112
TABLE 18-22 SENSITIVITY ANALYSIS: NET CASH FLOWS VS.METAL PRICES AT SGX	113
TABLE 18-23 SENSITIVITY ANALYSIS: NET CASH FLOWS VS.METAL PRICES AT HZG	113
TABLE 18-24 SENSITIVITY ANALYSIS: NET CASH FLOWS VS.METAL PRICES AT TLP	114
TABLE 18-25 SENSITIVITY ANALYSIS: NET CASH FLOWS VS.METAL PRICES AT LM	114
TABLE 18-26 SENSITIVITY ANALYSIS: NET CASH FLOWS VS.METAL PRICES AT HPG	115
TABLE 18-27 SENSITIVITY ANALYSIS: NET CASH FLOWS VS.GOLD PRICE AT HPG	115
TABLE 21-1 RESOURCE EXPANSION AND EXPLORATION	119

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

LIST OF APPENDICES

APPENDIX 17-1: HZG AREA:VEIN BY VEIN MINERAL RESOURCE ESTIMATES
APPENDIX 17-2: SGX AREA:VEIN BY VEIN MINERAL RESOURCE ESTIMATES
APPENDIX 17-3: TLP AREA:VEIN BY VEIN MINERAL RESOURCE ESTIMATES
APPENDIX 17-4: LM AREA:VEIN BY VEIN MINERAL RESOURCE ESTIMATES
APPENDIX 17-5: HPG AREA:VEIN BY VEIN MINERAL RESOURCE ESTIMATES
APPENDIX 17-6: HPG AREA:VEIN BY VEIN MINERAL RESOURCE ESTIMATES

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

1.0	SUMMARY

Location and Infrastructure

The Ying District is in western Henan Province near the town of Luoning in central China. In the district, Silvercorp has four principal projects, SGX and HPG, located in the western part, and TLP and LM in the eastern part. The projects operate under exploration and mining permits that total 71 sq. km., essentially covering the entire district. The district has adequate access to nearby service centers, to labor, and to power.

History

Silver-lead-zinc mineralization has been known and intermittently mined for the last several hundred years in the Ying District and first seriously explored by the Chinese government in 1956. Silvercorp’s first interest in the district was the acquisition of the Ying/SGX Mine Project in 2004. Subsequently the company consolidated the remainder of the district by acquiring the TLP, HPG, and LM mines, all of which were held and operated by Chinese companies.

Geology

The Ying District occurs in a major orogenic belt along the crustal contact of two major tectonic plates in central China. The belt is severely folded and faulted, offering optimal structural conditions for the emplacement of mineral deposits. The district is underlain by a highly metamorphosed and faulted basement of Archean gneiss, which is the host rock for silver-lead-zinc±gold-copper mineralization.

Mineralization

The major mineral deposits in the Ying District are “mesothermal silver-lead-zinc veins,” also known as Cordilleran vein type deposits, silver-lead-zinc veins in clastic metasedimentary terranes, or simply “polymetallic Ag-Pb-Zn±Au veins.” Mesothermal vein systems are formed at considerable depth by hydrothermal processes, with the Coeur d’Alene silver district in northern Idaho, U.S.A., the Kokanee Range and Keno Hill, Canada, the Harz Mountains and Freiberg, Germany, and Príbram, Czechoslovakia serving as classic examples.

The Ying District contains numerous swarms of mesothermal silver-lead-zinc bearing veins within the Archean gneissic wallrocks. More than 80 major mineralized veins have been identified to date plus a number of other veins which have not yet been explored or developed. Structurally, the vein systems occupy fault-fissure zones of varying strikes and dips. The fault-fissure zones extend for hundreds to a few thousand meters along strike with veins occurring commonly as steeply-dipping narrow tabular or splayed sets of veins. They “pinch-and-swell” in classic fashion along strike and at depth.

The veins are all generally similar in mineralogy and alteration, with variations along strike and to depth analogous to the broad-scale zonation of classic mesothermal silver-lead-zinc districts elsewhere in the world.

The most extensively explored and abundantly mineralized area within the district is the SGX mine area in the western part of the district. The SGX area has more than 28 known mineralized veins, 0.2 m to 1.0 m wide (average 0.48 m), which contain significant amounts of silver-bearing lead minerals (galena) and zinc (sphalerite). The HZG mine area, adjacent to the SGX area on the south, is a smaller, less well-explored area containing veins that contain conspicuous amounts of copper together with the silver, lead and zinc minerals. The HPG area, adjacent to the SGX area on the east, contains 20 mineralized veins, 0.2m to 5.2m wide (average 0.8 m), some of which contain recoverable amounts of gold in addition to silver and lead, with lesser amounts of zinc. The TLP and LM mine areas, in the eastern part of the district, together contain at least 30 mineralized veins. The veins are wider than in the western part of the district, averaging 1.22 m at TLP and 0.92 m at LM, but contain less zinc than those in the west.

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

Exploration

Surface exploration in the Ying District has proven difficult so the projects have been explored primarily from tunneling and underground drilling. Due to the pocket-like character of the high-grade mineralization and to inexpensive labor costs, the underground exploration has proved to be the most effective and efficient way to define geometry of the veins and the mineralized bodies. Underground exploration, especially underground long hole core drilling, is used to extend known veins and find new mineralization. Tunneling is used to further define and eventually develop the mineralization.

Silvercorp’s exploration efforts have defined substantial mineralization, as well as resources, in all four of the major mine areas. The SGX mine area, which has had more than 80,000 m of drilling and almost 39,000 m of tunneling, is currently the most abundantly mineralized area in the district. The area has a multitude of anastomosing veins defined in seven major vein systems, many of which are in various stages of development. The adjacent, but smaller, HZG mine area has about 24,000 m of drilling and almost 8,000 m of tunneling, whereas the HPG area has about 39,000 m of drilling and 20,000 m of tunneling.

The second most abundantly mineralized mine area is the TLP mine area. Silvercorp has completed about 40,000 m of drilling and 23,000 m of tunneling at TLP, defining mineralization in six major veins and a plethora of small veins. The adjacent LM mine area has had about 34,000 m of drilling and almost 15,000 m of tunneling.

The sampling methods and assaying procedures used by Silvercorp meet the standards used in the industry for similar underground veins systems explored and developed elsewhere in the world.

Metallurgy

Petrographic work on vein samples confirms that the principal sulfide minerals in the veins are galena and sphalerite. They occur in a gangue dominated by quartz and/or carbonate minerals. Silver is closely associated with the lead (galena), occurring (1) as discrete inclusions or masses of silver sulfide/sulfosalt minerals, together with some native silver, and (2) as replacements in the galena or other sulfide minerals.

Metallurgical testwork (conventional flotation) demonstrates metal recoveries for the SGX and HPG mine areas in the Ying District are 93.0% for silver, 96.5% for lead and 80% for zinc. At the TLP and LM mine areas the recoveries are 88% for silver and 90% for lead. The average measured specific gravities – and the specific gravity values in resource tonnage calculations – vary from mine area-to- mine area, dependent in part on the tenor and/or character of the mineralization.

Silvercorp processes ore from the Ying District mines at its two mills: the No. 1 Mill (600 tpd), and the No. 2 Mill (2000 tpd). The mills crush and float the ore to produce separate lead and zinc concentrates. The No. 1 mill has been operating since March, 2007. The No. 2 Mill started operations in January, 2010. Unlike the No. 1 mill, the No. 2 mill will be able to process Cu-Pb-Zn ore in addition to Pb-Zn ore.

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

In ore processed at the No. 1 mill, actual total recoveries are 93.0% for silver, 96.5% lead, and 93% for zinc from lead-concentrates containing 67.5% Pb, 6% Zn and 4,000 g/t Ag, and zinc-concentrates containing 49% Zn, 1.5% Pb, 459 g/t Ag. The actual metal recoveries are about 5% more than the design recoveries and are higher than the conservative recoveries factored into the resource calculations.

Mineral Resource and Reserve Estimates

This report presents estimates of Mineral Resources and Mineral Reserves for Silvercorp’s Ying District projects using the standards and categories established by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM). The term “Mineral Resource” covers mineralization of intrinsic economic interest which has been identified and estimated through exploration and sampling. The estimation of mineral resources involves greater uncertainty as to their existence and economic viability than the estimation of mineral reserves and it should not be assumed that any or all of mineral resources will be converted into reserves.

The Ying District consists of mineralized veins that follow fault structures with veins pinching-and-swelling along the structures. The polygonal block model used for this mineral resource estimation is acceptable and applicable for the pocket-like type of mineralization present in narrow veins such as those in the Ying District. The resource blocks in the Ying District are defined using detailed longitudinal sections along the veins and constrained by applying a set of 13 stringent parameters for projecting the blocks, calculating specific gravities, and other items necessary for categorizing resources and providing reasonable estimations of tonnage and grade.

The polymetallic veins in the Ying District contain several potentially payable metals. Silvercorp uses “silver-equivalencies” (Ag-equiv.) to designate resource cutoff grades and to quickly compare tenor and magnitude of the veins. The “Ag-equiv.” values in the resource tables used assumed metal prices and assumed metal recoveries as detailed in the Mineral Reserve Estimates section of this chapter. The same metal recoveries are also applied to the calculated contents of “contained metals” listed in the resource tables. Note: Although the metal prices above are substantially below the current market prices for the respective metals, the prices have approximately the same relative value to each other as the current prices.

The resource tables categorize the currently defined estimated mineral resources in Silvercorp’s various mine areas as “measured,” “indicated,” and “inferred.” Mineral resources in the “measured” and “indicated” mineral resource categories have much higher levels of confidence than the “inferred” category, which is separately reported. It should not be assumed that inferred mineral resources exist or will be upgraded into the higher resource categories. Additionally: It is important to note that the estimated “measured” and “indicated” mineral resources tabled in this report are inclusive of mineral reserves, which are separately reported in a subsequent section of this report.

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

YING DISTRICT MINE AREAS
MEASURED AND INDICATED MINERAL RESOURCES
(inclusive of Mineral Reserves)

YING DISTRICT PROJECT TOTAL
MEASURED & INDICATED MINERAL RESOURCE ESTIMATES
(inclusive of Mineral Reserves)
January 2010

									[1]			[2]
		wtd. avg. width	Tonnes (t)	weighted avg. grade					Ag-equiv	In Situ Metal Resource					[1]
	mine area			Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)	(g/t)	Au (oz)	Ag (oz)	Pb (t)	Zn (t)	Cu (t)	Ag-equiv (oz)
MEASURED	SGX	0.57	561,328	-	845	15.5	5.8	-	1,631	0	15,250,789	86,901	32,330	-	29,431,685
	TLP	1.53	418,260	-	166	4.4	-	-	288	0	2,237,120	18,336		-	3,869,227
	LM	0.62	95,253	-	344	2.6	-	-	403	0	1,053,957	2,512		-	1,234,204
	HPG	0.49	33,526	0.8	160	10.8	1.2	-	639	902	172,224	3,627	398	-	688,361
	HPG (Au)	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	HZG	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	total	0.93	1,108,367	0.03	525	10.05	2.95		988	901.81	18,714,091	111,375	32,728		35,223,477.00

INDICATED	SGX	0.46	1,619,839	-	584	12.8	5.4	-	1,267	0	30,431,201	207,475	87,602	-	66,007,950
	TLP	2.12	1,564,172	-	216	4.5	-	-	333	0	10,839,890	70,206	-	-	16,725,309
	LM	1.40	231,781	-	385	4.2	-	-	497	0	2,868,024	9,670	-	-	3,704,531
	HPG	0.79	322,414	1.2	125	4.9	2.1	-	422	12,776	1,294,758	15,882	6,620	-	4,371,577
	HPG (Au)	0.62	31,676	5.4	32	0.7	0.6	-	382	5,512	32,089	238	185	-	389,264
	HZG	0.78	248,484	-	598	1.8	0.4	0.9	730	0	4,777,173	4,487	903	2,181	5,832,965
	total	1.21	4,018,367	0.14	389	7.66	2.37	0.05	751	18,288.05	50,243,135	307,957	95,309	2,181	97,031,596

MEAS. + IND.	SGX	0.49	2,181,168	-	651	13.5	5.5	-	1,361	0	45,681,990	294,376	119,931	-	95,439,636
	TLP	2.00	1,982,432	-	205	4.5	-	-	323	0	13,077,011	88,541	-	-	20,594,536
	LM	1.17	327,034	-	373	3.7	-	-	470	0	3,921,981	12,182		-	4,938,736
	HPG	0.76	355,940	1.2	128	5.5	2.0	-	442	13,678	1,466,981	19,509	7,018	-	5,059,938
	HPG (Au)	0.62	31,676	5.4	32	0.7	0.6	-	382	5,512	32,089	238	185	-	389,264
	HZG	0.78	248,484	-	598	1.8	0.4	0.9	730	0	4,777,173	4,487	903	2,181	5,832,965
	total	1.15	5,126,734	0.12	418	8.18	2.50	0.04	802	19,189.87	68,957,225	419,332	128,037	2,181	132,255,074

[1] Ag-equiv grades and [2] contained metal quantities consider estimated average metallurgical metal recoveries but do not consider mining dilution; for details refer to text in sections 17.2.1 and 17.3 of this report.

YING DISTRICT MINE AREAS
INFERRED MINERAL RESOURCES

YING DISTRICT PROJECT TOTAL
INFERRED MINERAL RESOURCE ESTIMATES
January 2010

									[1]			[2]
		wtd. avg.		weighted avg. grade					Ag-equiv	In Situ Metal Resource					[1]
	mine area		Tonnes (t)	Au	Ag (g/t)	Pb (%)	Zn (%)	Cu	(g/t)	Au (oz)	Ag (oz)	Pb (t)	Zn (t)	Cu (t)	Ag-equiv (oz)
INFERRED	SGX	0.50	2,619,972	-	814	18.0	6.6	-	1,738	-	68,557,693	471,605	173,933	511	146,396,200
	TLP	1.27	2,827,622	0.1	135	3.0	-	-	213	8204	12,295,419	83,575	-	-	19,399,018
	LM	0.88	84,677	-	265	2.5	-	-	326	-	721,590	2,075	-	-	888,327
	HPG	1.02	365,450	1.7	114	6.4	2.9	-	516	19,878	1,343,649	23,285	10,441	-	6,059,434
	HPG (Au)	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	HZG	0.62	271,042	-	552	1.4	0.3	0.7	645		4,806,976	3,864	864	1,791	5,621,829
	total		6,168,763							28,082	87,725,328	584,404	185,238	2,302	178,364,808

[1] Ag-equiv grades and [2] contained metal quantities consider estimated average metallurgical metal recoveries but do not consider mining dilution; for details refer to text in sections 17.2.1 and 17.3 of this report.

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

Reserve Estimates

According the CIM definitions and guidelines, Mineral Reserves are those parts of Mineral Resources can be mined economically after consideration of dilutions, processing, metallurgical, economic, marketing, legal, environment, socio-economic and government factor by the Qualified Person(s). Using the CIM guidelines – and based on more than 4 years of mining history in the Ying District – portions of the Measured and Indicated resources have been converted to Proven and Probable Reserves using a stringent set of parameters that incorporate actual mining dilution and mining recoveries based on Silvercorp’s experience in the district, and cutoff grades based on a scoping-level economic model.

YING DISTRICT MINERAL RESERVE ESTIMATES
November 30, 2009

	Mine Area	Wtd. avg. width (m)	Tonnes (t)	weighted avg. grade					Ag-equiv (g/t) [1]	In Situ Metal Reserve [2]					Ag-equiv (oz) [2]
				Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)		Au (oz)	Ag (oz)	Pb (t)	Zn (t)	Cu (t)
Proven	SGX	0.57	684,010		638	11.68	4.35	-	1,231	-	14,026,234	79,911	29,735	-	27,067,275
	TLP	1.53	480,244	-	129	3.29	-	-	219	-	1,986,219	15,813	-	-	3,384,743
	LM	0.62	117,651	-	267	2.05	-	-	324	-	1,009,946	2,412	-	-	1,226,722
	HPG	0.49	40,296	0.60	124	8.43	0.89	-	516	774	160,483	3,395	358	-	668,419
	HPG (Au)
	HZG
	Total	0.92	1,322,201	0.02	404	7.68 2.28		-	761	774	17,182,882	101,532	30,093	-	32,347,159
Probable	SGX	0.46	1,974,584		441	9.67	4.08	-	957	-	27,996,705	190,877	80,593	-	60,727,314
	TLP	1.22	1,856,756	-	165	3.48	-	-	256	-	9,862,766	64,579	-	-	15,293,848
	LM	1.04	287,349	-	298	3.23	-	-	397	-	2,753,065	9,281	-	-	3,667,578
	HPG	0.79	385,718	0.92	93	3.69	1.53	-	320	11,417	1,157,052	14,241	5,914	-	3,974,429
	HPG (Au)	0.62	27,000	4.11	24	0.56	0.44		224	3,565	20,790	152	118	-	194,096
	HZG	0.78	289,000	-	471	1.44	0.29	0.70	578	-	4,380,760	4,175	841	2,023	5,367,159
	Total	0.84	4,820,408	0.10	298	5.88	1.81	0.04	576	14,982	46,171,138	283,305	87,466	2,023	89,224,423
Prov. + Prob.	SGX	0.49	2,658,594		492	10.19	4.15	-	1,027	-	42,022,939	270,788	110,328	-	87,794,589
	TLP	1.29	2,337,000	-	158	3.44	-	-	249	-	11,848,985	80,393	-	-	18,678,591
	LM	0.92	405,000	-	289	2.89	-	-	376	-	3,763,011	11,693	-	-	4,894,300
	HPG	0.77	426,015	0.89	96	4.14	1.47	-	339	12,191	1,317,535	17,636	6,272	-	4,642,848
	HPG (Au)	0.62	27,000	4.11	24	0.56	0.44	-	224	3,565	20,790	152	118	-	194,096
	HZG	0.78	289,000	-	471	1.44	0.29	0.70	578	-	4,380,760	4,175	841	2,023	5,367,159
	Total	0.85	6,142,609	0.08	321	6.27	1.91	0.03	616	15,756	63,354,020	384,837	117,559	2,023	121,571,582

Note: [1] Ag-equiv grades and [2] contained metal quantities consider the planning metallurgical metal recoveries

Mineral Development and Production

Rock mechanic studies show that the host rocks in the Ying District are competent and require minimal ground support. Groundwater is a concern only at the SGX mine area, but inflow is fairly slow and is easily pumped out of the underground workings. There is no major water flow in the HPG, TLP or LM mines.

Primary access to the mines is by access portals that connect with blind shafts or blind declines, with typical 50-meter levels for all adits. Stoping operations commonly begin near the surface and are extended to deeper levels. All shafts and declines are used for ventilation and to hoist ore, waste rock, materials, equipment, and personnel.

For mining methods, both Short-Hole Shrinkage Stope and Resuing Stope mining methods have been successfully applied in the Ying District. The Short-Hole Shrinkage Stope method is used for the thicker veins, the Resuing method is used for mineralized veins narrower than 0.6 meters. Experience demonstrates slightly different mining dilution factors and actual mining recovery factors depending on which mining method will be used, and these factors are incorporated into the Proven and Probable Mineral Reserve estimates.

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

Mining plans are developed taking into account vein characteristics, ore reserves, mining conditions, and the time line to prepare mine stopes. The SGX and HPG mines have been developed such that ore production levels at these mines can be maintained at planned capacity without any ramping-up period. The TLP and LM mines are undergoing major development changes that include sinking of blind shafts and blind declines which will allow ore production to be ramped up within one or two years.

Currently the Ying District operations utilize a total of 400 staff and 1400 contract workers. The contractors are used for constructing, mining and exploration. Typical mining costs are US$26.47/t in resuing stopes and US$10.00/t in short-hole shrinkage stopes, US$29.41/m for underground diamond drilling; and US$87.50/m for driving drifts along the veins. Current shipping costs are US$3 per ton for the TLP/LM mines and US$3.5 per ton for the SGX/HPG mines.

There are at least five lead smelters within a 300 km of the Ying District and Silvercorp currently sells its lead and zinc concentrates to these local smelters. The current lead concentrate sales price is the Shanghai Metals Exchange market price of the contained concentrate metals (lead and silver) minus the smelter fee of approximately US$400 per tonne of concentrate (assuming concentrate grades of 50%~55%). The current zinc concentrate sales price is the Shanghai Metals Exchange market price of the contained concentrate metals minus the smelter fee of approximately US$900 per tonne of concentrate (assuming a concentrate grade of 45%).

Operations Summary

For all four Ying District mines, the total current Proven and Probable reserve is 6,142,609 tonnes. Based on a production target of 600,000 tpy this reserve is sufficient for a 10-year mine life. Silvercorp’s share of net cash flows from these operations is US$451 million.

A summary of each of the mine areas is as follows:

SGX mine (including HZG) – The current Proven and Probable mineral reserves presented in this report are sufficient to support an 11-year mine life, assuming a 260,000 tpy production rate at 159 g/t Ag-equivalent cutoff, 94% mining recovery, and 33% dilution. A total of 16 veins will be mined using 548 stopes, including 453 resuing, 87 short-hole shrinkage and 8 residual-recovering stopes. Current total operational costs – i.e., mining, sustaining capital, shipping, milling and G&A – for the SGX/HZG operations are US$63.50/tonne. Silvercorp’s 77.5% share of projected net cash flows for the two operations combined over the mine life is US$393 million.

HPG mine – Mine life production based on Proven and Probable mineral reserves can support a 9-year mine life, assuming 45,000 tpy at 143 g/t Ag-equivalent cutoff, 93% mining recovery, and 33% dilution rate. A total of 14 veins will be mined using 105 stopes, including 54 resuing and 51 short-hole shrinkage stopes. Gold will be a by-product or co-product of some stopes. Current all-in operational costs for the HPG operation are US$54.50/tonne. Silvercorp’s 70% of projected net cash flow from this operation of its mine life is US$9.6 million.

TLP/LM mines – The current Proven and Probable reserves are sufficient for a 10-year mine life assuming 218,000 tpy at 114 g/t Ag equivalent) cutoff, 82% mining recovery rate and 30% dilution rate. A total of 16 veins will be mined using 289 stopes, including 25 resuing, 164 short-hole shrinkage and 100 residual-recovering stopes. Current all-in operational costs for the TLP/LM operations are US$46.10/tonne. Silvercorp’s 77.5% share of projected cash flow for TLP’s 11-year life is US$36 million, and for Silvercop’s 70% share of projected cash flow for LM’s 9-year life is US$13 million.

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

Conclusions and Recommendations

Silvercorp’s operations in the Ying District consist of two important producing mines, SGX and TLP, and two smaller producing mines, HPG and LM. All of these mines have defined resources and reserves of silver-lead-zinc, and each mine area has a number of promising outlying intermediate stage exploration targets. Existing data suggest good potential to expand the existing deposits and find additional new deposits in the district. An intensive in-fill and step-out tunneling and underground drilling program stands a good chance of extending and expanding the known mineralization in the district.

Silvercorp will continue to invest about US$1.5 million per year in sustaining capital on the operating mines with the object being to extend the mine life by upgrading Inferred mineral resources to Indicated and Measured by underground drifting and drilling.

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

2.0	INTRODUCTION

During January 2010, Silvercorp Metals Inc. (“Silvercorp”) commissioned BK Exploration Associates (Mel Klohn and Chris Broili), to provide an independent review and NI 43-101 Technical Report on the YING District (i.e. the Ying Project, the HGP Project, the TLP Project and the LM Project) in the western region of Henan Province, China. Because the intent of the report was to provide not only a mineral resource update but also an update of reserves and mining plans, Mr. Wenchang Ni, a mining engineer employed by Silvercorp, was brought in as a co-author to prepare all or portions of the chapters relevant to reserve reporting and mining plans. All three co-authors are Qualified Persons as defined in Canadian National Instrument 43-101, with Mr. Klohn and Mr. Broili both serving as Independent Qualified Persons not employed by or having any direct interest in Silvercorp or any associated company. The fees paid to Mr. Klohn and Mr. Broili for this Technical Report are standard industry fees for work of this nature and not dependent in whole or in part on any prior or future engagement or understanding resulting from the conclusions of this report.

This Technical Report is prepared in compliance with Form 43-101F and is based on information known and current as of November 30, 2009. The authors understand that Silvercorp is a publicly traded resource company (TSX:SVM and NYSE:SVM) engaged in the production, exploration and development of base and precious metal projects in the Henan Province of central China, and exploration in other parts of China, will use this Technical Report for purposes of compliance with 43-101 rules.

The information reviewed for this Technical Report consists of voluminous geological, sampling, drilling and mining data collected by Silvercorp, together with published data collected by government agencies prior to Silvercorp’s activities and unpublished data compiled by a previous mine operator. Key documents used in the technical descriptions and summaries are cited at appropriate places throughout the report and listed in detail in the References chapter at the end of this report. Additionally, the primary authors of this report (Mr. Klohn and Mr. Broili) have considerable experience in Henan, China, having made numerous trips to the Project and having authored or co-authored four previous 43-101 Technical Reports on the Silvercorp Project. Consequently, these authors have incorporated information from their own personal notes and experiences into the descriptions regarding regional history, general geology and deposit types.

Mr. Ni visited the Project from November 25 to December 24, 2009, during which time he reviewed and audited Silvercorp’s data in considerable detail. Although the winter visit precluded extensive surface access, important parts of the underground workings and various operating aspects were examined. Subsequently, during January 2010, at Silvercorp’s office in Vancouver, Mr. Broili and Mr. Klohn spent considerable time reviewing and auditing in detail the Project information prepared by Mr. Ni and additional geological information supplied by Silvercorp’s on-site mine geologists.

In this report, all measurement units are metric, with the exception that total contained metals are often additionally reported as total troy ounces of equivalent-silver and precious metals grades (or equivalencies) are occasionally additionally reported as troy ounces per short ton.

Monetary units are expressed in U.S. dollars (US$) unless stated otherwise. The currency used in China is the Yuan (CNY) with the exchange rate as of November 30, 2009, being approximately US$1.00 equal to CNY7.00.

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

3.0	RELIANCE ON OTHER EXPERTS

The authors of this report are Qualified Persons for those areas as identified in the Certificates of Qualified Person attached to this report. In preparing this report, the authors relied heavily on various geological maps, reports and other technical information, mostly unpublished proprietary information provided to us by Silvercorp. The key and relevant information used in this report is listed in the References chapter at the end of this report.

Much of the original information is in Chinese. Translations of key and relevant technical documents from Chinese into English, provided by Silvercorp, were largely done by Dr. Eric Yang, a bilingual geologist employed by Silvercorp. Legends and other text on many of the maps were translated by Bei Sun, a bilingual draftsperson for Silvercorp. We occasionally checked a few key parts of the translations using an online translation application offered by Google. From our experience on this report and the previous reports we have done for Silvercorp, we believe the translations provided us are credible and generally reliable, however we cannot attest to their absolute accuracy.

Overall, the technical information we reviewed is adequately documented, comprehensive and of good technical quality. It was gathered, prepared and compiled by competent technical persons. Although these technical persons were not necessarily Qualified Persons as currently defined by NI 43-101, the voluminous information collected in recent years by Silvercorp has been carefully monitored and supervised by Mr. Myles Gao, geologist and President of Silvercorp, who is a Qualified Person as defined by NI 43-101.

We are not experts in land, legal, environmental and related matters and therefore we have relied (and believe there is a reasonable basis for this reliance) in this report on various other individuals who contributed the information regarding legal, land tenure, corporate structure, permitting, land tenure and environmental issues.

Specifically, the information in Chapter 4 of this report was contributed by Mr. Myles Gao, President of Silvercorp and a Qualified Person as defined by NI 43-101.

Additionally, we did not review the environmental status of the property, particularly the mining permit.

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

4.0	PROPERTY DESCRIPTION AND LOCATION

The Ying District is in western Henan Province near the town of Luoning in central China (Figure 4-1). The term “Ying District” is herein used to describe a rectangular area, approximately 100 sq. km in size, bounded by latitude 34°07’N to 34°12’N and longitude 111°14’E to 111°23’E. Within this district block, Silvercorp has four principal projects: SGX and HPG in the western part of the block, and TLP and LM in the eastern part (Figure 4-2).

These projects are covered by exploration and mining permits totaling approximately 71 sq. km., as listed in the following table:

Permit Type Area (sq.km)	Permit No.	Expiration Date
YING (SGX) PROJECT
Mining	C4100002009093210038549	September 2014 [1]	19.83
Exploration	T01120090602030965 Ximiao-Leileisi Au project	June 6, 2010	12.34
Exploration	T41120080102001028 Luoning County Sidaogou – Lushi County Lijiagou Ag project	January 29, 2011	19.70
Exploration	T41120080802013284 Dong Cao Gou Au project	August 12, 2009 [2]	6.39
HPG PROJECT
Mining	4100000820040	April 2009 [3]	0.39
Mining	4100000820036	August 2015	0.15
Exploration	T41520080502006711	May 2009 [4]	5.86
TLP PROJECT
Mining	C4100002009103220041332	October 2019	3.30
LM PROJECT
Mining	C4100002009014120010157	October 2010	3.07
		Mining Permit Total	26.74
		Exploration Permit Total	44.29
		Total	71.03

[1]

Henan DOLAR approved an application by the Company in 2009 for an integrated mining license to combine three Exploration Permits, namely Exploration Permit No. 4100000740232 (Qiaogoubei Ag Project), Exploration Permit No. 4100000640561 (Qiaogou Ag Project) and Exploration Permit No. 0100000520145 (Shagou Ag Project) with Mining Permit No. 4100000610045 (Yuelianggou Ag Project), to form one larger integrated mining area under one Mining Permit - No. C4100002009093210038549.

[2]	This permit is currently being renewed.

[3]	This permit is valid under a temporary extension to April 2010.

[4]	This permit is valid under a temporary extension to July 2010.

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

Figure 4-1: Geology and Location Map of Western Henan

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

Guxian
Guxian Reservoir
Silvercorp's Central Milling Facility
No.2 Mill
No.1 Mill
Xiayu
Congyang
19530000 mE
19534000 mE
3788000 mN
SGX
HPG
HZG
TLP
LM
LEGEND
Quaternary
Tertiary
Proterozoic
Archean
Amphibolite
Diorite
Gabbro
Granite
Fault
TLP - LM
Ying permit
N
SCALE
0
1
2km

Figure 4-2

SILVERCORP Metals Inc.

TLP & LM MINE AREA
HENAN CHINA

Project and Mill Locations

Drafted by B. Sun | January 2010

Figure 4-2: Project and Mill Location 2010

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

NOTE:    The above table and notes were prepared by Mr. Myles J. Gao, P.Geo., President and Chief Operating Officer of Silvercorp, a Qualified Person as defined in NI 43-101.

The existing exploration and mining permits cover all the active exploration and mining areas discussed in this Technical Report. Permits can be renewed by submitting an application together with required technical documents. The exploration permits give the right to carry out all contemplated exploration activities with no additional permitting required. The mining permits give the right to carry out full mining and mineral processing operations in conjunction with safety and environmental certificates. The safety certificates for Silvecorp’s mining activities were issued by the Department of Safety, Production and Inspection of Henan Province. Environmental certificates were issued by the Department of Environmental Protection of Henan Province.

Surface rights for mining purposes are not included in the permits but can be acquired by payment of a purchase fee based on the appraised value of the land. Subject to negotiation, some land use compensation fees may also be due to the local farmers if their agricultural land is disturbed by exploratory work.

There are no known or recognized environmental problems that might preclude or inhibit a mining operation in this area. Some major land purchases may be required in the future for mine infrastructure purposes (processing plant, waste disposal, office and accommodations).

Silvercorp’s projects are subject to existing JV agreements as follows:

Ying and TLP Projects

A co-operative joint venture contract dated April 15, 2004 was consummated between Victor Mining Ltd. (“Victor”), the wholly owned British Virgin Islands subsidiary of Silvercorp Metals Inc., and Henan Non-Ferrous Geological & Mineral Resources Co. Ltd. (“HNGMR”). Pursuant to the joint venture contract, a Chinese cooperative joint venture company, Henan Found Mining Ltd. (“Found”), was established to hold 100% of the Ying Project. Victor consummated the obligation and now owns 77.5% interest in Found. The Ying mining permit controlled by Found totals 19.83 sq. km and the three Ying exploration permits total 38.43 sq. km.

The TLP property was purchased in 2007 by Found for $20 million and funded by Found’s cash on hand. The TLP mining permit controlled by Found totals 3.30 sq. km.

HPG and LM Projects

A co-operative joint venture contract dated March 31, 2006 was consummated between Victor Resources Ltd., the wholly owned British Virgin Islands subsidiary of Silvercorp, and Luoning Huatai Mining Development Co., Ltd. (“Huatai”). Pursuant to the joint venture contract, a Chinese co-operative joint venture company, Henan Huawei Mining Co. Ltd. (“Huawei”), was established to hold 60% of the HPG Project. In 2007, Silvercorp signed an agreement to purchase an additional 20% interest of Huawei from its JV partner, Huatai, in which 10% interest will be held in trust for a shareholder of Huatai. Total consideration for the 20% interest is C$1.98 million with Silvercorp's share of C$0.99 million paid in full. Silvercorp is now entitled to 70% interest in Huawei.

Henan Huawei purchased the LM property in 2007 at an approximate cost of $3.25 million and funded by Henan Huawei’s cash on hand. The mining permits controlled by Huawei at the HPG and LM projects total 3.61 sq. km. The HPG exploration permit encompassing 5.86 sq. km is held by Huatai but will be transferred to Huawei when the application for a mining permit is approved and the mining permit issued.

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

Exploration and Mining Rights

China is the third largest economy in terms of GDP, and the most populous country in the world (more than 1.3 billion people, about 1/5 of the world’s total). It has a strong national policy encouraging foreign investment and ranks as one of the world’s leading jurisdictions for mining investment owing to advanced infrastructure, a large pool of skilled technical and professional personnel and — most importantly —having an established Mining Code which clearly defines the mining rights guaranteed by the government of China (Figure 4-3).

China has a 17% Value Added Tax (VAT) on sales of concentrates and on articles such as materials and supplies. The 17% VAT paid on materials purchased for mining is returned to the company as an incentive to mine in China. There is no VAT on labor or services. A 2% resources tax is payable by companies as a royalty to the government.

For foreign invested companies such as Silvercorp, income tax is zero for the first two years, then 12.5% for years three to five, and 25% thereafter. Starting in 2009, Henan Found entered its fourth year of operation, and as such enjoys a 12.5% income tax rate until 2010, while Henan Huawei, operator of the LM mine, is in its third year of operation and will retain a 12.5% income tax until 2011.

According to China’s mining law, mining companies are required to pay 2% resource tax or government royalty. Other taxes such as Business, City Construction, and school taxes are exempted for foreign invested companies.

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

Figure 4-3: Property Geology

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Ying District is about 240 km west-southwest of Zhengzhou (pop. 7.0 million), the capital city of Henan Province, and 80 km west of Luoyang (pop. 1.4 million), the nearest major city (Figure 4-1). Zhengzhou is the region's largest industrial city, offering full service facilities and daily air flights to Beijing, capital of China, and other major population centers such as Shanghai and Hong Kong. The nearest small city to the Ying District is Luoning (pop. 80,000+), about 40 km by paved roads from Silvercorp’s Ying mill site located centrally to the projects. The mill site is about 15 km by paved road from the Guxian Reservoir. The main exploration-development camp, Shagouxi (SGX), is accessed via a 30-minute ferry ride across the Reservoir (Figure 4-2 and Figure 4-3).

The district is within the Funiu Mountain Range, a rugged, deeply dissected mountainous region with elevations ranging from 300m to 1200m above sea level. Hill slopes are steep, commonly exceeding 25o. The rock exposures on the hillsides range from fair to good and almost all of the district’s significant discoveries of surface mineralization, together with the important geochemical and geophysical anomalies, were made on these hillsides.

The area has a continental sub-tropical climate with four distinct seasons. Temperature changes are dependent on elevation, with an annual range of -10°C to 38°C and annual average of 15°C. The annual precipitation averages 900 mm, mostly occurring in the July to September rainy season and supplemented by snow and frost occurring from November to March.

The area is sparsely vegetated, consisting mostly of bushes, shrubs, ferns and small trees. At higher elevations the vegetation is denser and the trees are larger. The local economy is based on agriculture (wheat, corn, tobacco, medicinal herbs) and mining. Agriculture is confined to the bottoms of the larger stream valleys and to the many terraced hillsides.

There are major power grids adjacent to the properties, including a power line extending to the SGX Area. Adjacent to the YING District is a hydropower generating station at the dam that forms the Guxian Reservoir (Figure 4-2). This reservoir is on the Luo River, a tributary to the Yellow River. Sufficient manpower is available to serve most exploration or mining operations.

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

6.0	HISTORY

Silver-lead-zinc mineralization in the Ying District has been known and intermittently mined for the last several hundred years. The first systematic geological prospecting and exploration was initiated in 1956 by the Chinese government. Detailed summaries of the district’s historical activities from 1956 to 2004, when Silvercorp first acquired interests in the area, are described in five previous NI 43-101 technical reports prepared for Silvercorp (Broili, 2004; Broili, 2005; Broili et al., 2006, 2008; Broili and Klohn, 2007; Xu et al., 2006) which are publicly available on www.sedar.com. For that reason, the following chapter presents only a very brief review of the district’s historical activities.

6.1	YING/SGX MINE PROJECT

Silvercorp acquired its interest in the Ying/SGX Mine Project in 2004. The Ying/SGX mine at the time was being operated by artisanal “trespass miners.” Silvercorp subsequently consolidated the entire Ying District by acquiring the HZG, HPG, and LM mines, all of which were held and operated by Chinese companies. Work carried out since 2004 consists of a series of exploration campaigns, driving declines, undercut drifts, raises and ventilation raises, sinking shafts, enlarging and extending tunnels, underground and surface drilling, sampling and metallurgical work. Resources have been significantly expanded and since 2007 Silvercorp has been producing and shipping ore. Silvercorp has since constructed two mills to process the mined ore into shippable concentrates.

6.2	HPG MINE PROJECT

The underground mine at HPG was initially constructed in April 1995, with a mining license issued in June 1996 to Huatai #1 company. The mine was shut down during 1997 and 1998, and in 2001, new mining licenses were re-issued by Henan Bureau of Land and Resources to Huatai #2 company (changing names on a mine license in China is difficult so the same name is used even though they are different companies). In 2004, Huatai #3 company acquired the mine, which had an estimated reserve of about 408,000 tonnes, and reportedly produced 70,000 tonnes of ore per year from four principal underground levels. Ore was shipped to Guxian Ore Processing Plant, owned by Huatai (Figure 4-2). In 2006, Silvercorp reached an agreement with Huatai which included both the mine and the plant.

6.3	TLP MINE PROJECT

In 1998, a mining permit was issued at the TLP area to Tieluping Silver and Lead Mine of Luoning County. The mine produced 450 tonnes/day of ore using shrinkage stoping methods with ore shipped to five small mills which produced lead concentrates by conventional flotation methods. The government closed the mine in December 2006 due to health, safety and environment concerns. The operation is thought to have produced about 1.55 million tonnes of ore, but actual production and grades are unknown. Silvercorp acquired the TLP project from the owners in late 2007.

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

6.4	LM MINE PROJECT

In 2002, a mining permit was issued at the LM area to Luoning Xinda Mineral Products Trade Co. Ltd. The permit allowed Xinda to mine 30,000 tonnes of silver and lead ore using shrinkage stoping methods. Ore was extracted mainly from the 990m to 838m levels and was shipped to a local custom mill for processing by conventional flotation. Reported production for the LM operation is 120,206 tonnes of ore at grades averaging 257.06 g/t Ag and 7.04 % Pb. Silvercorp acquired the LM project from the owners in late 2007.

6.5	PRIOR RESOURCES

Silvercorp’s underground exploration efforts on the four principal mine areas through 2006 and 2007 significantly increased mineral resources and upgraded the resource category. The most recent resource data – prior to this current report – were reported in NI 43-101 Technical Reports prepared in 2007 (Broili and Klohn, 2007) and 2008 (Broili et al., 2008), as listed in following table:

2007 Resource Estimates at Individual Mines*

			In Situ Metal Resource				Grades
	Resource Type	Resource (Tonnes)	Ag (oz)	Pb (t)	Zn (t)	Ag Equiv. (oz)	Ag (g/t)	Pb (%)	Zn (%)
Ying Mine	Measured	263,943	9,174,798	47,909	25,458	19,160,704	1,071	17.77	8.58
	Indicated	1,785,902	41,225,524	200,540	85,168	81,764,436	718	11.23	5.54
	Inferred	1,978,892	66,254,489	349,720	122,480	143,097,751	1,128	19.01	7.57
HPG Mine	Measured	35,226	132,794	2,174	261	553,359	117	6.28	1.28
	Indicated	166,661	357,887	5,859	502	1,901,060	67	3.52	0.30
	Inferred	1,513,222	5,824,580	101,017	32,906	28,250,515	120	6.68	2.17
TLP Mine	Measured	910,811	3,483,248	26,009	-	7,226,666	119	2.86	-
	Indicated	3,247,978	15,132,435	70,334	-	25,207,201	145	2.17	-
	Inferred	2,708,161	12,417,352	64,910	-	21,693,963	143	2.40	-
LM Mine	Measured	118,397	967,327	2,567	-	1,354,959	254	2.17	-
	Indicated	244,077	2,009,885	5,075	-	2,797,058	256	2.08	-
	Inferred	106,531	816,572	3,122	-	1,274,891	238	2.93	-

*Notes: Resource estimates on Ying and HPG from August 2007 NI43-101 Report and on TLP and LM from November 2008 technical report. Ag Equiv is based on metal prices of Ag US$6.50/oz, Pb US$0.40/lb, Zn US$0.45/lb without consideration of metallurgical factors.

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

7.0	GEOLOGICAL SETTING

7.1	REGIONAL GEOLOGY

The Ying District is comprised of the Ying/SGX (Shagouxi), HZG (Houzhanggou), HPG (Haopinggou), TLP (Tieluping) and LM (Longmeng) mining projects. The district occurs in the 300 km long west-northwest trending Qinling orogenic belt (Figure 4-1) which was formed by collision of two major continental tectonic plates in Paleozoic time. The northern plate, covering all of Henan Province, is the North China plate. The southern plate, covering the south half of Hubei Province (Henan’s southern neighbor) is the Yangtze plate. Rocks along the Qinling orogenic belt (Figure 4-1), which is the crustal join between the two plates, are severely folded and faulted, offering optimal structural conditions for the emplacement of a myriad of mineral deposits. Several operating silver-lead-zinc mines, including the Ying District, occur along this belt.

The basement of the Qinling orogenic belt consists of highly metamorphosed Archean-age rocks of the North China plate, dominantly felsic to mafic gneisses with minor amphibolites, intrusive gabbros and diabases. The Qinling belt itself is comprised largely of Proterozoic- to Paleozoic-age rock sequences consisting of mafic to felsic volcanic rocks with variable amounts of inter-bedded clastic and carbonate sedimentary rocks. These rocks have been weakly metamorphosed to lower greenschist facies, with local areas of strongly metamorphosed lower amphibolite facies. The metamorphosed Qinling belt sequence and the underlying Archean basement rocks are intruded by mafic to felsic dikes and stocks of Proterozoic and Mesozoic ages. They are overlain by non-metamorphosed sedimentary rock sequences of Mesozoic- to Cenozoic-age, primarily marls and carbonaceous argillites which are in turn overlain locally by sandstone-conglomerate sequences.

The dominant structures in the Qinling orogenic belt are west-northwest trending folds and faults generated when the two major tectonic plates collided in Paleozoic time. The faults consist of numerous thrusts having a component of oblique movement with sets of conjugate shear structures trending either northwest or northeast. These conjugate shear zones, which display features of brittle fracturing such as fault gouge, brecciation and well-defined slickensides, are associated with all the important mineralization recognized along the 300 km-long orogenic belt. At least three important north-northeast trending mineralized fault zones are identified in the Ying District: 1) the Heigou-Luan-Weimosi, deep-seated fault zone, 2) the Waxuezi-Qiaoduan fault zone, and 3) the Zhuyangguan-Xiaguan fault zone.

7.2	LOCAL GEOLOGY

The Ying District is underlain by a highly metamorphosed Archean basement consisting primarily of mafic to felsic gneisses derived from mafic to felsic volcanic and sedimentary rock units (Figure 4-2 and 7-1). The lowest part of the basement gneiss sequence is about 1 km thick and comprised of mafic gneiss with local gabbroic dikes and sills that trend north-northeast and dip 30o to 60o southeast. This sequence is overlain by a much thicker succession of thin-bedded quartz-feldspathic gneiss, which is bounded on the north and west by Proterozoic-age andesitic greenstones along a very high-angle (>70°) “detachment” fault-shear zone. The greenstones have been folded and dip steeply toward the northeast and southwest.

The basement gneisses are commonly tightly-folded with boudins abundant near the mafic gneiss-feldspathic gneiss contact. Small granite porphyry stocks of Proterozoic to Paleozoic age locally intrude the gneisses.

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All these lithologies are extensively cut by northeast-trending, high-angle, mostly west-dipping conjugate faults. The northeast trend of these faults vary from mostly north-northeast and true north on the west side of the district to northwest, with occasional north and rare northwest faults on the east side of the district. The faults are commonly vertical to steeply dipping in either direction and are occasionally filled with younger andesitic to basaltic diabase dikes, resulting in a dike swarm. Continued movement on these faults has provided the openings that host all important silver-lead-zinc mineralization in the district.

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8.0	DEPOSIT TYPES

The targeted deposit types in the Ying District are “mesothermal silver-lead-zinc veins” as described by Lindgren (1933), more recently termed “Cordilleran vein type deposits” by Guilbert and Park (1986), “silver-lead-zinc veins in clastic metasedimentary terranes” by Beaudoin and Sangster (1992), or “polymetallic Ag-Pb-Zn±Au veins” by Lefebure and Church (1996). Mesothermal vein systems are formed at considerable depth (from 600 m to 4000 m or more) by hydrothermal processes in a temperature range of 200 to 300o C.

Classic deposits of this type include the Coeur d’Alene silver district in northern Idaho, U.S.A., one of the largest silver-lead-zinc districts in the world (Park and MacDiarmid, 1970). Other examples include the Kokanee Range and Keno Hill, Canada; the Harz Mountains and Freiberg, Germany; and Príbram, Czechoslovakia (Beaudoin and Sangster, 1992).

Common characteristics of these silver-lead-zinc vein systems are as follows:

1.	Occur in almost any type of host rock, but typically in thick sequences of metamorphosed clastic sedimentary rocks or intermediate to felsic volcanic rocks (Lefebure and Church, 1996).

2.

Usually occur in areas of strong structural deformation in brittle and brecciated rock units with mineralization in altered country rock parallel to anticlinal axes and faults (Park and MacDiarmid, 1970; Sorenson, 1951; McKinstry and Svendsen, 1942).

3.

Often spatially or genetically proximal to igneous rocks, but not to intrusions related to porphyry-copper mineralization (Beaudoin and Sangster, 1992). Many veins are associated with dikes that follow the same structures (Lefebure and Church, 1996).

4.

Exhibit strong structural control, generally occurring as steeply-dipping, narrow, tabular or splayed fissure veins, commonly as sets of parallel and offset veins. Individual veins range in width from centimeters up to more than 3 m, and are generally continuous for a few hundred meters to more than 1,000 m along strike and to depth. Widths can be up to 10 m or more in stockwork zones (Lefebure and Church, 1996).

5.

Veins often display crustiform textures (mineral banding) (Bateman, 1951), locally with open space drusy quartz, cockade and/or colloform textures. Sulfides are confined to the veins and occur as granular masses, coarse-grained patches and/or disseminations.

6.

Wall rock alteration is typically limited in extent – usually only a few to several meters – and consists of sericite, quartz, siderite, ankerite, pyrite and K-feldspar within or proximate to the veins, and chlorite, clay and calcite more distal to the veins.

7.

Common ore minerals are galena (PbS), sphalerite (ZnS) and tetrahedrite (Cu,Fe)12Sb4S13 with lesser amounts of chalcopyrite (CuFeS2), pyrargyrite (Ag3SbS3), and other sulfosalts. Small amounts of acanthite (Ag2S) and native silver may occur, but most silver in the veins is present as inclusions in galena or tetrahedrite (silver-bearing tetrahedrite is also known as freibergite). Copper and gold may increase at depth. Common gangue minerals are quartz, pyrite (FeS2), and carbonate – usually siderite (FeCO3) or ankerite [Ca (Fe, Mg, Mn) (CO3)2] with distal calcite (Park and MacDiarmid, 1970; Lefebure and Church, 1996).

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8.	In some cases, mineral zones are formed by multiple hydrothermal events or a telescoped single event rather than zoning about a single point (Beaudoin and Sangster, 1992).

9.

Individual vein systems range from several hundred to several million tonnes grading from 5 to 1,500 g/t Ag, 0.5 to 20.0% Pb and 0.5 to 8.0% Zn, with exceptional veins being even richer. The larger vein systems are attractive targets because of their high grades and relatively easy metallurgical recovery (Lefebure and Church, 1996).

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9.0	MINERALIZATION AND ALTERATION

The Ying District contains a myriad of mesothermal silver-lead-zinc-rich quartz-carbonate veins in steeply-dipping fault-fissure zones which cut the Precambrian gneiss and greenstone (Figure 4-1). More than 80 major mineralized vein structures have been identified and mapped to date, while a number of smaller mineralized veins have been identified but have not yet been explored or developed.

To date, Silvercorp’s exploration-development-production activities have focused on five target areas in the Ying District:

  SGX – a 9 km2 area immediately south of the southwest portion of the Guxian Reservoir,

  HZG – a 2 km2 area adjoining the SGX Area on the south,

  HPG – a 6 km2 area northeast of the SGX Area,

  TLP – a 6 km2 area southeast of the HPG Area,

  LM – a 3 km2 area immediately south of the TLP Area.

9.1	VEIN STRUCTURE

Structurally, the vein systems in the Ying District all appear to be generally similar, occupying steeply-dipping fault-fissure zones with a common change of trends, dips and dip directions. The major trend is northeast-southwest, less commonly north-south, and rarely northwest-southeast (Figure 4-1). The structures extend for hundreds to a few thousand meters along strike and are often filled by altered andesite or diabase dikes together with quartz-carbonate veins, or are defined as discrete zones of altered bedrock (mainly gneiss) with local selvages of quartz-carbonate veinlets. At the surface, a third to a half of the exposed structures are conspicuously mineralized as well as altered.

The veins occur as steeply-dipping, narrow, tabular or splayed veins, commonly as sets of parallel and offset veins. Individual veins along the structures thin and thicken abruptly, from a few centimeters up to a few meters in width, in classic “pinch-and-swell” fashion. The pinching and swelling are the result of flexural irregularities from movement along the structure, with “swells” representing zones of dilation. The dilation zones (swells) are often sites of high-grade pockets or “ore shoots.” At SGX, these “ore shoots” range from 30 m to 60 m or more in vertical and horizontal dimensions over vein widths ranging from 0.4 m to 3.0 m. Commonly the vertical dimension of the SGX shoots is greater – often twice or more – than the horizontal dimension. In long-sections constructed along the veins, many of these shoots are seen to have a steep, non-vertical rake.

The veins at TLP all dip westward while the veins at LM dip steeply both east and west. Prior mining and stoping at TLP indicate the mineralization along Vein II and I have a fairly shallow plunge toward the north. These structural zones extend for hundreds of meters to a thousand meters or more along strike. Altered andesite or diabase dikes together with fine-grained silica or quartz-carbonate veining occasionally fill these structures, or they may be expressed as discrete zones of altered bedrock (mainly gneiss) with local selvages of quartz-carbonate veinlets. From one-third to one-half of the structures exposed at the surface are conspicuously mineralized as well as altered.

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9.2	VEIN CHARACTER

The vein systems in all targeted areas are mostly similar in mineralogy with any differences between the areas likely due to district-scale mineral zonation at different levels of exposure (Broili et al., 2008), analogous perhaps to the broad-scale zonation patterns observed in other mesothermal silver-lead-zinc districts such as the Coeur d’Alene district, U.S.A.

SGX Mine Area

The SGX Area is the most extensively explored target area to date with at least 28 mineralized veins identified to date, 10 of which are intensely mineralized and contain 90% of the currently defined resources in the SGX mine area (see Resource Chapter). Sampling in exploration and development workings at various levels indicates that approximately 27% of the material filling the veins is highly mineralized, ranging from 0.2 m to more than 1.0 m in width (average 0.48 m) and containing an average of about 25% galena and 12% sphalerite. Other metallic minerals present in much smaller amounts include pyrite, chalcopyrite, hematite, and very sparse amounts of wire silver, silver-bearing sulfosalts (mainly the mineral pyrargyrite), silver-bearing tetrahedrite (known as “freibergite) and possibly acanthite (silver sulfide).

The metallic minerals are confined to the veins, occurring as massive accumulations or disseminations. Much of the galena in the SGX veins occurs in massive tabular lenses consisting of coarse crystalline aggregates or fine, granular “steel galena.” These bodies can be up to 1.0 m thick and 100 m or more in vertical and horizontal dimensions. Sphalerite consists of the dark-colored, iron-bearing variety (also known as “blackjack” sphalerite) and occurs as coarse bands or aggregates with the galena. Alternating bands of galena, sphalerite, pyrite and quartz are common near the vein margins.

Most of the silver in the SGX veins is apparently present as microscopic inclusions in the galena. Silver occurs at a reasonably consistent ratio with lead, ranging from 45 to 65 grams silver (1.4 to 2.1 troy ounces) for each percent lead. Ag:Pb and Pb:Zn metal ratios in the SGX veins – using tonnes of contained metal and calculated as (Ag*100)/((Ag*100)+Pb) and Pb/(Pb+Zn) – are 0.36 and 0.74, respectively, very close to the Coeur d’Alene ratios of 0.29 and 0.72, and generally within the 0.22–0.63 and 0.51–0.72 ratio ranges considered to be characteristic of the silver-lead-zinc vein deposit model summarized previously in this report (Beaudoin and Sangster, 1992).

Several shoots in some of the SGX veins contain from 92 to 165 grams silver for each percent lead, much greater amounts of silver relative to lead than the usual range for SGX veins. Much of the silver in these shoots is thought to be carried as a silver-rich, non-lead-bearing mineral such as freibergite, a dark-colored metallic mineral that could easily be hidden within metallic granular masses of galena. Not surprisingly, these same shoots contain up to several percent of potentially valuable copper, which is a major constituent of freibergite. Exploration in the SGX veins to date has found very little gold except for the short S7-2 vein in the eastern part of the target area which contains from 4.4 to 8.9 g/t gold, but very little silver, lead or zinc. Neither gold or copper are currently recovered from the SGX vein ores.

Gangue in the SGX vein systems consists mostly of quartz-carbonate minerals with occasional inclusions of altered wall-rock. The carbonate is dominantly ankerite in contrast to siderite, which is the most common carbonate gangue mineral in many mesothermal silver-lead-zinc districts. In the Coeur d’Alene district, for example, siderite is closely associated with the sulfide ore minerals, ankerite occurs farther away from the ore, and calcite is present as a distal carbonate mineral.

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Wall rock alteration commonly consists of a myriad of quartz veinlets accompanied by sericite, chlorite, silicification, and ankerite on fractures. There is also some retrograde alteration, expressed as epidote along fractures. The vein systems appear to persist or even strengthen at depth with many veins exposed in the underground workings often significantly richer in silver-lead-zinc than the same veins exposed at the surface. This suggests that the mineralization is either leached from the surface outcroppings or, more likely, is zoned and becomes richer at depth (Broili et al., 2006).

HZG mine area

In the HZG area, 4 mineralized veins have been identified to date. Mineralization comprises from 14 to 23% of the veins over widths ranging from 0.3 m to 0.8 m, averaging 0.78 m. The HZG veins contain distinctly more copper than the veins of the other two Ying target areas, with the largest vein yet defined at HZG, the HZ20 vein, containing an average of 1.19% copper, occurring mostly in chalcopyrite and tetrahedrite. The tetrahedrite occurs commonly as lens masses, probably filling tension gashes, which are distributed in relay-like fashion near the vein margins and in ladder-like fashion in the center of the veins. Chalcopyrite is present as disseminated crystals in the gangue and in the tetrahedrite. Other sulfides include galena (up to several percent locally) and pyrite.

The contact of the vein with wallrocks is sharp and marked by shearing and gouge. The gangue is predominantly quartz-ankerite with conspicuous amounts of bright green fuchsite (a chrome-bearing muscovite), an alteration product which is especially abundant near the HZG vein margins. The presence of fuchsite, which is common in many greenstone-related, mesothermal gold districts, in the Ying District appears to be unique to the HZG veins.

HPG mine area

More than 20 mineralized veins have been identified in the HPG Area, with 7 of these containing 90% of the resources defined to date in the HPG mine area. Sampling at various levels in workings along these vein structures indicates that from 27% to 50% or more of the vein material is mineralized, ranging from 0.2 m to 5.2 m in width, averaging 0.81 m.

The veins occur in relatively permeable fault-fissure zones and are extensively oxidized from the surface to depths of about 80 m. Within this zone, the veins show many open spaces with conspicuous box-work lattice textures resulting from the leaching and oxidation of sulfide minerals. Secondary minerals present in varying amounts in this zone include cerussite (lead carbonate), malachite (copper carbonate) and limonite (hydrous iron oxide). Beneath this oxide zone, sulfide minerals are mixed with secondary oxide minerals in the vein, with sulfides becoming increasingly abundant downward to about 150 m depth, beyond which fresh sulfides are present with little or no oxidation.

The dominant sulfides are galena, typically comprising a few percent to 10% of the vein, together with a few percent sphalerite, pyrite, chalcopyrite and freibergite-tetrahedrite. Other metallic minerals in much smaller amounts include argentite, native silver, native gold, bornite and various sulfosalts. The minerals occur in narrow massive bands, veinlets or as disseminations in the gangue. Gangue minerals include quartz, sericite and carbonate, occurring as dolomite and calcite with some ankerite.

TLP-LM mines area

A total of 30 mineralized veins have been identified to date in the TLP–LM mines. Underground sampling at various levels in the exploration and development workings along or across these veins indicates that a significant amount of the filling material in the vein is strongly mineralized and contains an average of approximately 30% galena, 1% chalcopyrite and 1% sphalerite over widths of 0.2 m to 1.0m or more. Other metallic minerals present in much smaller amounts include pyrite and hematite together with very sparse amounts of acanthite (silver sulfide).

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The mineralization in the veins occurs as either massive accumulations or disseminations. Much of the galena occurs in massive tabular lenses consisting of coarse crystalline aggregates to fine granular “steel galena.” These bodies can be up to 1.0 m thick and 100 m or more in vertical and horizontal dimensions.

Most of the silver in the TLP–LM veins is present as microscopic inclusions in the galena. It appears that Ag:Pb ratios are distinctly different between veins of the northern TLP area (“North Zone”) and the southern TLP and LM area (“South Zone”). Based upon 15 verification samples collected for a previous Technical Report (Broili, et.al., 2008), veins in the “South Zone” appear to have much higher zinc contents and higher Ag:Pb ratios (90 to 130 grams silver for each percent lead) than veins from the “North Zone” (5 to 15 grams silver for each percent lead), as well as proportionally less gold. It is thought this difference is the result of zonation or reflects differences in the level of exposure.

The gangue in the TLP–LM vein systems is mostly fine-grained silica with zones of quartz-carbonate minerals and occasional inclusions of altered wall-rock. The carbonate is dominantly ankerite (calcium-iron-magnesium carbonate), in contrast to siderite (iron carbonate) which is the most common carbonate gangue mineral in many mesothermal silver-lead-zinc districts. In the Coeur d’Alene district, siderite is closely associated with the sulfide ore minerals, whereas ankerite occurs farther away from the ore, and calcite (calcium carbonate) is present as the distal carbonate mineral.

Wall rock alteration consists of a myriad of quartz veinlets accompanied by sericite, chlorite, silicification and ankerite on fractures. The vein systems appear to have better continuity and increasing mineralization at depth, and many veins exposed in the underground workings are often significantly richer in silver-lead-zinc than the same veins exposed at the surface. This suggests that the mineralization is either leached from the surface outcroppings or more likely becomes richer at depth due to primary mineral zoning (Broili, et. al., 2006).

The veins occur in relatively permeable fault-fissure zones and are extensively oxidized from the surface to depths of about 80 m. Within this zone, the veins show many open spaces with conspicuous box-work lattice textures resulting from the leaching and oxidation of sulfide minerals. Secondary minerals present in varying amounts in this zone include cerussite, malachite and limonite. Beneath this oxide zone, sulfide minerals are mixed with secondary oxide minerals in the vein, with sulfides becoming increasingly abundant downward to about 150 m depth, beyond which fresh sulfides are present with little or no oxidation.

The TLP system also contains some epithermal veins and veinlets. These veins contain abundant large vugs lined with carbonate and they either crosscut or follow some of the mesothermal filled structures.

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10.0	EXPLORATION

Silvercorp initiated exploration-development activities in the SGX area including HZG (immediately south of SGX), HPG (northeast of SGX) and LJG (southeast of SGX) in July 2007, and in the TLP-LM mine areas in December 2007. The past exploration activities, including surface activities, have been detailed in previous technical reports prepared for Ying District projects (Broili et al., 2006; Xu, 2006; Broili et al., 2008; Broili and Klohn, 2007).

Surface exploration in the Ying District has proven difficult because of the area’s high topographic relief and lack of good or accessible outcrops. Surface exploration drilling requires very long and expensive drill holes; consequently, the projects have been explored primarily from underground workings –tunnels, drifts, crosscuts and declines, typically about 2 x 2 m in size – and by underground long-hole drilling. The workings follow the veins along strike, intersect the veins at different depth levels, and provide stations for underground diamond core holes, which are designed to define down-dip extensions of the veins. Due to the pocket-like character of the high-grade mineralization and to inexpensive labor costs, this underground exploration has proved to be the most effective and efficient way to define geometry of the veins and the mineralized bodies.

Very little surface work has been done recently on the project. The following section presents an area-by-area and vein-by-vein summary of results and observations obtained from exploration activities completed to date – mostly underground drilling and tunneling. Detailed statistics of the drilling and tunneling activities are summarized in a following chapter (Chapter 10, Drilling and Tunneling) of this report.

10.1	SGX AREA – PRINCIPAL VEINS

The SGX area, currently the most abundantly mineralized area in the Ying District, is on the western margin of the district (Figure 4-3). The area has several large, elongate and evenly spaced vein systems, most of which trend northeast-southwest (NE-SW) bending north-northeast-south-southwest (NNE-SSW) toward the western margin (Figure 10-1). The exception is the S16 vein system and adjacent veins which trend approximately north-south (N-S). The vein systems are rather complex and typically consist of multiple individual veins that are splits or splays of the main vein. There are seven major vein systems –S16, S7, S14, S6, S2, S21 and S8 (listed in order of decreasing resource size) – with a couple dozen minor veins.

S16 vein system

The S16 vein system, in the central part of the SGX area, contains at least five significantly mineralized veins (S16W, S16W1, S16E, S16E3 and S16E1), all of which strike approximately N-S and dip moderately to steeply east (50-83°), quite unlike most other vein systems in the SGX Area which are more steeply dipping and strike generally NE-SW (Figure 10-2).

S16W – The S16W vein, currently the most abundantly mineralized single vein in the SGX mine area, is exposed for 1.9 km along strike at the surface. Mineralization is defined by tunnels, undercut drifts, and raises, mainly on the 490, 450, and 400 m levels from the CM101 and CM105 tunnels. Mineralization occurs in five major bodies and several smaller outlying bodies within a 1.3 km length of the vein (Figure 10-3).

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Figure 10-1: Tunnels and Veins at SGX Area

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Silvercorp Metals Inc.

Cross Section on Line 56
ZK1208
90°
S16
S21
S16E
S22
S7
S7-I
S16E1
S16W1
S16W
ZK5602
ZK5603
ZK5605
ZK5607
800m
700m
600m
500m
400m
300m
200m
100m
5.94m@1940g/tAg
27.2%Pb 2.8%Zn
0.40m@3087g/tAg
79.6%Pb 1.61%Zn
0.40m@3529g/tAg
40.05%Pb 6.07%Zn
1.56m@321g/tAg
0.14%Pb 2.72%Zn
0.25m@578g/tAg
19.17%Pb 9.31%Zn
0.4m@400g/tAg
24.21%Pb 8.18%Zn
0.12m@700g/tAg
28.49%Pb 1.92%Zn
0.4m@2063g/tAg
26.02%Pb 4.7%Zn
6.87m@471g/tAg
2.71%Pb 0.43%Zn
0.3m@641g/tAg
15.58%Pb 42.99%Zn
0.2m@4440g/tAg
21.42%Pb 2.84%Zn
2.62m@202g/tAg
2.78%Pb 0.92%Zn
0.05m@105g/tAg
3.61%Pb 1.25%Zn
4.28m@26g/tAg
0.99%Pb 0.12%Zn
1.15m@219g/tAg
4.92%Pb 0.25%Zn
523500mE
523600mE
523700mE
523800mE
LEGEND
Alteration Zone
Mineralized Vein
Undercut Tunnel
ZK1208
Drill Hole
SCALE
0
100
200m
Figure 10-2
SILVERCORP Metals Inc.
YING SILVER PROJECT
HENAN CHINA
Cross Section on Exploration Line 56
Drafted by B. Sun
January 2010

Figure 10-2: SGX Section 56

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Silvercorp Metals Inc.

Longitudinal Projection of S16W Vein

0°
0.45m@1696g/tAg
40.5%Pb 5.49%Zn
0.43m@386g/tAg
2.92%Pb 5.36%Zn
0.22m@612g/tAg
29.63%Pb 1.82%Zn
0.98m@1066g/tAg
10.47%Pb 2.34%Zn
0.50m@406g/tAg
6.45%Pb 5.68%Zn
0.08m@55g/tAg
13.1%Pb 0.15%Zn
1.35m@380g/tAg
2.48%Pb 0.28%Zn
0.14m@1945g/tAg 0.35g/tAu
8.03%Pb 9.82%Zn 0.17%Cu
0.68m@106g/tAg
17.98%Pb 15.06%Zn
0.11m@380g/tAg
10.56%Pb 10.66%Zn
0.22m@212g/tAg
7.57%Pb 6.03%Zn
0.38m@409g/tAg
0.24%Pb 0.33%Zn
0.71m@74g/tAg
1.15%Pb 9.39%Zn
0.06m@149g/tAg
5.36%Pb 2.10%Zn
0.13m@232g/tAg
12.24%Pb 1.94%Zn
1.37m@197g/tAg
4.24%Pb 1.6%Zn
Shaft #3
Shaft #1
0.59m@1056g/tAg
0.20%Pb 3.99%Zn
0.88m@1218g/tAg
15.16%Pb 8.38%Zn
0.11m@1256g/tAg
15.22%Pb 1.4%Zn
0.25m@517g/tAg
27.67%Pb 2.38%Zn
0.20m@955g/tAg
25.86%Pb 4.16%Zn
0.53m@254g/tAg
19.34%Pb 10.9%Zn
0.95m@242g/tAg
0.89%Pb 0.43%Zn
700
500
300
100
-100
73
57
58
74
LEGEND
Ag Eq (g/t)
> 1250
300-1249
Completed Tunnel
Tunnel to be Developed
Mined Out
Measured Resources
Indicated Resources
Inferred Resources
Drill Hole (> = 300 g/t Ag Eq)
Drill Hole (200-299 g/t Ag Eq)
Drill Hole (0-199 g/t Ag Eq)
m — Horizontal Width
SCALE
0
100
200m
Figure 10-3
SILVERCORP Metals Inc.
SGX MINE
HENAN CHINA
Longitudinal Projection of S16W Vein
Drafted by B. Sun
January 2010

Figure 10-3: Longitudinal Projection of S16W Vein

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

Massive galena mineralization was encountered in two holes, as follows:

Assay results of massive galena intersections in two S16W drill holes:

Drill Hole	From	To	Horizontal width	True Width	Ag(g/t)	Pb(%)	Zn(%)
ZK5509	368.96	369.76	0.53	0.47	254	19.34	10.90
ZK5510	279.39	280.35	0.88	0.78	1218	15.16	8.38

S16W1 – The S16W1 vein, currently the fourth most heavily mineralized vein in the SGX area, is a split of S16 lying just west of S16W. The vein has a known strike extent of 1.3 km with mineralization defined by tunneling, mainly on the 534, 570, 610 and 680 m levels, and by 14 drill holes. Mineralization is identified in four major and two smaller outlying bodies along a 1 km length of the vein (Figure 10-4). Drill hole penetrations confirm mineralization extends 150 m below the deepest existing tunnel level.

S16E, S16E1, S16E3 – S16E and its splays, S16E1 and S16E3, are mineralized but currently less important components of the S16 vein system. They are not exposed at the surface and are defined strictly by underground drilling and tunneling, mainly drifts and undercuts on the 490, 450, and 400 m levels from the CM101 and CM105 tunnels. The S16E vein extends for almost 1 km along strike with mineralization currently defined in four bodies.

S7 Vein System

The S7 vein system, currently the second most abundantly mineralized SGX vein system, is part of a dominant NE-SW structural zone that extends entirely across the SGX mine area. Most of the currently known mineralization occurs either within this structural zone or in the N-S trending possible antithetic structures on the NW side of this zone (e.g., the S16 and S14 vein systems). Mineralization of potential importance has been defined in at least five separate veins (S7, S7-1, S7-3, S7-4 and S7W), with S7-1 and S7 being the two most important.

S7 vein – The S7 vein, currently the fourth most important vein in the SGX area, is a narrow structure-controlled brecciated vein exposed along strike at the surface for more than 3 km. The vein is intersected by a number of drill holes and contains both massive and veinlet mineralization. Representative assays of drill intersections are listed in the following table:

Representative S7 vein drill intersection assays

Drill Hole	From (m)	To (m)	Horizontal width (m)	True Width (m)	Ag(g/t)	Pb(%)	Zn(%)
ZK207	246.67	247.12	0.22	0.22	49	0.34	6.17
ZK207	285.97	286.82	0.42	0.41	290	9.82	3.97
ZK208	254.27	254.67	0.40	0.23	763.5	0.76	0.63
ZKY22A50-1	52.72	53.86	0.66	0.66	188	12.64	23.05
ZK14B03	228.4	230.25	0.93	0.93	619	27.21	2.83
ZK12A21	98.66	98.78	0.09	0.09	1729	6.58	2.73
ZK5509	213.99	214.11	0.03	0.03	156.5	17.75	24.82
ZK7006	34.94	35.30	0.27	0.27	586	4.15	1.10
ZK5108	91.26	92.19	0.31	0.31	2155	47.32	0.90
ZKY18	53.29	53.59	0.16	0.16	188	12.64	23.05
ZKY18A50-1	44.02	44.13	0.05	0.05	54.	3.05	9.46
ZK8039	314.72	315.70	0.23	0.22	1025	9.45	7.36

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

Figure 10-4: Longitudinal Projection of S16W1 Vein

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

Mineralization is well defined by tunneling and undercut drifting on the 710, 680, 640, 585, 570, 520, 490, 450, and 400 m levels from tunnels CM108, PD680, CM101, CM102, and CM103, as listed in the following table:

S7 vein mineralization in tunnels at various levels

Level	Length (m)	wtd. avg. width (m)	wtd. avg. Ag (g/t)	wtd. avg. Pb (%)	wtd. avg. Zn (%)
710m	145	0.58	634	11.89	5.33
680m	105	0.75	507	9.50	1.98
640m	175	0.97	538	13.27	6.2
610m	175	0.42	564	9.43	5.44
570m	220	0.71	653	15.05	6.55
520m	200	0.90	613	9.95	3.62
490m	35	0.47	402	14.69	5.77
450m	40	0.29	273	8.18	3.69

S7-1 vein – The S7-1 vein, currently the third most important vein in the SGX area, is a northwestern splay of the main S7 vein. It is exposed for 0.9 km along strike at the surface. The vein hosts mineralization defined by trenching, tunneling and drilling (Figure 10-5). Representative assays of drill intersections are listed in the following table:

Representative S7-1 vein drill intersection assays

Drill Hole	From (m)	To (m)	Horizontal width (m)	True Width (m)	Ag(g/t)	Pb(%)	Zn(%)
ZK1221	87.52	87.77	0.25	0.22	100	3.75	4.96
ZK5507	277.61	277.88	0.11	0.11	1397	47.29	3.19
ZK5107	187.52	187.82	0.16	0.15	254	33.68	1.86
ZK5509	363.62	364.63	0.67	0.59	220	3.06	1.28
ZK5008	174.79	175.04	0.15	0.15	33.5	0.18	7.73
ZK6608	52.7	52.80	0.05	0.05	597	12.81	0.35
ZK5510	219.7	220.00	0.12	0.12	333	26.97	1.58
ZK5205	173.61	174.31	0.26	0.26	106	2.88	1.93
ZK5108	342.03	344.16	0.78	0.78	54	17.73	0.71
ZK5206	324.32	324.87	0.22	0.22	430	11.64	0.21

The S7-1 vein is best exposed by tunneling and drifting on the 700, 520, 490, 450, 400, 350, and 300 m levels accessed by tunnels PD700, CM103, and CM101, as shown in the following table:

S7-1 vein mineralization in tunnels at various levels

Level	Length (m)	Wtd. Avg. Width (m)	Wtd. Avg. Ag (g/t)	Wtd. Avg. Pb (%)	Wtd. Avg. Zn (%)
700m	135	0.65	490	6.09	8.70
640m	55	0.95	453	11.77	11.03
585m	40	0.38	968	18.40	11.72
490m	40	0.18	949	24.52	5.73
450m	80	0.37	469	17.94	2.73
400m	215	0.42	396	10.37	4.47
350m	40	0.81	842	12.76	2.15
300m	40	0.66	801	19.34	1.77

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

Figure 10-5: Longitudinal Projection of S7-1 Vein

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

S14 Vein System

The S14 vein system in the western part of the SGX area is currently the third most important vein system in the area. It is located a few hundred meters west of the major N-S trending S16 system, is exposed for 1.3 km along the surface, and is dominated by silver and lead mineralization with subordinate amounts of zinc. The vein systems strike NNE-SSW and dip NW (75-78°).

The main S14 vein and the S14-1 vein split have been explored in detail with the main S14 vein being, by far, the most important. The vein is higher-grade than typical SGX veins and currently ranks as the second most abundantly mineralized vein in the SGX area (Figure 10-6). Mineralization has been delineated by underground drilling and by tunneling, undercut and drifting on the 580, 480, 450, 400, 350, 300, and 260 m levels from the CM102, CM105, and PD16 tunnels as shown in the following table:

S7-14 vein mineralization in tunnels at various levels

Level	Length (m)	Wtd. Avg. Width (m)	Wtd. Avg. Ag (g/t)	Wtd. Avg. Pb (%)	Wtd. Avg. Zn (%)
450m	540	0.36	858	15.64	3.38
400m	615	0.47	1540	21.73	3.26
350m	335	0.37	1037	17.00	3.84
300m	265	0.38	1156	18.10	2.71
260m	430	0.38	756	5.87	4.99

S6 vein system

The S6 vein system is a NNE-SSW trending system parallel to, and a short distance west of to the S14 system. The main S6 vein itself is abundantly mineralized with mineralization of currently lesser importance defined in the S16E1 and S6W splits of the main vein. The S6 vein is exposed for 1.2 km along strike at the surface (Figure 10-7). Mineralization has been defined by trenching, tunneling and drilling. Five drill holes intersect the mineralization as listed below:

Drill hole intersections in the S6 Vein

Drill hole	From (m)	To (m)	Horizontal width (m)	True Width (m)	Ag(g/t)	Pb(%)	Zn(%)
ZK1415	328.32	328.44	0.09	0.08	653	18.8	3.2
ZK1613	352.50	352.85	0.24	0.23	322	11.0	11.9
ZK1214	297.24	297.44	0.15	0.14	682	14.2	16.6
ZK1418	408.98	409.09	0.07	0.07	761	1.3	3.8
ZK0607	207.30	208.30	0.52	0.48	1405	4.8	29.6

The S6 vein is accessed underground primarily via the CM102 tunnel for the 555 m level and via PD16 for the four levels between 450 and 300 m with mineralization defined as follows:

S6 vein mineralization in tunnels at various levels

Level	Length (m)	Wtd. Avg. Width (m)	Wtd. Avg. Ag (g/t)	Wtd. Avg. Pb (%)	Wtd. Avg. Zn (%)
555m	85	0.35	1124	22.20	5.80
450m	220	0.44	1157	23.70	5.80
400m	290	0.51	1224	16.74	9.80
350m	400	0.37	493	8.60	10.70
300m	70	0.80	789	10.60	9.20

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

Figure 10-6: Longitudinal Projection of S14 Vein

Figure 10-7: Longitudinal Projection of S6 Vein

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

S8 vein system

The S8 vein system follows a major NE-SW structural zone across the SGX area, parallel to and lying from 100 to 250 m southeast of the S7 vein system. The main S8 vein itself is significantly mineralized with less important mineralization defined also in the S8E and S8E1 veins. The S8 vein is exposed for about 3 km along strike at the surface where it is mineralized only very locally. The vein has been extensively mined in the past with significant remaining mineralization as currently defined by underground tunnelling, drifting and cross-cuts on the 680, 620, 570, 520, and 470 m levels from tunnels CM108, CM101, CM102, and CM103, as listed in the following table:

S8 vein mineralization in tunnels at various levels

Level	Length (m)	Wtd. Avg. Width (m)	Wtd. Avg. Ag (g/t)	Wtd. Avg. Pb (%)	Wtd. Avg. Zn (%)
620m	75	0.42	1504	8.07	6.37
570m	110	0.57	275	15.62	5.99
520m	230	0.77	942	9.71	4.96
470m	120	0.58	189	16.1	1.48
430m	125	0.50	228	14.73	0.92

S21 vein system

The S21 vein system, in the eastern part of the SGX area, trends NE-SW and lies between the S16 and S7 vein systems. Significant mineralization has been defined in the main S21 vein itself with lesser mineralization in the S21W vein split. The S21 vein is exposed for about 350 m along strike at the surface (Figure 10-8). Mineralization is well exposed and defined by undercut drifting and tunneling on the 750, 720, 650, 630, 520, and 510 m levels from the CM101, CM103, and PD680 tunnels, as follows:.

S21 vein mineralization in tunnels at various levels

Level	Length (m)	Wtd. Avg. Width (m)	Wtd. Avg. Ag (g/t)	Wtd. Avg. Pb (%)	Wtd. Avg. Zn (%)
750m	90	0.49	415	4.38	6.05
720m	50	0.38	585	2.03	2.98
650m	130	0.64	303	3.80	5.07
630m	135	0.73	528	10.07	9.43
570m	190	0.33	736	9.34	5.62
550m	80	0.58	561	9.04	5.49
520m	435	0.44	554	9.96	6.81
490m	220	0.47	614	12.95	5.09
470m	175	0.46	751	9.92	6.46
450m	75	0.40	449	15.12	4.94

S2 vein system

The S2 vein system is a NNE-SSW trending system, 100 to 200 m west of the S14 and S6 vein systems, very near the current western edge of the SGX area. Mineralization occurs in the S2 vein itself and the S2E vein split.

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

The S2 vein is exposed for 1.1 km along the surface and the S2E vein, an eastern split of S2, is exposed for 1.2 km along strike. Mineralization in both veins is defined by trenching, tunneling and drilling.

Figure 10-8: Longitudinal Projection of S21 Vein

In the S2 vein, mineralization has been defined by surface trenching and drilling, and by underground drilling, tunneling and undercutting drifts on three levels from the PD16 tunnel, as follows:

S2 vein mineralization in tunnels at various levels

Level	Length (m)	Wtd. Avg.Width (m)	Wtd. Avg. Ag (g/t)	Wtd. Avg. Pb (%)	Wtd. Avg. Zn (%)
450m	155	0.22	346	8.87	6.99
400m	115	0.44	656	10.77	4.13
350m	144	0.48	1033	13.49	9.44

Other SGX veins and vein systems of potential importance

S4 vein – The S4 vein northwest of the S6 vein is at least 700 m long with a 0.6-2.0 m wide alteration envelop. Trenching, tunneling and drilling at 50-100 m spacings have outlined or defined at least three zones of mineralization consisting of thin and irregular “thin and swell” veins.

S5 vein – The S5 vein northwest of the S6 vein is similar in size, character and orientation to the S4 vein discussed above. Four zones of mineralization have been defined by trenching, tunneling and drilling. The vein is best exposed by tunneling and drifting from three levels accessed from tunnel CM105, as follows:

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

S5 vein mineralization in tunnels at various levels

Level	Length (m)	Wtd. Avg. Width (m)	Wtd. Avg. Ag (g/t)	Wtd. Avg. Pb (%)	Wtd. Avg. Zn (%)
420m	25	0.33	598	18.80	3.83
380m	35	0.34	1173	17.77	5.18
340m	95	0.35	468	7.44	4.53

10.2	HZG AREA – PRINCIPAL VEINS

The HZG area is on the western margin of the Ying District immediately south of the SGX area. It has the least explored and developed known mineralization within the district. It has many more veins than the SGX area, but the veins are smaller, shorter and much closer spaced. Additionally, the HZG veins mostly trend NE-SW, bending more NNE-SSW toward the western margin. Exceptions include the HZ 20, HZ 10 and several others which trend nearly due N-S. The HZG veins typically have lower Zn values and higher Cu values than most other areas in the district.

HZ20 Vein – The HZ10 vein along the eastern margin of the HZG area is the most significant vein yet discovered in the area and contains most of the mineralization currently defined in the area. It extends for more than 1.85 km along strike in a N-S direction and dips dipping steeply east to a depth of more than 300 m. It has been explored by 22 surface holes, 3 underground drill holes, and tunnels on the 840 m and 890 m levels (Figure 10-9). Drilling and tunneling define two mineralized zones: The first zone extends 85 m along strike and 310 m down dip, averages 1.39 m in width and contains an average of 385 g/t Ag, 0.14% Pb, 0.32% Zn, and 1.11% Cu. The second zone extends 290 m along strike and 230 m down dip, averages 0.31 m thick and contains an average of 1107 g/t Ag, 3.03% Pb, 0.47% Zn, 1.25% Cu.

Figure 10-9: Longitudinal Projection of HZ20 Vein

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

10.3	HPG AREA – PRINCIPAL VEINS

The HPG area is the third most abundantly mineralized area in the Ying District. The HPG area is on the western margin of the district northeast of the SGX area (Figure 4-1). It consists of a few large, elongate and several shorter veins clustered in the central area (Figure 10-10). The veins nearly all trend SW-NE, with a few smaller veins along the margins bending northerly. The veins are locally enriched in silver, lead, zinc and gold.

Silvercorp has extensively explored the HPG mine area since August 2007 via surface and underground drilling and tunneling, based in part on data from previous exploration operators. They have identified a significant number of mineralized veins, occurrences, and mineralization features. Drill hole spacings at the surface are 50-100 m apart. Use of tunneling (drift 1.8 m x1.8 m) exposes the mineralized veins along strike on different levels at 40 m intervals. Underground drilling at 50-100 m spacing is used to delimit down-dip extent of the veins below the 600 m level. Decline and drift tunneling are commonly used to expose and mine the mineralized bodies on different levels. These exploration techniques have effectively delineated the mineralized bodies in the HPG area.

Exploration activities have focused on the most easily accessible major veins such as the H15 and H17 veins (Figure 10-11). The current exploration focus is on these two veins below the 300 m level, although work also continues on other veins having high mineralization ratios – such as the H16, H15W, H12-1, and H13 veins. The H19 vein, which exhibits geophysical anomalies (e.g., high chargeability, low resistibility), is being exposed by tunneling and drilling between lines 18 and 22 at an elevation of 600 to 700 m.

Exploration and mine development utilizes 10 main access tunnels – PD2, PD3, PD630, PD638, PD698, PD720, HPD29, HPD30, HPD640, and HPD850. Most exploration-development work has used the PD3 access tunnel which has 4 declines from the 600 m level to the 340 m level. 12,280 m of exploration tunnels, 96 underground holes (21,761 m) and 67 surface drill holes (17092 m) had been completed by December 13, 2009, resulting in the discovery of several new mineralized zones.

Currently, mineralization has been defined in 16 separate veins in the HPG area with more than 90% of the mineralization hosted by 7 important veins: H17, H15W, H15, H16, H13, H5, and H12-1 (listed in order of resource size).

H17 vein – The H17 vein is one of the longest veins known in the HPG area and currently the most important in terms of defined mineralization. The vein has been explored by 3,812 m of tunneling through the PD720 access tunnel on the 460 m, 600 m, and 630 m levels (Figure 10-12).

H15W vein – The H15W vein in the center of the HPG area is currently the second most important vein in the area. It occurs 80-120 m in the northwest hanging wall side of the H15 vein and does not crop out at the surface. Drilling and tunneling data indicate a strike length of at least 400 m with the strongest mineralization occurring over a 105 m strike length between the 380 and 500 m levels. Weighted average width of this 105 m segment is 0.39 m and the average grade is 0.63 g/t Au, 254 g/t Ag, 18.43% Pb and 2.36% Zn.

H15 vein – H15 is currently the third most important vein in the HPG area and also one of the longest, extending for at least 1.3 km along the surface. It has been explored by drilling at 50-100 m spacings and by tunneling. Since the last report on the HPG area (Broili and Klohn, 2007), it has been explored by an additional 3,701 m of tunnels completed through main access tunnels PD3, PD630, PD698, and PD720.

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

19526000 mE
19526800 mE
19527200 mE
3783800 mN
3783400 mN
3783000 mN
3782600 mN
3782200 mN
3781800 mN
H50
H51
H4
H3
H12-1
H5
H15-1
(H15W)
H15
H17
PD3
H9
H10
H13
H39
H11
H18
H17-2
H23
H30
Line 16
Cross section
H19
H40
H16
PD5
PD88
HPD670
PD30
H41
H21
H24
H27
H31
H20
PD850
LEGEND
H3
Mineralized vein
Completed tunnel
Tunnel to be developed
N
SCALE
0
200
400m
Figure 10-10
SILVERCORP Metals Inc.
YING MINE AREA
HENAN CHINA
Tunnels and Veins at HPG Area
Drafted by B. Sun and V. Liu
January 2010

Figure 10-10: Tunnels and Veins at HPG Area

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

Figure 10-11: Cross Section on Exploration Line 16

Figure 10-12: Longitudinal projection of H17 Vein

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

A drift in the PD3 tunnel at the 432 m level exposes 113 m of gold-silver-lead-zinc mineralization with a weighted average true width of 1.4 m. The vein is also intersected by cross-cut tunnels on the 630 m and 698 m levels.

H16 vein – The H16 vein occurs in the hanging wall of H17, about 50 to 80 m away from H17. It is exposed for about 600 m along strike. Tunneling and underground drilling at the 640 m level of the H16 vein have defined five zones of mineralization, three of which contain higher-than-usual amounts of gold. To date, these are the only veins in the entire Ying District project from which gold is being recovered as a by-product of the mining operations.

H13 Vein – The H13 vein, about 250 m away from H15 in the hanging wall, is exposed for about 300 m along strike at the surface. Drilling and tunneling define two mineralized zones along the vein.

H5 Vein – The H5 vein, about 250 m away from H17 in the foot wall, extends along strike for 480 m at the surface. It has been explored by 300 m of tunnels completed from the 460m level through the main access tunnel PD3. Mineralization has been defined by the tunneling and by drilling.

H12-1 Vein – The H12-1 vein is exposed for 280 m along the surface. Mineralization has been defined by the tunneling and by drilling.

Other HPG veins

H15-1 vein – The H15-1 vein is a branch vein of H15 on its hanging wall side and is exposed at the surface. Gold-silver-lead mineralization extends for more than 340 m along strike. Exploration includes 129 m of drift along PD720 at the 720 m level and 17.4 m of drift through PD630 at the 630 m level. Tunneling has defined three mineralized bodies (I, II, III) that are respectively 39, 45, and 48 m long.

H6 Vein – The H6 vein is not exposed on the surface, located 150 m north of H5. On level 688 and 638 m, it is indicated by Line 12 and Line 18 drifting believed to be 200 m long, striking NE-SW and dipping 320-345° at 65-80°. Orebody I and II are delineated in the vein by drilling and tunneling, having respective length of 50 and 15 m.

H29 Vein – The H29 vein is exposed for 700 m along strike; two mineralized bodies of 20 and 150 m lengths are defined by drilling and tunneling.

10.4	TLP AREA – PRINCIPAL VEINS

The TLP area is currently the second most abundantly mineralized mine area in the Ying District. It is on the eastern margin of the district and has several large, elongate, evenly close-spaced en echelon veins, mostly trending NNE-SSW and commonly connecting to each other on the southern and northern end of the vein system. In addition there are two small clusters of more widely spaced veins located in the southeastern and southwestern corner of the TLP area. The southeastern area, known as Guodaogou, has veins trending mostly NE-SW. The southwestern area, known as north Xigou, has fewer veins and they trend mostly either NE-SW or NW-SE. The mineralization consists mostly of silver and lead with minor zinc.

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

Exploration work at TLP consists of surface and underground drilling, underground tunneling and sampling, and tunnel expansion. The work has defined mineralization in six major veins and ten minor veins (Figure 10-13). The six major veins together contain about 93% of the currently defined mineralization. These six veins are II, III, IV, I, T-16 and V (listed in order of decreasing size) (Figure 10-14).

3782000 mN
19533000 mE
19534000 mE
19535000 mE
3781000 mN
3780000 mN
3779000 mN
TLP Mining Permit
LM Mining Permit
Line19
Line 57
PD780
T20
PD840
PD930
PD980
PD890
T14
Guodaogou Area
T19
T16
PD819
PD820
PD924
LM8
LM2
T17
LM1
LM5
LM20
LM12
LM7
Xigou Area
LM18
LM6
PD855
PD900
PD838
PD959
LM14
PD991(7#)
PD991(8#)
LM3
Donggou Area
LM4
LM16
N
Scale
0 200 400m

LEGEND

- Mineralized vein
- Completed tunnel

Figure 10-13

SILVERCORP Metals Inc.

YING MINE AREA HENAN, CHINA

Tunnels and Veins at TLP-LM Area

Drafted by B. Sun | January 2010

Figure 10-13: Tunnels and Veins at TLP-LM Area

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

II (or T-2) vein – The II vein, one of the two central veins in the TLP en echelon system, is historically one of the two most extensively mined veins in the area (the other being III). It extends northeast along strike for more than 2 km, dips steeply west, averages 3.15 m in width, and is exposed on all working levels. Mineralization occurs as irregular lenses, vein and veinlets and consists principally of silver-bearing galena with red hematite occurring at shallower depths. The vein is characterized by pinch-and-swell (boudinage) structure, with local “swells” up to 19.21 m in width. Mineralization defined in the 960-1070 m levels on the south, the 890-730 m levels in the middle, and the 850-730 m levels on the north indicates that the mineralized zone strikes NNE-SSW, dips 50-80° W and plunges 20° toward the northeast (Figure 10-15).

III (or T-3) vein – The III vein, one of the two central veins in the TLP en echelon system and almost equal in importance to the II vein, is more than 2 km long. It occurs in the footwall of a 10 to 40 m wide alteration zone, whereas the II vein occurs in the hanging wall of the same alteration zone. Mineralization is distributed as discontinuous lenses with higher grades in the central part and lower grades in marginal areas where the mineralization becomes extremely irregular and thinner. The mineralization, like that in the II vein, strikes NNE-SSW, dips 50-80° W, and plunges 20° toward the northeast. Drilling and tunneling indicate pinch-and-swell structure identical to the II vein. Mineralization consists mainly of silver-bearing galena associated with red hematite occurring at shallower depths (Figure 10-16).

IV (or T-4) vein — The IV vein, one of the eastern veins in the TLP en echelon system, extends about 500 m along NNE-SSW strike and dips steeply west. It is located 40 to 70 m east of the III vein and eventually merges to the north into the same alteration zone as the V vein. Mineralization, occurring principally as silver-bearing galena, is uneven with irregular lenses and narrow anastomosing veins that display twig features, strikes NE-SW, dips 40-55° NW and plunges shallowly toward the northeast at an as-yet undefined plunge angle (Figure 10-17).

I (or T-1) vein – The I-vein, one of the western veins in the TLP en echelon system, was historically one of the three principal veins mined by previous operators. Currently defined remaining mineralization consists of six areas that are very short, narrow and irregular with discontinuous, lensoidal masses of silver-bearing galena.

T-16 vein – Exploration has just started on the T16 vein, one of the TLP southeastern veins in the Guodaogou area. The vein was discovered about 300 m east of the main TLP vein set (Veins T-1 through T-6 and T-14). It is about 190 m long, strikes NE-SW, and dips 70°-80° NW. Mineralization commonly occurs as fine veins and veinlets which locally swell to lenses, plunging NE at 56°, with anastomosing veinlets down-dip.

V (or T-5 vein) — The V-vein, one of the eastern veins in the TLP en echelon system, is located 40 to 70 m east of the IV vein where it eventually merges to the north into the same alteration zone as the IV vein. The vein is defined by trenching and underground channel sampling but has not been intersected as yet by drilling. It extends NE-SW along strike for 1.5 km and is known to extend 220 m to 320 m at depth, dipping 70° west. Mineralization occurs principally as silver-bearing galena.

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

Figure 10-14: Cross Section on Exploration Section 19

Figure 10-15: Longitudinal Projection of TLP Vein II

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

Figure 10-16: Longitudinal Projection of TLP Vein III

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

Figure 10-17: Longitudinal Projection of TLP Vein IV

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

10.5	LM AREA – PRINCIPAL VEINS

The LM area currently has less mineralization than is defined in the other operating mine areas in the Ying District, but it is one of the district’s more remote areas and has had the least exploration. It is on the eastern margin of the district (Donggou area) and has several large, elongate and irregularly wide-spaced veins, mostly trending northeast with two that trend north-south. In addition, there is a small cluster of wider spaced northwest trending veins located in the western portion of the LM area (Xigou area). These veins are enriched with silver, lead and minor zinc. Mineralization is currently defined in seven major veins – LM5, LM12, LM2, LM6, LM19, LM14 and LM8 (Figure 10-13 and 10-18) (listed in decreasing order of importance) – and six minor veins.

LM5 vein – The LM5 and LM6 veins comprise a set of closely-spaced NW-SE trending veins in the east LM system. LM5 is currently the more important of the two, and is exposed for more than 1 km along strike, dipping 60-75° NW. The mineralization is well exposed by tunneling and drifts on the 810, 845, and 960 m levels (Figure 10-19). Mineralization (massive and disseminated galena) is extremely discontinuous and uneven and occurring as irregular lenses in veins within silicified and carbonatized rocks.

LM12 vein – The LM12 vein, in the western LM system, is exposed on the 924 m and 898 m levels from a tunnel on the TLP block and extends onto both the TLP and LM mining permits. The vein trends NE-SW, dips 65° NW, and is at least 370 m long. Mineralization hit in the tunnel has been extended down to the 677 m level by 18 underground drill holes. The mineralization is discontinuous along strike and down-dip with “pinch and swell” features. On the hanging wall side of the LM12 vein, two similar parallel narrow veins, LM12-1 and LM12-2, were discovered and merit exploration.

LM2 vein – The LM2 and LM1 veins comprise a set of closely-spaced north-trending veins in the eastern LM system. The LM2 vein is exposed for more than 1.1 km in a north-south trend, dips 45-80° E, and extends onto both the TLP and LM mining permits. The vein is well defined by five tunnels on nine levels. The tunneling has found that the LM2 vein truncates the upper part of the LM1 vein and the eastern extensions of the LM3 and LM4 veins. In addition, the contact points of LM2 with LM3 and LM4 become deeper toward the north (Figure 10-20). Mineralization consists of galena associated with silicification and carbonatization and plunges toward the northeast.

LM6 vein – The LM6 vein is 30 m away from LM5 in the hanging wall side of LM5. LM6 is exposed for 550 m along strike on the surface and dips 70°-75° NW. Mineralization is exposed in underground drifts and further defined by drilling. The mineralization is discontinuous and consists of disseminated and massive galena associated with wallrock carbonatization adjacent to the vein.

LM19 vein – The LM19 vein, in the western LM system, trends NW-SE for 150 m along strike and dips 70-80° NE. Mineralization is exposed in underground drifts and further defined by drilling.

LM14 vein – The LM14 vein trends NW-SE for 230 m along strike, and dips steeply SW but is locally overturned to the NE. Mineralization occurs primarily in the hanging wall; no mineralization has yet been found in the footwall. The vein is exposed on four levels ranging from the 972 m level down to the 886 m level. On the 886 m level, the mineralization has been extended to depth by 12 drill holes.

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Silvercorp Metals Inc.

LM8 vein – The LM8 vein, a NW-SE trending vein in the western LM system, lies entirely within the TLP mining permit area, not in the LM permit area. At the surface, the vein is about 500 m long, strikes

130°
Cross Section on Exploration Line 57
LM3
LM2
LM6
LM5
LM4
1100
1000
900
800
700
600
500
ZKL5701
ZKL5702
1.21m@623g/tAg
0.12%Pb
1.83m@188g/tAg
1.76%Pb
1.08m@65g/tAg
0.92%Pb
ZKL5701
315.40m
ZKL5702
360.50m
533800
533900
534000
534100
534200
534300
LEGEND
ZK1602
Mineralized Vein
Undercut Tunnel
Drill Hole
____m = Horizontal Width
SCALE
0
100
200m
Figure 10-18
SILVERCORP Metals Inc.
LM MINE
HENAN CHINA
Cross Section on
Exploration Section 57
Drafted by V.Liu
January 2010

Figure 10-18: Cross Section on Exploration Section 57

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Silvercorp Metals Inc.

Figure 10-19: Longitudinal Projection of Donggou LM 5 Vein

Figure 10-20: Longitudinal Projection of Donggou LM 2 Vein

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

NNW-SSE, and dips steeply SW, but is locally overturned to the NE. On the eastern end, the vein connects with the LM7 vein. Mineralization in the LM8 vein has been intersected in tunnels on the 900 m level, 870 m level, and the 835 m level.

10.6	EXPLORATION IN OUTLYING AREAS

Recent surface exploration has focused on two “frontier” areas within the Ying District, the XM and RHW areas:

XM Area

The XM Area, immediately northwest of the HPG area and 3.5 km northeast of SGX camp, is underlain by Archean gneiss intruded by Proterozoic diabase dikes and Mesozoic granite porphyry stocks. A thrust fault along the north flank of the area separates a footwall of Archean gneiss from a hanging wall of Proterozoic andesite. Soil geochemistry has outlined a north-northeast trending gold-silver-lead-zinc anomaly about 0.3 km2 in size. Prime exploration targets are three gold-silver-lead-zinc bearing veins – H15, H17, and H32 – that extend from the HPG Area into the XM Area.

Since 2004, Silvercorp has completed 3 km2 geologic mapping at 1:10,000 scale, 42 m of trenching, 630m of tunneling, 479 m of drilling (2 holes), and collected 299 samples in the XM Area. This work has identified 16 quartz-pyrite veins trending northeast or north-south and ranging from 70 to 1,200 m in length and 0.2 m to 26.8 m in width. The most significant veins are X1, X8, and X11, which are the northern extension of the H32 vein from the HPG mine. One of the drill holes, ZK001, intersected a 12.6m wide zone of quartz-pyrite with anomalous gold and silver. Tunnel sampling and drilling have examined the X1 and X11 veins in some detail, with the X1 vein being sampled from several different underground tunnels scattered along 553 m of strike between the 697 m and 74 m levels and the X11 vein sampled at the 750 m level along 29 m of strike. Results of the sampling warrant further exploration work.

RHW Area

The RHW area, adjacent to the northeast boundary of the Ying exploration permit, 3 km north of TLP, includes 6.4 km2 of very rugged, forested hills. Surface mapping, trenching and limited tunneling by previous workers defined five NE-trending mineralized veins and one N-S mineralized vein. The veins range from 460 m to 3600 m in length and are 0.3m to 2.0m wide. Silvercorp has since completed 0.3 sq. km of surface geological mapping at 1:10,000 scale, 1,496 m of underground geological mapping and sampling (66 samples) in artisanal tunnels, and drilled 7 diamond core holes (1,981 m) resulting in 205 core samples.

Extensive exploration has been initiated on the C8 and C9 veins. The C8 vein is defined by three drill holes and the mapping and sampling of 5 artisanal tunnels. The vein is more than 1000 m long and locally contains massive galena. The C9 vein has been defined by surface trenching, two diamond dill holes, and the mapping and sampling of artisanal tunnels on the 841 m, 833 m, and 800 m levels. Several old stopes up to 20 m high and 169 m long were encountered on the 641 m and 833 m levels. The vein is currently known to be more than 200 m long.

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Silvercorp Metals Inc.

11.0	TUNNELING AND DRILLING

The Ying District projects have been explored primarily from underground workings – tunnels, drifts, crosscuts and declines, typically about 2 x 2 m in size – and by underground long-hole drilling. The workings follow the veins along strike, intersect the veins at different depth levels, and provide stations for underground diamond core holes, which are designed to define down-dip extensions of the veins. Due to the pocket-like character of the high-grade mineralization and to inexpensive labor costs, this underground exploration has proved to be the most effective and efficient way to define geometry of the veins and the mineralized bodies.

11.1	SGX MINE AREA

Surface and underground exploration and development activities in the SGX mine area to date are listed below:

Exploration completed in the SGX/HZG/LJG area from July 1, 2007 to November 30, 2009

Mine	Exploration Method		# of holes	Total length (m)
SGX	Surface drilling		26 holes	9,917.55
	Underground drilling		223 holes	72,425.64
	Tunneling	Drift		27,740.20
		Undercut drift		5,691.20
		Raise		5,185.00
	TOTAL	249 holes		38,616.40
HZG	Surface drilling		41 holes	16,530.64
	Underground drilling		40 holes	7,696.37
	Tunneling	Drift		5,261.50
		Undercut drift		2,245.50
		Raise		366.30
	TOTAL	81 holes		7,873.30
LJG	Surface drilling		0 holes	0.00
	Underground drilling		11 holes	2,204.59
	Tunneling	Drift		914.70
		Undercut drift		287.40
		Raise		63.20
	TOTAL	11 holes		1,265.30

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11.2	HPG MINE AREA

Surface and underground exploration and development activies in the HPG mine area to date are listed below:

Tunnel enlarging		0
Declines		0
Undercut drifting		7,578 m
Main tunnel		12,280 m
Raise		907 m
Ventilation raise		0
Shaft		0
Underground drilling	96 holes	21,761 m
Surface drilling	67 holes	17,092 m
Ventilation hole	1 hole	140 m

11.3	TLP & LM MINE AREAS

Surface and underground exploration and development activities in the TLP and LM mine areas are listed below:

TLP Mine
Tunneling		11,788.0 m
Tunnel enlarging		2,332.2 m
Undercut drifting
	- Exploration drifting	4,646.0 m
	- Production drifting	4,853.8 m
Raise		194.0 m
Underground drilling, 138 holes		31,016.0 m
Surface drilling, 18 holes		9,596.0 m

LM Mine
Tunneling		5,727.0 m
Tunnel enlarging		0.0 m
Undercut drifting
	- Exploration drifting	6,374.0 m
	- Production drifting	2,619.0 m
Raise		287.8 m
Underground drilling, 125 holes		30,380.0 m
Surface drilling, 11 holes		3,321.0 m

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12.0	SAMPLING METHOD AND APPROACH

Silvercorp carefully documents all sampling and assay results on surface maps, underground level maps and longitudinal sections for all the Ying District mine target areas. The locations and widths of mineralized veins in underground mine workings are posted on the maps and sections. Most of the maps also provide Ag-Pb-Zn assay results along the veins. This is done to better understand the character of mineralization and help determine the extensions of the mineralization system.

Sampling and assaying of outcrops and tunnels is one of the primary tasks in all project areas. The principal sampling method consists of channel samples collected in surface trenches, bedrock outcrops, and underground tunnels and adits. Samples are cut across the true width of the vein in channels 10 cm wide and 5 cm deep, yielding approximately 3 to 15 kg of material for each 0.3 m to 1.2 m interval, depending on width of the mineralized vein. In some locations the samples are continuous chip samples across the true width of the veins. NQ-sized drill cores (4.8 cm in diameter) from the mineralized zones are split by sawing the core in two, with one half retained in the core box for archival purposes and the other half bagged for shipment to a laboratory for analysis.

The myriad of fault-fissure structures that cut the gneissic bedrock of the Ying Mining Camp are not continuously mineralized. Veins occur intermittently along these structures, appearing and disappearing along strike and dip. Silvercorp’s exploration consists of horizontal tunneling along the veins with raises or declines driven to access the veins at other levels. In addition, core drilling is designed to intersect the veins in other locations both laterally and vertically. Such methods are typical of those used elsewhere in the world to explore for vein deposits. Our examination of Silvercorp’s exploration programs in the Ying District indicates the work is being carried out competently and professionally.

Our past on-site visits indicate that samples along veins and outcrops are taken at 5 m intervals for assay, as also shown on Silvercorp’s sampling maps and sections. On these visits, we observed core drilling underway at the surface and in the underground workings, and we have repeatedly reviewed the drill data or drill core data from the various Ying District project areas.

Drill core recoveries are influenced by lithology. The rock appears competent, as the mines require no artificial support for underground adits, drifts, inclines, stopes or raises, even over several large expanses. One exception is wide fault zones where wood timbering is necessary to support the broken rock. This considerable rock strength makes drill core recoveries quite good.

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13.0	SAMPLE PREPARATION, ANALYSIS AND SECURITY

No splitting of channel or surface samples is done prior to being sent to the laboratory, however drill core samples are split by a diamond saw. One half of the drill core is retained for archive, and the other half is individually secured in sample bags, then shipped to the laboratory. Employees of Found and Huawei, the subsidiaries of Silvercorp, collect the tunnel samples and split the core for sampling.

Sample preparation and analysis of the historical and current samples are done either by the ALS Chemex Laboratory in Guangzhou, China near Hong Kong – an ISO 9001-accredited facility – or by the Number 6 Lab of the Non-Ferrous Metals Geology Prospect Bureau of the Chinese government, located in Luoyang, Henan Province. Both labs are accredited and certified by the Chinese government and are well known and respected for their analytical work in China. Their sample preparation procedures consist of drying, crushing, splitting and weighing of a 200-gram sample, followed by pulverizing to 200-mesh size. The 200-mesh sample split is split again with a 100-gram split used for final assay.

The Number 6 Laboratory utilizes a two-acid digestion and atomic absorption (AAS finish) spectrometry as an assay method on a 0.5 gram analysis of a sample for silver, lead and zinc. A modified process for higher-grade materials utilizes titration. The ALS Chemex Laboratory utilizes the inductively coupled plasma (ICP-AES) spectrometric process for its lead, zinc and silver assaying.

Silvercorp’s QA/QC check procedures include inserting standards in the sample batches submitted to the labs on a regular basis and (c) submitting duplicate pulps to an independent external lab on an intermittent basis. They do not include “blank” samples.

Details of these procedures have been summarized at length in the previous Technical Report on the Ying Project (Broili et al., 2006). In short, the basic procedures and results are as follows:

  Standards are included in samples sent to ALS Chemex. Results have been within 3% for the lead, zinc and silver values.

  Duplicate pulps are sent to the ALS Chemex lab for samples containing more than 50 g/t Ag, 0.5% Pb and 0.5% Zn. Results show average differences of less than 1% for silver and zinc values and 1.2% for lead values.

  Duplicate pulps are also selected at random, rather than from regular intervals, and sent for check analyses to the ALS Chemex lab. The average differences between the Lanfang analyses and the check analyses are near or below 5% for silver, lead and zinc.

Procedures used by Silvercorp for the preparation, security, analysis and checking of samples and sample results appear to be adequate and closely conform to standard industry practices. The authors of this current Technical Report have no personal knowledge of the conduct, supervision, controls, sample preparation, analysis or security of samples.

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14.0	DATA VERIFICATION

Previous site visits to the Ying District were conducted by the authors of the technical reports at various times beginning in 2004 through 2008 (Broili, 2004; Broili, 2005; Broili et al., 2006, 2008; Xu et al., 2006, Broili and Klohn, 2007). In each of these reports, verification samples were collected from the projects to confirm the presence of mineralization and the validity of Silvercorp’s sampling. Further verification samples were not collected for this report because (1) the previous verification sampling confirmed the presence of mineralization comparable in grade to that being reported by Silvercorp, and (2) all four of the mine target areas have now been producing, shipping and selling commercial ore for periods ranging from one to four years.

To verify the data used in this current Technical Report, the two principal authors (Mr. Klohn and Mr. Broili) met with company representatives and reviewed a vast array of technical information during an 11-day period (January 5 to 15, 2010) at Silvercorp’s office in Vancouver, B.C., Canada. Assay data, maps, long-sections, cross-sections, and a plethora of spreadsheet information were carefully and closely examined and audited for each of the four principal mine areas in the Ying District.

Silvercorp offered unrestricted access to any or all information. The information consisted of various reports, maps, surveying data, and geological and geochemical technical data collected by drilling, trenching, tunneling and vein sampling, much of which was carried out intermittently over the past couple of years. Much of the information was in Chinese and required translation. Any inconsistencies in the information, data or translations were reconciled to our satisfaction.

Production records confirm that silver, lead and zinc minerals from all four mine sites are being concentrated at the Ying mill sites and subsequently economically recovered at the smelter. The mills use crushing, grinding and spiral separators to liberate minerals containing lead, zinc, copper, gold and silver values with final recovery of the valuable mineral products by concentration in the mill’s zinc and lead froth flotation circuits. The froth flotation concentrate is then dried using disk filters, followed by shipment to a smelter in Zhengzhou where the metals are recovered.

The purpose of our data verification was to verify results of Silvercorp’s exploration activities and confirm resource and production information. It is our opinion that the technical information presented by the company and documented here has been effectively verified for purposes of this report.

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15.0	ADJACENT PROPERTIES

Silvercorp now controls all the silver-lead-zinc properties and known mineralized occurrences within the Ying District. There are no known adjacent properties with similar types of mineralization.

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16.0	MINERAL PROCESSING AND METALLURGICAL TESTING

16.1	METALLURGICAL TESTING

The metallurgical testing consists of mineral assessments, metal recovery tests and specific gravity measurements of the mineralized veins.

Mineral assessment

In the past, petrographic analyses (detailed mineralogy) were performed by Henan Non-ferrous Metals Research Institute (HNMRI) on samples collected for metallurgical test work, as discussed in previous 43-101 Technical Reports. Their evaluation did not find any difficulty with gangue minerals associated with the base and precious metal mineralization, but they did find some encapsulation of the barren sulfide minerals (pyrite, etc.) with silver, lead, and zinc sulfide minerals. Due to the coarseness of these minerals, the mill processing has been able to address these difficulties and keep the recoveries high.

Metallurgy

Prior to operation of the mines and the construction of Silvercorp’s mills, metallurgical testing by HNMRI was conducted to address the recovery difficulties of the different types of mineralization (Broili, et al, 2006, Xu et al, 2006, Broili & Klohn, 2007, Broili et al 2008). The Table 16-1 displays the recovery tests sited in a previous SGX report.

Table 16-1: Locked Cycle Test Results of SGX

Product	Weight (%)	Grade			Recovery
		Pb (%)	Zn (%)	Ag (g/t)	Pb (%)	Zn (%)	Ag (%)
Head	100.00	5.88	5.21	386.50	100.00	100.00	100.00
Lead Con.	7.84	68.18	6.24	4,196.52	90.89	9.39	85.12
Zinc Con.	7.49	2.10	59.61	453.80	2.67	85.67	8.79
Tails	84.67	0.45	0.30	27.80	6.44	4.94	6.09

At TLP, Changsha Designing and Research Institute (CDRI) of Non-Ferrous Metal Metallurgy did metallurgical tests for silver and lead materials during 1994. The Table 16-2, from a previous TLP report, displays the results of this testing:

Table 16-2: Metallurgical Tests on TLP

	Products	Ag (g/t)	Pb (%)	Ag Recovery (%)	Pb Recovery (%)
Sample No.1	Head	187.1	2.37	100	100
	Conc.	5274	66.94	94.71	94.96
	Tail	10.25	0.124	5.29	5.04
Sample No.2	Head	204.89	2.66	100	100
	Conc.	5432	61.65	94.12	82.24
	Tail	12.5	0.49	5.88	17.76

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Specific gravity

Metallurgical tests were completed to help determine the relationship between the grade of mineralization and specific gravity (SG) for calculating tonnages in the vein resource blocks, with the results reported in previous 43-101 reports. At SGX, 60 samples were taken for specific gravity (SG) measurements. Based on the cut-off grade, the results of 45 samples were used to calculate the average SG for each vein on the SGX property. The SG tests were done using the wax-immersion method by the Analytical Lab of No.6 Brigade of Henan Non-Ferrous Metals Geological and Mineral Resources Bureau in Luoyang. Samples ranged in size from 470 to 2,690 grams. Table 16-3 below summarizes the results of SG tests.

Table 16-3: Specific Gravity of SGX’s Mineralization Veins

Veins	Ag (g/t)	Pb (%)	Zn (%)	Ag Equiv.	SG	Samples
Average	1,994	37.55	10.05	4,055	4.28	45
Dissem Average	1,791	19.42	12.65	3,211	3.47	13
Massive Average	2,076	44.91	9.00	4,398	4.61	32

Lower-grade material (between 300 g/t and 1,250 g/t equivalent-silver) in the SGX vein contains lesser amounts of dense metallic minerals, especially galena, and has therefore been assigned a SG of 3.0 by Silvercorp to calculate tonnages of the SGX lower-grade resource blocks. We consider this SG to be reasonable and safely conservative.

At both the HPG and the HZG areas, veins typically contain smaller amounts of the dense mineral galena than the low-grade veins in the SGX Area. For this reason Silvercorp has assigned all the material from the HPG and HZG veins a SG of 2.8 to calculate tonnages of the resource blocks in this report. We believe this SG is also reasonable and safely conservative.

At the TLP mine, 186 samples were analyzed for determination of specific gravity for both ore and waste material from drill core, tunneling production, and trenching materials. The results indicate an overall average specific gravity for ore grade material of 2.92 g/cm3 and 2.74 g/cm3 for waste determined by the wax emersion method for individual hand size samples. The tests performed by the Analytical Lab of No.6 Brigade of Henan Non-Ferrous Metals Geological and Mineral Resources during 1995 is cited in a prior 43-101 report.

At the LM mine, specific gravities of 6 samples were analyzed by the Analytical Laboratory of No. 1 Brigade of Henan Geology and Mineral Resources Bureau using the wax immersion method. Results reported by the Luoyang Mining Industry Development Centre in 2006 indicate that the average specific gravity was 3.01 g/cm3 for mineralized material. Considering the small number of specific gravity tests for the LM ore, Silvercorp uses a lower specific gravity of 2.92 g/cm3 to perform the calculation of resources in this report. We believe this SG to be safely conservative.

16.2	MINERAL PROCESSING

Silvercorp Mills in the Ying District include the No.1 and No.2 Mills. The No.1 Mill, called the Xiayu Mill, has a 600 tonnes per day (TPD) capacity, the No.2 Mill, called the Zhuangtou Mill, has a designed capacity of 2000 TPD. The No.1 Mill has been operating since March, 2007, the No.2 Mill began operation in January, 2010.

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No.1 Mill (Xiayu)

The No. 1 Mill was developed based upon an evaluation program of composite mine samples by Hunan Research Institute of Non Ferrous Metals. Table 16-4 lists Designed Mass Balances at the No.1 Mill.

Crushing

Crushing is a closed circuit consisting of two jaw crushers with an oscillating screen. The primary jaw crusher (Model: PEF 500x750) has a closed side setting of 80 mm. Discharge from the primary jaw crusher is conveyed to the 15 mm aperture oscillating screen. Ore with a size larger than 15 mm is conveyed to the secondary jaw crusher (Model: PYH-2X cone crusher) that has a close side setting of 15 mm. Discharge from the secondary crusher is conveyed back to the 15 mm aperture screen. Discharge from the screen feeds ore bins with a live capacity of 100 tonnes.

Dust from crushing and screening processes is collected by vacuums, captured in cloth bags and then transferred to a process tank. Water is added to the tank to make slurry that is pumped into a pre-flotation tank together with overflow from a ball mill circuit as described below.

Milling

Crushed ore from the live bins is conveyed to a closed milling circuit consisting of a ball mill (Model: TMQG 2100 x 600) and classifier (Model: TG-200). The ball charge is made of Mn-steel balls, with diameters ranging from 60 mm to 120 mm. The target grind size is 70% passing 200 mesh and the overflow density is maintained at 40% solids by weight when introduced to the flotation cells.

Flotation

The lead flotation bank consists of one stage of roughing, two stages of scavenging and three stages of cleaning. The zinc flotation bank consists of one stage of roughing, two stages of scavenging and three stages of cleaning. Zinc sulfate, sodium sulfite, dithiophosphate collector and SN-9 are added to the lead rougher flotation. Additional zinc sulfate and sodium sulfite are added to the lead cleaners. Additional dithiophosphate collector and SN-9 are added to the lead scavengers. Tailings from the second lead scavenger flow to the zinc rougher flotation container with an agitator to provide positive flow and mixing. Lime, copper sulfate, butyl xanthate and No.2 oil are added to the zinc rougher flotation. Additional lime is added to the zinc cleaners to depress pyrite. Additional butyl xanthate and No.2 oil are added to the zinc scavengers to float and collect the activated sphalerite.

Concentrating

Both lead and zinc concentrates are diluted to 15% solids by weight by adding water for natural settling. The diluted slurries flow to their concrete containment structure for settling. The settled slurries at the bottom (with approximately 80% solids by weight) are pulped into a ceramic filter setup under the settling structure for dewatering. The moisture content of dewatered lead and zinc concentrates are 5% and 7%, respectively.

Tailings from the zinc flotation circuit are pumped into the tailings dam located at the northern creek located between No.1 Mill and No.2 Mill. The total tailing capacity of this dam is 3,330,000 m3, with an effective capacity of 2,830,000 m3 or 4,215,000 tonnes of tailings. Reclaimed process water from the tailings pond is pumped for reuse in the milling process.

To check the process, a set of 5 samples is taken every 8-hour shift for a total of 15 samples per 24 hour day. The shift samples include flotation feed from the classifier overflow, lead and zinc concentrates from the third cleaners, and lead and zinc tailings from the last scavengers.

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Lead, zinc and silver assays are determined by EDTA (ethylenediamine tetraacetic acid) titration following acid digestion. This method is normally used for high concentration of lead and zinc and moderate silver samples, while an AA finish is used for the lower grade samples.

Table 16-4: Designed Mass Balance at the No.1 Mill

Product	Quantity (t)	Product Rate (%)	Pb (%)	Zn (%)	Pb Recovery (%)	Zn Recovery (%)
Ore	600.00	100.00	3.18	1.73	100.00	100.00
Pb Conc	28.62	4.77	60.00	1.95	90.00	5.38
Zn Conc	19.62	3.27	0.95	45.00	0.98	85.00
Tailings	551.76	91.96	0.31	0.18	9.02	9.62

Metallurgical Performance

The No.1 Mill has been operating continuously since being commissioned in March 2007. According to systematic statistical data from 2008 and 2009, Pb recoveries from SGX and HPG ores have exceeded the design expectation, but Pb recoveries from TLP and LM ores, because of their lower input grades, have not exceeded the design expectation. Since Zn recoveries are lower than the design limitation from ores at all the mines, we recommend that Silvercorp make improvements on the current processing system to increase the Zn recoveries.

The actual mass balances at the No.1 Mill are presented in the Table 16-5.

Table 16-5: Actual Mass Balance at the No.1 Mill (SGX ore)

Product	Quantity (t)	Product Rate (%)	Ag (g/t)	Pb (%)	Zn (%)	Ag Recovery (%)	Pb Recovery (%)	Zn Recovery (%)
Ore	537,046	100.0	367.8	5.8	2.9	100.0	100.0	100.0
Pb Conc	44,216	8.2	4,038.6	67.5	5.9	90.4	95.1	16.7
Zn Conc	24,483	4.6	459.0	1.5	49.0	5.7	1.2	76.6
Tailings	468,347	87.2	16.0	0.3	0.2	3.8	3.7	6.7

No.2 Mill (Zhuangtou)

The No.2 Mill, 2 km west of No.1 Mill, commenced operations in January, 2010, adding processing capacity of 1,000 TPD (note: one of two parallel processing lines installed). The No.2 Mill can process both Pb and Zn ore and Cu, Pb and Zn ore, while No.1 Mill can only process Pb and Zn ore.

Designed mass balance at the No.2 Mill is shown in Tables 16-6 and 16-7.

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Table 16-6: Designed Mass Balance at the No.2 Mill
(Pb and Zn ore)

Product	Quantity (t)	Product Rate (%)	Pb (%)	Zn (%)	Pb Recovery (%)	Zn Recovery (%)
Ore	1000	100	4.7	3.6	100	100
Pb Conc	67.2	6.72	65	6.92	93	12.92
Zn Conc	58.7	5.87	0.39	50	0.49	81.5
Tailings	874.1	87.41	0.35	0.23	6.51	5.58

Table 16-7: Designed Mass Balance at the No.2 Mill
(Cu, Pb and Zn ore)

Product	Quantity (t)	Product Rate (%)	Cu (%)	Pb (%)	Zn (%)	Cu Recovery (%)	Pb Recovery (%)	Zn Recovery (%)
Ore	1,000	100	1.5	6	4	100	100	100
Cu Conc	48.2	4.82	28			90
Pb Conc	70.8	7.08		72			85
Zn Conc	65.2	6.52			50			82
Tailings	815.8	81.58

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17.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

This chapter presents estimates of Mineral Resources and also Mineral Reserves for Silvercorp’s Ying District projects using the standards and categories established by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) in the CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines as adopted by the CIM Council on August 20, 2000, and as required by Canadian National Instrument 43-101.

The term “Mineral Resource” covers mineralization of intrinsic economic interest which has been identified and estimated through exploration and sampling. The term “Mineral Reserve” is used for those parts of Mineral Resources whose probable economic viability has been demonstrated after considering and applying all mining factors including technical, economic, legal, environmental, socio-economic and governmental factors.

Note: It is important to point out that the “Mineral Resources” defined and presented in sections 17.1 through 17.3 of this chapter are inclusive of the “Mineral Reserves” which are defined and presented in section 17.4 of this chapter.

17.1	MINERAL RESOURCE CATEGORIES

The mineral resource categories used in this report are those established in the CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines as referenced above. These resource definitions are summarized as follows:

“A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.
A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.
An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.
An Inferred Mineral Resource is that part of a Mineral Resource, for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.”

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17.2	RESOURCE BLOCK MODEL AND GEOLOGY

The Ying District consists of mineralized veins that closely follow fault structures and the veins pinch-and-swell along the plane of the structures. The polygonal block model used in this resource estimation is acceptable and applicable for the pocket-like, pinch-and-swell type of mineralization present in narrow veins such as those in the Ying District. The polygonal block model utilizes detailed long-sections constructed for each vein with reliable surface topographic control taken from 1:10,000 government topographic maps and subsurface control taken from accurate underground surveys.

The “pocket” character of higher-grade mineralization occurring in swells along the veins can be readily observed in underground workings and graphically demonstrated in grade variation plots of channel samples taken across the vein at regular intervals along the vein, as shown in the figure below where “high-grade” is used to denote samples with more than 1,250 g/t silver-equivalent. (Note: “silver-equivalent” is explained in Section 17.2.1 below.)

Grade Variation Plots Along S14 and 16W Veins SGX Mine Area, Ying District
SGX Mine Area, Ying District

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17.2.1	Silver-esquivalencies

The veins in the Ying District are polymetallic veins that contain several potentially payable metals, specifically silver, gold, lead, zinc and copper, although at this time gold is recovered from only a few veins in the HPG mine area and copper is not recovered from any of the mine operations. As required by NI 43-101, the grade and quantity of each potentially payable metal are separately reported in the resource tables presented in this report.

Also included in this report are “silver-equivalent” (Ag-equiv) values which Silvercorp uses as a way to assess cutoff grades and to quickly compare tenor and magnitude of the polymetallic veins. The silver-equivalent formula is as follows:

g/t Ag-equiv = g/t Ag x Ag Recovery + g/t Au x Au Price/Ag price x Au Recovery + (%Pb x Pb price x Pb Recovery + %Zn x Zn price x Zn Recovery + %Cu x Cu price x Cu Recovery) x 22.0462 x 31.1035 / Ag price

The metal prices currently used in the equivalency calculations are as follows:

Silver (Ag)	US$	6.50/troy ounce
Gold (Au)	US$	350.00/troy ounce
Lead (Pb)	US$	0.40/pound
Zinc (Zn)	US$	0.45/pound
Copper (Cu)	US$	1.50/pound

These metals prices are substantially below current market prices for the respective metals, however the prices have approximately the same relative value to each other as the current prices.

The metal recoveries used in the equivalency calculations are average approximate recoveries based on Silvercorp’s experience to date for the processing of ores from the Ying District and are as follows:

Silver (Ag)	91%
Gold (Au)	50%
Lead (Pb)	95%
Zinc (Zn)	80%
Copper (Cu)	90%

Standard unit conversions used in the resource calculations and reporting are as follows:

1 troy ounce = 31.1035 grams
1 tonne = 2204.62 pounds

17.2.2	Resource data

The information used to construct the resource block polygons is maintained in a series of linked Excel worksheets maintained for all the exploration and mine areas. The worksheets contain a vast amount of individual sample information such as sampling dates, locations, sample number, elevation, width, and assay results, and additionally, for drill holes, collar information, down hole survey data, sample intervals, and assay results. The data are organized in a manner such that the information can be plotted on vein long-sections and is used to constrain boundaries of the resource block polygons. The information can be readily retrieved and verified – samples on a vein-by-vein basis, and within each vein on a pocket-by-pocket basis – such that widths, grades and tonnages can be calculated if necessary down to very small blocks or areas within each vein.

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17.2.3	Resource block parameters

Polygonal resource blocks are constructed the longitudinal sections of the veins. Following are the parameters and other procedures used in the Ying mineral resource estimates:

1.	Thickness – Thicknesses used for resource block calculations represent weighted average of the horizontal widths of all samples included in the block area.

2.	Minimum cutoff thickness for mineralization is 0.10 m. Underground channel samples, collected across the veins every 5 to 7 m along the vein, are composited in groups of 5 to represent approximately 25 m of section along the vein.

3.	Cutoff grades – The silver-equivalent cutoff grade for the HPG, LM and TLP resource areas is 150 g/t; for the SGX and HZG areas the cutoff grade is 300 g/t. (Note: The silver-equivalent cutoff grades do not consider metal recoveries.)

4.	Top cut – A statistically determined 9,019 g/t Ag value is used as a top cut for extremely high silver assay values. Only a handful of assays to date have exceeded that value. No top cut is applied to lead, zinc, copper or gold.

5.	Measured resource blocks – defined strictly by continuous channel or chip samples taken from tunnels and drifts and projected 20m above and below the tunnels and 20m along strike for the SGX and HTP mine areas or 25m along strike for the TLP and LM mine areas.

6.	Indicated resource blocks – defined as being above and below a measured resource block and are projected no further than 40m away, or they can be defined by drill holes, in which case the blocks are projected up to 80m away to block boundaries defined as mid-points between drill holes.

7.	Inferred resource blocks – Block projections are limited to 160m where veins have been intersected by deep holes, and limited to 80m where the blocks have not been intersected by drill holes. Resource estimate is calculated by applying a “mineralization ratio” (MR). This ratio is based upon the length of the adjacent tunnel or drift along the vein having values above the equivalent-silver cutoff grade divided by the total length of the tunnel or drift. The MR is used to estimate the portion (tonnage) of the inferred resource block above the cutoff grades.

8.	Weighted averages – The estimated grades and thicknesses reported for the vein-by-vein resource estimations in this current report are derived from the weighted average of all measured and indicated blocks on the vein.

9.	Specific gravities used in calculating tonnages of the various resource blocks vary from area-to-area, dependent in part on the grade or character of the mineralization:

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resource area	specific gravity	comments
SGX	4.2	for Ag-equiv. grades ≥1250 g/t
	3.0	for Ag-equiv. grades 300-1250 g/t
HZG	2.8
HPG	2.8
LM	2.92
TLP	2.88	for oxide mineralization
	2.95	for mineralization below 980m level

11.	No mining dilution applied – The “estimated mineral resources” reported herein are in-situ estimates for which no internal or external dilution has been applied. However, the wall rock surrounding the veins is commonly silicified and usually breaks clean from the wall rock, thus minimizing dilution. Further, the method employed for mining these narrow veins is resuing stoping which separately breaks and removes ore from the wallrock.

12.	Excludes mined-out areas – Areas mined-out as of November 30, 2009, are excluded from the resource blocks.

13.	Includes mineral reserves – The “estimated mineral resources” reported herein are inclusive of the “estimated mineral reserves” which are separately reported in Section 17.4 of this chapter.

17.3	MINERAL RESOURCE ESTIMATES

The total estimated mineral resources of each Ying District mine area, reported by category, are summarized in the following tables. Subsequent tables (in the Appendixes) present details of the vein-by-vein resources for each of the mine areas.

Note 1: As mentioned in Subsection 17.2.3.13 of this Chapter, the mineral resource estimates tabled in this section are inclusive of mineral reserve estimates which are presented in section 17.4 of this Chapter.

Note 2: As mentioned in Subsection 17.2.3.11 of this Chapter, the mineral resource estimates tabled in this section report total estimated in-situ tonnes without taking into account mining dilution.

Note 3: The mineral resource estimates tabled in this section separately report the grades of each potentially payable metal as required by NI 43-101. The tables also report the estimated quantities of each potentially payable metal as “contained metals.” These “contained metal” estimates assume metallurgical recoveries of 91% for Ag, 50% for Au, 95% for Pb, and 80% for Zn, but do not include mining factors, such as dilution, as mentioned above.

Note 4: As mentioned in Subsection 17.2.1 of this Chapter, the mineral resource estimates tabled in this section also report “Ag-equiv.” (silver-equivalent) grades and quantities as a convenient way to compare tenor and magnitude of these polymetallic veins. These “Ag-equiv.” values assume the same metallurgical recoveries noted above and metal prices of US$6.50/oz for Ag, US$350/oz for Au, US$0.40 for Pb, and US$0.45 for Zn. Please refer to Subsection 17.2.1 for a detailed explanation of “silver-equivalencies.”

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17.3.1	Measured and Indicated Mineral Resource Estimates

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources: The following resource tables use the terms “measured” and “indicated.” U.S. investors are advised that these terms are not recognized by U.S. Securities and Exchange Commission. The estimation of measured resources and indicated resources involves greater uncertainty as to their existence and economic viability than the estimation of proven and probable reserves. U.S. investors are cautioned not to assume that mineral resources in these categories will be converted into reserves.

Ying District Project Total

Measured & Indicated Mineral Resource Estimates

									[1]	[2]
	mine area	wtd. avg. width	Tonnes (t)	weighted avg. grade					Ag-equiv	In Situ Metal Resource					[1]
				Au	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)	(g/t)	Au (oz)	Ag (oz)	Pb (t)	Zn (t)	Cu (t)	Ag-equiv (oz)
MEASURED	SGX	0.57	561,328	-	845	15.5	5.8	-	1,631	0	15,250,789	86,901	32,330	-	29,431,685
	TLP	1.53	418,260	-	166	4.4	-	-	288	0	2,237,120	18,336		-	3,869,227
	LM	0.62	95,253	-	344	2.6	-	-	403	0	1,053,957	2,512		-	1,234,204
	HPG	0.49	33,526	0.8	160	10.8	1.2	-	639	902	172,224	3,627	398	-	688,361
	HPG (Au)	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	HZG	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	total	0.93	1,108,367	0.03	525	10.05	2.95		988	901.81	18,714,091	111,375	32,728		35,223,477.00

INDICATED	SGX	0.46	1,619,839	-	584	12.8	5.4	-	1,267	0	30,431,201	207,475	87,602	-	66,007,950
	TLP	2.12	1,564,172	-	216	4.5	-	-	333	0	10,839,890	70,206	-	-	16,725,309
	LM	1.40	231,781	-	385	4.2	-	-	497	0	2,868,024	9,670	-	-	3,704,531
	HPG	0.79	322,414	1.2	125	4.9	2.1	-	422	12,776	1,294,758	15,882	6,620	-	4,371,577
	HPG (Au)	0.62	31,676	5.4	32	0.7	0.6	-	382	5,512	32,089	238	185	-	389,264
	HZG	0.78	248,484	-	598	1.8	0.4	0.9	730	0	4,777,173	4,487	903	2,181	5,832,965
	total	1.21	4,018,367	0.14	389	7.66	2.37	0.05	751	18,288.05	50,243,135	307,957	95,309	2,181	97,031,596

MEAS. + IND.	SGX	0.49	2,181,168	-	651	13.5	5.5	-	1,361	0	45,681,990	294,376	119,931	-	95,439,636
	TLP	2.00	1,982,432	-	205	4.5	-	-	323	0	13,077,011	88,541	-	-	20,594,536
	LM	1.17	327,034	-	373	3.7	-	-	470	0	3,921,981	12,182		-	4,938,736
	HPG	0.76	355,940	1.2	128	5.5	2.0	-	442	13,678	1,466,981	19,509	7,018	-	5,059,938
	HPG (Au)	0.62	31,676	5.4	32	0.7	0.6	-	382	5,512	32,089	238	185	-	389,264
	HZG	0.78	248,484	-	598	1.8	0.4	0.9	730	0	4,777,173	4,487	903	2,181	5,832,965
	total	1.15	5,126,734	0.12	418	8.18	2.50	0.04	802	19,189.87	68,957,225	419,332	128,037	2,181	132,255,074

[1] Ag-equiv grades and [2] contained metal quantities consider estimated average metallurgical metal recoveries but do not consider mining dilution; for details refer to text in sections 17.2.1 and 17.3 of this report.

For tables of vein-by-vein Mineral Resource Estimates, please refer to the Appendices from 17-1 to 17-6 attached to this report.

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17.3.2	Inferred Mineral Resource Estimates

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources: The following resource tables use the term “inferred.” U.S. investors are advised that this term is not recognized by U.S. Securities and Exchange Commission. The estimation of inferred resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. U.S. investors are cautioned not to assume that estimates of inferred mineral resources exist, are economically mineable, or will be upgraded into measured or indicated mineral resources.

     Ying District Project Total
Inferred Mineral Resource Estimates

YING DISTRICT PROJECT TOTAL
INFERRED MINERAL RESOURCES ESTIMATES
January 2010

									[ 1 ]			[ 2 ]
				weighted avg. grade					Ag-equiv	In Situ Metal Resource					[ 1 ]
	mine area	wtd. avg.	Tonnes (t)	Au	Ag (g/t)	Pb (%)	Zn (%)	Cu	(g/t)	Au (oz)	Ag (oz)	Pb (t)	Zn (t)	Cu (t)	Ag-equiv (oz)
INFERRED	SGX	0.50	2,619,972	-	814	18.0	6.6	-	1,738	-	68,557,693	471,605	173,933	511	146,396,200
	TLP	1.27	2,827,622	0.1	135	3.0	-	-	213	8204	12,295,419	83,575	-	-	19,399,018
	LM	0.88	84,677	-	265	2.5	-	-	326	-	721,590	2,075	-	-	888,327
	HPG	1.02	365,450	1.7	114	6.4	2.9	-	516	19,878	1,343,649	23,285	10,441	-	6,059,434
	HPG (Au)	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	HZG	0.62	271,042	-	552	1.4	0.3	0.7	645		4,806,976	3,864	864	1,791	5,621,829
	total		6,168,763							28,082	87,725,328	584,404	185,238	2,302	178,364,808

[1] Ag-equiv grades and [2] contained metal quantities consider estimated average metallurgical metal recoveries but do not consider mining dilution; for details refer to text in sections 17.2.1 and 17.3 of this report.

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17.4	RESERVE ESTIMATES

The definitions below are descriptions from the CIM definitions and guidelines (November 22, 2005) which complies with 43-101 standards.
Mineral Reserve
Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve.

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral Reserves are those parts of Mineral Resources which, after the application of all mining factors, result in an estimated tonnage and grade which, in the opinion of the Qualified Person(s) making the estimates, is the basis of an economically viable project after taking account of all relevant processing, metallurgical, economic, marketing, legal, environment, socio-economic and government factors. Mineral Reserves are inclusive of diluting material that will be mined in conjunction with the Mineral Reserves and delivered to the treatment plant or equivalent facility. The term ‘Mineral Reserve’ need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals.

Probable Mineral Reserve
A ‘Probable Mineral Reserve’ is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven Mineral Reserve
A ‘Proven Mineral Reserve’ is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Application of the Proven Mineral Reserve category implies that the Qualified Person has the highest degree of confidence in the estimate with the consequent expectation in the minds of the readers of the report. The term should be restricted to that part of the deposit where production planning is taking place and for which any variation in the estimate would not significantly affect potential economic viability.

17.4.1	Cut-off Grade Determination

Cut-off grades for the deposit were calculated using the financial model. The following definitions were used:

  Mineral Reserve = mineral resource * mining recovery/mining dilution;
  Gross Revenue = mineral reserve* metallurgical recovery * metal price;
  Off-site Costs = concentrate transport, insurance, bagging

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  On-site Direct Operating Costs = mining, milling, and general and administrative costs;
  Total Cash Operating Cost = off-site and on-site direct operating costs;
  Capital Expenditure = capital costs required for construction and project start-up and ramp up;
  Sustaining Capital Cost = capital costs incurred after capital expenditure;
  Break Even Grade = (gross revenue) - (total cash operation operating costs) - (sustaining capital cost);
  Mine Cut-off Grade = (gross revenue) - (total cash operation operating costs);
  Mill Cut-off Grade = (gross revenue) - (off-site costs) - (milling cost) – (G&A cost)

The following cut-off grade (Ag Equiv.) sensitivity analysis in Table 17-1 uses an average selling price of the last three years, milling recoveries of 2009 and operational costs of 2009. As the SGX mine uses a higher proportion of the Resuing mining method over a large proportion of its ore body, its operating costs are higher compared to the HPG, TLP and LM mines, resulting in a higher cut-off grade.

17.4.2 Mining Dilution	Mining Dilution

Dilution is the ratio of waste to ore. The following three types of dilution were considered, and are shown in Figure 17-1:

Internal dilution: dilution within the vein is the volume of material inside the vein that is below the mine cut-off grade. This may be referred to as incremental ore tonnage that will be recovered in the mining operation.

External dilution: dilution outside the vein is the volume of material recovered outside the vein,

Mining dilution: dilution outside the vein is the overbreaking and caving due to mining operation.

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Table 17-1: Cut-Off Grade (Ag Equiv.) Sensitivity Analysis

Items	Units	SGX	HZG	HPG	TLP,
Ag Price	US$/oz	13.42	13.42	13.42	13.42
Pb Price	US$/lb	0.97	0.97	0.97	0.97
Zn Price	US$/lb	1.02	1.02	1.02	1.02
Resource Tax	%	2.00	2.00	2.00	2.00
Mining Cost	US$/t	41.00	41.00	32.00	29.00
Sustaining capital	US$/t	5.00	5.00	5.00	5.00
Hauling Cost	US$/t	3.50	3.50	3.50	3.00
Milling Cost	US$/t	10.00	10.00	10.00	8.27
G&A Cost	US$/t	4.00	4.00	4.00	0.83
Ag Milling	%	92.5	90.0	86.0	88.0
Pb Milling	%	96.5	88.0	93.5	90.0
Zn Milling	%	80.0	80.0	80.0	80.0
Cutoff Grade	Ag. Equiv.(g/t)	159.0	159.0	143.0	114.0

Figure 17-1: Dilution by Type

Based on actual mining data from the Ying District, the following parameters are used for the various mining methods:

Mining Dilution by Mining Method

Mining Method	SGX mine	TLP, LM, HPG mines
Shrinkage	35%	30%
Resuing	30%	25%
Residual-recovering	35%	30%

Note: Residual-recovering is recovering irregular ore blocks in areas mined by local miners prior to Silvercorp acquiring the properties.

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17.4.3	Mining Recovery

The mining recovery assumes that minimal pillars will remain in the veins. The stope’s crown pillar is unlikely to be recovered. There is the potential to recover the stope’s side pillar at the end of stope mining, but part of the ore is lost in stope during mining operations.

Based on actual mining data from the Ying District, the Shrinkage stope’s recovery rate is about 92%; the Resuing stope’s recovery rate is about 95%; Residual-recovering stope’s recovery rate is about 70%.

17.4.4	Ag Equivalent Calculation

The silver equivalent (Ag Equiv.) determination is performed based on the individual grades calculated after applying mining recovery and dilution factors. Table 17-2 presents long term metal prices and actual milling recoveries used in this formula.

g/t Ag-equiv = g/t Ag x Ag Recovery + g/t Au x Au Price/Ag price x Au Recovery + (%Pb x Pb price x Pb Recovery + %Zn x Zn price x Zn Recovery + %Cu x Cu price x Cu Recovery) x 22.0462 x 31.1035 / Ag price

Where:	1 metric tonne = 2204.622 pounds
1 troy ounce = 31.1035 grams

Table 17-2: Ag Equivalent, Metal Prices and Milling Recoveries

Metal	Metal Prices	Milling Recoveries, %
		SGX	HZG	HPG	TLP	LM
Gold	350, US$/oz			75
Silver	6.5, US$/oz	93	90	86	84	88
Lead	0.4, US$/lb	97	88	94	80	90
Zinc	0.45, US$/lb	80	80	72
Copper	1.5, US$/lb		80

17.4.5	Mineral reserve estimates

To convert mineral resource to mineral reserve, Silvercorp uses the following procedures:

1.	Select the resource polygons whose average Ag Equiv. grade is greater than the mine cut-off grade;

2.	Calculate the utilizable resources by subtracting: (a) the mine pillars including the safety pillar; (b) the resources below the mine cut-off grade, and (c) the resources that cannot be utilized at assumed metal prices.

3.	Estimate the mineral reserve by applying appropriate mining recoveries and dilutions.

The Mineral Reserve Estimate of the Ying District on November 30, 2009 is summarized in Table 17-3, presented in the following page.

It is noted that mining loss is about 30% from the TLP residual-recovering Stopes above the 730m level where they were incompletely mined by local miners, prior to Silvercorp acquiring the property.

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Silvercorp Metals Inc.

Table 17-3 Summary of Mineral Reserve in Ying District (on November 30, 2009)

	Mine Area	Wtd. avg. width (m)	Tonnes (t)	weighted avg. grade					Ag-equiv (g/t) [1]	In Situ Metal Reserve [2]					Ag-equiv (oz) [2]
				Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)		Au (oz)	Ag (oz)	Pb (t)	Zn(t)	Cu (t)
Proven	SGX	0.57	684,010		638	11.68	4.35	-	1,231	-	14,026,234	79,911	29,735	-	27,067,275
	TLP	1.53	480,244	-	129	3.29	-	-	219	-	1,986,219	15,813	-	-	3,384,743
	LM	0.62	117,651	-	267	2.05	-	-	324	-	1,009,946	2,412	-	-	1,226,722
	HPG	0.49	40,296	0.60	124	8.43	0.89	-	516	774	160,483	3,395	358	-	668,419
	HPG (Au)
	HZG
	Total	0.92	1,322,201	0.02	404	7.68	2.28	-	761	774	17,182,882	101,532	30,093	-	32,347,159
Probable	SGX	0.46	1,974,584		441	9.67	4.08	-	957	-	27,996,705	190,877	80,593	-	60,727,314
	TLP	1.22	1,856,756	-	165	3.48	-	-	256	-	9,862,766	64,579	-	-	15,293,848
	LM	1.04	287,349	-	298	3.23	-	-	397	-	2,753,065	9,281	-	-	3,667,578
	HPG	0.79	385,718	0.92	93	3.69	1.53	-	320	11,417	1,157,052	14,241	5,914	-	3,974,429
	HPG (Au)	0.62	27,000	4.11	24	0.56	0.44		224	3,565	20,790	152	118	-	194,096
	HZG	0.78	289,000	-	471	1.44	0.29	0.70	578	-	4,380,760	4,175	841	2,023	5,367,159
	Total	0.84	4,820,408	0.10	298	5.88	1.81	0.04	576	14,982	46,171,138	283,305	87,466	2,023	89,224,423
Prov . + Prob .	SGX	0.49	2,658,594		492	10.19	4.15	-	1,027	-	42,022,939	270,788	110,328	-	87,794,589
	TLP	1.29	2,337,000	-	158	3.44	-	-	249	-	11,848,985	80,393	-	-	18,678,591
	LM	0.92	405,000	-	289	2.89	-	-	376	-	3,763,011	11,693	-	-	4,894,300
	HPG	0.77	426,015	0.89	96	4.14	1.47	-	339	12,191	1,317,535	17,636	6,272	-	4,642,848
	HPG (Au)	0.62	27,000	4.11	24	0.56	0.44	-	224	3,565	20,790	152	118	-	194,096
	HZG	0.78	289,000	-	471	1.44	0.29	0.70	578	-	4,380,760	4,175	841	2,023	5,367,159
	Total	0.85	6,142,609	0.08	321	6.27	1.91	0.03	616	15,756	63,354,020	384,837	117,559	2,023	121,571,582
Note: [1] Ag-equiv grades and [2] contained metal quantities consider the planning metallurgical metal recoveries

81

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

18.0	MINERAL DEVELOPMENT AND PRODUCTION ANALYSIS

18.1	ACCESS, INFRASTRUCTURE, MANPOWER, SAFETY, & ENVIRONMENT

Mine Site Access

The west and east mine areas of the Ying District are both located in Luoning County, Henan province, about 60 km southwest of Luoning. A paved road connects Xiayu and Luoning, but does not extend to the mine sites. The east mine area is 14 km southeast of Xiaya via a paved road to Tieluping village, and gravel road beyond. The west mine area is 10 km southwest of Xiaya via a 3 km boat trip across Guxian Reservoir, then gravel road to Xiaya. In the west area, 30-ton trucks haul ore to the mill via a 200-ton barge, then drive 12 km to Silvercorp’s mills. In the east area, 30-ton trucks haul ore 14 km directly to Silvercorp’s mills.

Infrastructure

Major surface infrastructure at the mine operations includes:

  Office and accommodation facilities – SGX/HPG/TLP/LM

  Power transform stations – SGX/HPG/TLP/LM

  Explosive magazines – SGX/HPG/TLP/LM

  Maintenance workshops – SGX/HPG/TLP/LM

  Air compressor stations – SGX/HPG/TLP/LM

  Ore stockpiles – SGX/HPG/TLP/LM

  Ore sorting plant – SGX

  Crusher plant – SGX

  Water treatment areas – SGX

  Waste Dumps – SGX/HPG/TLP/LM

  Barge Load-out area – SGX

In addition, Silvercorp operates the No.1 and No.2 mills in the Ying district to handle ore from its mines. The No. 1 Mill (the Xiayu Mill) is a 600 TPD operation, the No. 2 Mill (the Zhuangtou Mill) has a design capacity of 2000 TPD.

The Zhuangtou Tailings Storage Facility (TSF), designed by the Maanshan Engineering Exploration and Design Institute, is within the Donggou valley and provides tailings disposal for all mines in the Ying District. Its capacity is about 2,830,000 cubic meters. Assuming a production capacity of 600,000 t/yr for the district, the service life of the Zhuangtou TSF is about 10 years. Silvercorp is planning to build a second Tailings Storage Facility near the No. 2 Mill.

Manpower

The Ying District operations have a total of about 1800 workers, including 400 staff and 1400 contract workers. Staff are used for management, administrative and technical tasks, contractors are utilized for construction, mining and exploration.

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

SGX – The SGX mine has approximately 873 workers, including a staff of 214 and 659 workers serving 5 different mining contractors: Tiancheng Construction Group, Sanli Engineering Ltd., Daqian Engineering Inc, Sanyi Engineering Ltd., Shunli Engineering Ltd, and Tianzhu Engineering Ltd.

HPG – The HPG mine has approximately 324 workers, including 34 staff and 290 workers employed by 3 different mining contrators: Tiancheng Construction Group, Wenzhou Engineering Ltd, and Luoning Xinsheng Engineering Ltd.

TLP/LM – The TLP/LM mines have approximately 401 workers, including 99 staff and 202 workers employed by 5 different mining contractors: Luoning Xinsheng Engineering Ltd, Luoning Daqian Engineering Ltd, Luoning Jinping Engineering Ltd, Luoning Xinsheng Engineering Ltd, and Sanyi Engineering Ltd.

General office and mills – The general office is responsible for management, accounting, personnel, sale and marketing for the Ying District. It has approximately 79 employees. Silvercorp employees 116 people to operate the 600 tpd mill and plans are in progress to hire more employees for the 2000 tpd mill.

Occupational Health and Safety (OHS)

All mines in the Ying District have the following OHS management components in place:

  OHS departments for each mine – 10 safety officers for SGX mine, 2 for HPG, 3 for TLP and LM.

  OHS officers provide safety training, enforce OHS policies and procedures, make recommendations on mine safety issues and carry out daily inspections of the underground workings and explosive usages.

  All mining contractors are required to have 1 to 2 safety officers of their own.

  10-member safety committees are maintained for each of the SGX, HPG, TLP and LM mines. The committees are headed by the General Manager of Henan Found and made up of Deputy General Manager, Mine Superintendent, Safety Department Supervisor, and representatives of the mining contractors. The committees are coordinated by each mine’s Safety Department and the mine management and the safety officers are required to have valid mine safety training certificates issued by the Provincial Bureau of Safe Production and Inspection.

  Insurance policies covering death and injury have been purchased for all of the staff and workers in the mines.

  The mine and mining contractors supply PPE to their own staff or miners. The PPE includes hard hats, safety boots, work gloves, face masks, and ear plugs.

  Contract with the Luoning County General Hospital to take and treat injured workers from the Ying and HPG mines, except of mine clinic.

All mines in the Ying District have the following established OHS policies and procedures which are in line with Chinese health and safety laws and regulations:

  Personal responsibilities of safe production for all management, staff and contractors;

  Policies for daily, monthly and quarterly safety inspections;

  Safety training policies.

  Accident reporting policies.

  High-risk source monitoring policies.

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

  Correction policies of safety rule breach.

  Safety management policies for equipment.

  Safety incentive and punishment policies.

  OHS record-filing policies.

  Safety fund collecting policies.

  Operating procedures for underground mining equipment.

  Safety incentive and penalty policies.

Environmental Protection

All mines in the Ying Mining District have valid environmental permits. Mining and environmental permits are viewed as one document by the Chinese authorities that grant the right to mine. A compliant mining permit is composed of a “Resource Utilization Plan” (RUP), an “Environmental Impact Study” and a “Geological Hazards Assessment Report”.

Potential Environmental Management Liabilities consist mainly of dust generation and management, mine water discharges, tailings storage management, and waste rock management, as follows:

  Dust Emissions – Dust generation sources are primarily from vehicle movements and materials handling. Management measures consist mainly of the regular wetting of roads, waste rock stockpiles and underground mucking sites, and of dust suppression and collection equipment on materials handling.

  Waste mine water discharge – Water from the mines is required to be settled and treated in the settling ponds so as to allow discharged water to contain less than 0.012 mg/l Pb and less than 1.02 mg/l Zn required by the “National Surface Water Quality Standard”, GB3838-2002II water discharge standard. Waste Water from the milling process is recycled if possible and discharged water is treated to satisfy the GB3838-2002II standard.

  Tailing storage management – Tailings from the milling process are required to be disposed in the tailings dam. Most local people live above the tailings dam, so tailings in the dam have not impacted local drinking water.

  Waste rock management – Piling of waste rock is allowed if care is take to ensure that waste rocks do not contain unacceptable level of lead and zinc. Waste rock dumps must be effectively rehabilitated.

Management of potential impacts to the water quality of the Guxian Reservoir from the SGX and HPG mine operations has been identified as a key component in the Ying District.

The management of surface water discharges for the SGX area consists of: (1) the collection and sedimentation treatment of mine dewatering, and a containment system (i.e. zero surface water discharge); and (2) installation of a stormwater drainage bypass system for the segregation and diversion of clean stormwater and for flood protection.

After underground water is pumped to the surface, it is collected in a pond at each adit portal for sedimentation and then pumped to a central treatment station. In the central treatment station, a lime dosing system is used to assist flocculation and adjust chemical quota of underground water on national standards. Quality monitoring of the mine waters and the surrounding receiving surface waters is carried out under contract with the qualified unit - Luoning County Environment Institute.

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

A system for managing surface water discharges for the HPG mine has been designed and will soon be implemented. For the TLP/LM mines, water is distributed throughout the mines and is not returned at this time to the surface. Both mines were historically considered dry mines and had no difficulties with treatment as the water did not resurface at the portal. Silvercorp will monitor this situation and design a water treatment facility if necessary.

18.2	HYDROLOGY

Mine water consumption in the Ying District is minimal. The primary uses are for drilling, clearing drill bits and suppressing dust. The source of water is either from local creeks or underground water. The quality and quantity is sufficient to meet the mine’s requirements.

Water Sources

SGX mine – The Guxian Reservoir is about 100 m northwest of the mine and may provide a limited amount of water via weathered fractures and structural weakness zones. However, an independent examination during 2006 (Zhengzhou Geological Engineering Exploitation Institute, 2006) indicates there is little hydrological connection between the mine and the Guxian Reservoir. This was confirmed by a subsequent evaluation in late-2009 when Guxian Reservoir was at its highest level.

HPG mine – No major surface water bodies are present, although the Guxian Reservoir is 2.5 km to the northwest. The underground water sources are limited to breccia zones exposed or connected to the surface that create water ingress associated with rainfall.

TLP and LM mines – Surface watersheds are located adjacent to the mines. Again, the main aquifer and underground water source consists of fractures and breccias associated bedrock. The TLP mine inflow forecast is performed for the 700m level at PD 730: normal water inflow is 360 m3/d, and the maximum water inflow is 960 m3/d. The LM mine inflow forecast is performed for the 650m level at PD 900: normal water inflow is 600 m3/d, and the maximum water inflow is 840 m3/d.

Water Discharge

Water discharge is safely facilitated under requirements from “Chinese Safety regulations of Metal and Non-metal mines”. The following relative requirements are observed in all mines of the Ying District:

  The capacity of working water pumps should discharge the normal water inflow of the day within 20 hours;

  The capacity of all water pumps should discharge the maximum water inflow of the day within 20 hours, with the exception of when pumps are being maintained;

  Two pipelines with the same size are installed in a shaft or decline, one for working and the other for standby;

  The sump should store 6~8 hours of normal water inflow.

At the SGX Mine, according to water inflow forecast at the 260m level, the normal water inflow is 376 m3/h, and the maximum water inflow is 1128 m3/h. Pump chambers and sumps are in place at the bottoms of blind shafts. Underground water is discharged to surface using pumps via pipelines installed in the blind shafts. According to design, three or more units of water pumps are installed in each of pump chamber. Under the normal water inflow, one unit is running, one unit is being maintained, and the other is on standby. Under the maximum water inflow, all available pumps should be running, with the exceptions of pumps being maintained.

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

The Table 18-1 lists the pump quantity and parameters in pump chambers at the bottom of blind shafts.

Table 18-1 Water Pump Parameters of SGX Mine

Pump Chambers	Units	Models	Power	Major Parameters
CM105, CM101	4	MD85-45*9	160KW	Q=85m3/h, H=405m
CM105, PD16, PD700	6	D25-50*8	75KW	Q=25m3/h, H=400m
CM105	1	MD46-50*9	90KW	Q=46m3/h, H=400m
CM101, CM105, PD16	4	MD46-50*9	110KW	Q=46m3/h, H=450m
CM105	4	MD155-45*9	280KW	Q=155m3/h, H=405m

At HPG, the normal water inflow is 27 m3/h and the maximum water inflow is 46 m3/h at the 460m level. Water discharge is divided into three stages: (1) from the 380m level to the 420m level; (2) from the 420m level to the 460m level; (3) from the 460m level to PD3 (600m) adit level. For the first and second stages, the water pump’s model is 100D-16×3. The water head is 48m; the designed discharge capacity is 54 m3/h; the power is 13 kw. For the third stage, the water pump’s model is 125D-25×7. The Water head is 175m; the designed discharge capacity is 72 m3/h; the power is 75 kw. Three units of water pumps are installed in each pump chamber: one unit is running, one unit is being maintained, and the other is on standby. It is noted that larger capacity water pumps will be installed when completing blind shafts below the 300m level of PD3.

At TLP and LM, the normal water inflow is 15 m3/h, and the maximum water inflow is 40 m3/h at the 700m level. Water discharge is from the 700m level to the 730m level, and then water flows along PD730 adit to surface. According to the design, the water pump’s model is WQ40 80/4 15. The water head is 80m; the designed discharge capacity is 40m3/h; the power is 15 kw. Three units of water pumps are installed in the pump chamber: one unit is running, one unit is being maintained, and the other is on standby.

18.3	GROUND SUPPORT

The Ying District ore bodies occur in structurally broken altered gneiss. Strength of the altered gneiss is less than fresh rock, but higher than breccias and cataclastic rock. This is controlled by geologic structures. Because of this, it creates some potential engineering problems, but the rock normally has favorable stability.

Rock mechanic studies indicate the host rock in the Ying District are competent and require minimal ground support. So mine development and stopes are commonly left unsupported. Timbers are used for ground support only in sections in regular tunnels with well-developed shear zones or faults. To date, these sections have been short and only of minor importance for total mine development. When ground conditions in shafts and service chambers are poor, shot-crete occasionally with rock bolts or steel-mesh-screen may be applied to provide support. Geotechnical characteristics of various Ying lithologies are summarized in Table 18-1.

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

Table 18-2: Rock Mechanic Characteristics of Vein-Hosting Rocks

Rock Types	Absorption Rate (%)	Saturation Rate (%)	SG (g/cm3)	RQD (%)	Resistance (10[2]kPa)	Shear Resistance
						C(MPa)	Shear
Hornblende feldspar gneiss	2.83	2.95	2.52	71.0	601	0.042	35.11
Feldspar hornblende gneiss	2.68	2.82	2.62	68.7	632	0.02	33.02
Alteration rock	0.80	0.89	2.77	59.7	697	0.033	31.67
Structural breccia	2.09	2.15	2.65	40.7	353	0.03	32.74
Diorite porphyrite	0.20	0.23	2.80	68.4	878
Allgovite	0.20	0.26	2.76	65.6	649	0.033	38.83

18.4	POWER SUPPLY

Sufficient power for all the mine operations mine is supplied by 35kV and 10kV lines from the local government network. The power source is hydropower generated at the Guxian Reservoir Dam. Multiple backup diesel generators ranging from 150 kw to 1500 kw in size are installed in the immediate vicinity of key adit portals to supply power in the event of hydropower outages.

SGX Mine – Power is supplied by a 35kV high-voltage power line from the Luoning Guxian 110KV Substation and a 10kV high-voltage power line from the Luoning Guxian 35KV Substation. The length of overhead wire lines is about 8 km, and the capacity of the main transformers is 6300KVA. The 35kV overhead line provides power supply for all mine production, the 10kV overhead line is maintained as a standby line. Four sets of 400kW diesel generators and a set of 1500kW diesel generators are installed in the fully automated 35KV substation to supply back-up power for SGX.

HPG Mine – Power is supplied by a 10KV high-voltage line from the Luoning Guxian 35KV Substation. Substations in the industrial, office and accommodation area and the PD3 portal transform the voltage from primary 10kV to secondary 380V. In addition, 3 sets of 150kW diesel generators are installed in the near the PD3 portal to supply back-up power.

TLP and LM Mines – Power is supplied by two 10kV high-voltage lines from the Luoning Chongyang 35kV Substation. One is the Chong-dong line, the other is the Chong-long line. Several transformers split each line into power separately utilized by Found and Huawei. Total consumable capacity is about 3715KVA split between Found at 2515KVA, and Huawei at 1200KVA.

18.5	MINE DEVELOPMENT

An efficient underground mine development system is the key to reducing capital investment, lowering production cost, and increasing profitability. Each individual mine site must utilize a reliable and cost-effective underground development design based on geometry of ore veins, mining techniques, and mining/transport equipment.

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

Since the Silvercorp mines are located in narrow side valleys, horizontal adits provide easy access from the surface to the veins. Most of the operational levels don’t have their own access portal, and therefore connect with blind shafts or blind declines.

SGX Mine

Development System – A combination of adit blind shaft development systems and adit blind decline development systems are effectively utilized at the SGX mine. Adit CM101, CM105, and PD16 use adit blind shaft design, while adits CM102 and CM103 make use of adit blind decline design. Adit PD700 is unique, mixing adit, blind decline and blind shaft design. Typical level interval in all adits is about 50m. As shown in the Figure 18-1.

Many major ore veins are being extracted at the SGX mine. In plan view, the entire mine development covers an area approximately 1,000m x 1,200m between exploration line 0 and exploration line 20.

Phase 1 development is designed to access the listed veins from the 490m level to the 260m level in a total of six levels at approximately 50m intervals (490m, 450m, etc.). In Phase 2, development is planned to sink three blind shafts from the 260m to 10m levels. Mining sequence is carried out from the top level to lower levels. Stoping operations were first commenced at 490m level, and was extended to deeper levels.

Over the past few years, the SGX mine was developed primarily based on engineering designs completed by Sinosteel Ma’anshan Institute of Mining Research, which is a well-known engineering consulting firm in China. A total of five blind shafts have been constructed. To access the ore veins, drifting connecting blind shafts, blind declines, and ventilation raises at different levels (490m, 450m, 400m, etc.) are nearly completed, providing a comprehensive underground development and ventilation system.

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

Figure 18-1: 3D View of the mine development at SGX.

Shaft Engineering – All existing blind shafts have mixed uses, including hoisting ore, waste rock, materials, equipment, and personnel. In addition, they are utilized for ventilation. The bottom of three blind shafts reach 250m elevation, which are the No.1 shaft in CM105, the No.2 shaft in PD16 and the No.3 shaft in CM101, and which are designed to be 3.8 m in finished diameter. Each shaft is equipped with a No.2 standard cage with a counterweighted guided by four steel cables. 1.6 m diameter winches pull cages and each is capable of hoisting 150,000 tonnes of material per year.

The No.4 shaft reaches the 300m elevation from adit CM105 level; the No.5 shaft reaches the 490m elevation from the 640m level that is located at the low base of the adit PD700’s decline. Both the No.4 and No.5 shafts are designed to be 3.5 m in finished diameter. Each is equipped with a No.2 standard cage with a counterweighted guided by two steel-wood combined guides.

Inter-level access within each adit is summarized in Table 18-3;

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

Table 18-3: Adits, Levels and Inter-Level Access Systems in the SGX mine

Adit Name	Adit Elevation (m)	Inter-Level Access	Level Elevation (m)
CM101	640	Blind Shaft No.3	640, 490, 450, 400, 350, 300, 260
CM105	569	Blind Shaft No.1	569, 490, 450, 400, 350, 300, 260
PD16	585	Blind Shaft No.2	585, 450, 400, 350, 300, 260
CM102	570	Blind Incline	570, 534, 518, 480, 450
CM103	555	Blind Incline	610, 555, 534, 518, 480, 460
CM105-S2	570	Blind Shaft No.4	460, 420, 380, 340, 300
PD700	700	Blind Incline, Blind Shaft No.5	700, 640, 600, 570, 530, 490
YPD01	585	Blind Incline	585, 550, 510, 470, 430
YPD02	565	Blind Incline, Blind Shaft	545, 510, 470, 430, 390
HZG	820	Blind Incline	770, 730, 690, 650

Exploration and Development Strategies – Mining started at the SGX mine before it was acquired in 2004, but with no engineering. Since then, a number of adits, shafts, declines, drifts and raises have been constructed based on the detailed engineering designs.

The key exploration and development strategies are:

  Drifting along all mineralized veins accessed by a blind decline and blind shaft system to discover high-grade veins on various levels from 800m to 260m;

  Underground drilling focusing on delineating the down-dip extension of high-grade veins;

  Once a high-grade vein zone is encountered and delineated, preparation of stopes begins by developing a footwall parallel drift and a series of cross-cuts and draw-points;

  Keep rolling development path: milling of by-product ore extracted from exploration and development drifting to finance future tunneling; and,

  Production is mainly carried out in five shafts, No. 1 through No. 5. The plan is to sink three extension shafts from the 260m to 10m levels for continuing operation.

Silvercorp continues to expand underground workings at the SGX mine. From August 2007 to November 2009 the total length of development is more than 83,000 m. See details from Table 18-4.

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

Table 18-4: Drifting Works completed in the SGX mine

Adit Name	Adit Elevation	Development (m)	Preparation (m)	Exploration (m)	Total (m)
CM101	640	2,250.2	6,116.0	9,733.8	18,100.0
CM102	570	871.3	6,374.3	3,819.8	11,065.3
CM103	555	178.8	2,192.2	3,621.9	5,992.9
CM105	569	4,093.0	2,414.5	5,571.2	12,078.7
CM105-S2	569	1,447.4		319.7	1,767.1
PD700	700	1,194.7	351.3	610.0	2,156.0
PD16	585	1,675.4	5,202.8	6,528.1	13,406.3
HZG	820	1,454.7	1,130.4	6,015.0	8,600.1
YLG	585	904.0	3,707.2	5,777.9	10,389.0
Total		14,069.4	27,488.6	41,997.3	83,555.4
Data from August, 2007 to present

HPG Mine

HPG utilizes a combined mine development system comprising adit and blind decline workings. Since acquired, a comprehensive system of transportation, drainage, and ventilation has been built through extensive mine development and operations. Currently, three adits, PD3, PD5 and PD640, are actively operated. Levels, and inter-level access systems are listed in Table 18-5.

At present, PD3 uses the blind decline development system. Ore bodies from the 600m to 300m levels are accessed on five levels at roughly 40m intervals (460m, 420m, 380m, etc.). Construction of blind declines and adit systems provide access to lower levels, and has been completed with an upgrade of the ventilation system underway. Further development plans include sinking a blind shaft to provide access to veins below the 300m level.

Table 18-5: Adits, Levels, Inter-Level Access Systems

Adit Name	Adit Elevation (m)	Inter-Level Access	Level Elevation (m)
PD3	600	Blind Decline	460
		Blind Decline	420
		Blind Decline	380
		Blind Decline	340
		Blind Decline	300
PD5	670	Blind Decline	635
		Blind Decline	600
PD640	640	Drifting	640

TLP Mine

TLP also utilizes several mine development systems: including adit, blind decline and blind shaft. Since several ore veins occur very closely, the development system on each level is shared. The adit development system is used to access veins at the 730m level and above, (i.e. PD780, PD800, etc.). A combined adit, blind decline and blind shaft development is used to access ore veins between the 730m and the 510m levels.

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

A total of seven levels were constructed below the 960m level at about 40 meters apart. These levels are inter-connected by the blind declines and blind shafts. The 960m tunnel is currently utilized as the main ventilation adit.

Additional development includes two parts. The first part is to fully utilize existing works on various levels to recover residual ore. The second part is to quickly access veins below the 730m level by constructing blind declines, blind shafts and drifting. Details include:

  A two-stage blind decline (25o) with stairs constructed from 730m to 510m levels at exploration line 21, using 2.6m by 2.4m arched section.

  A steeper (35o) blind decline constructed from the 730m to the 510m levels at exploration line 55, using 2.6m by 2.4m arched section.

  A two-stage blind shaft equipped with a single railcar cage and ladder is being constructed from the 730m to the 560m levels at exploration line 31. It is designed to be 3.0m in diameter.

LM Mine

LM has been an operating mine for many years. Due to the dispersed nature of the veins, the workings are divided into two adjacent mining camps, Xigou (west) and Donggou (east). The Xigou camp consists of two combined adits, a blind shaft and blind decline development systems (PD991 and PD924). The Donggou camp utilizes an adit and blind shaft system (PD 900).

The Xigou PD924 portal accesses veins at the 969m, 924m, 900m, and 870m levels. The major ventilating fan is at the entrance of the PD969 portal, and is dedicated to air-returning purposes with PD924 the main transport level. A blind shaft and a two-stage blind incline provides passage to the 900m and 870m levels from the 924m level. The blind shaft is used for hoisting ore and materials while the decline carries mine personnel traffic. Ventilation raises at the 900m and the 870m levels are also connected with upper levels, providing additional passages for mine personnel in case of emergency.

The Xigou PD991 development system provides access to veins at the 991m, 960m, and 910m levels. A blind shaft located inside the main adit offers access to the 910m level. Additional passages are provided by two blind declines connecting the 910m and 960m up to 991m levels. Ventilation raises linking the 910m and 960m levels also allow personnel traffic in case of emergency.

Donggou PD900 utilizes an adit and blind shaft development system that provides access to veins at the five deeper levels. The PD900 adit is the ore-hoisting passage. A ventilation raise below the 838m level has been designed to serve as air return and provides an emergency exit.

18.6	MINING METHOD

The principal mining methods in the Ying District include Short-Hole Shrinkage Stope and Resuing Stope. Surface collapsing is allowed because no agriculture or other industrial infrastructure is located in the vicinity of the mine sites.

Short-Hole Shrinkage Stope

This method is used worldwide as one of the most successful mining methods for narrow veins. The system starts with drifting along the vein to expose it in the back of the drifting. An access drift is created within the footwall. Crosscuts are driven at approximately 5 m intervals. These crosscuts intersect the vein and act as draw points for the loading out of ore.

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

Stope structure parameters – The typical size of a stope block is 50m along the strike of the vein and approximately 40m in height. Two access raises, about 1.8 m by 1.8 m, are driven providing access to the stope and services air, water and ventilation. Veins are less than 0.8 m thick are diluted to 0.8 m with the assumption that the waste contains no grade. It is possible to achieve 90% ~ 95% mining recovery of in situ resources. As shown in the Figure 18-2.

In the case of veins less than 0.8 m thick, both ore and waste must be mined to open a minimal mining width (0.8m). There is no bottom pillar structure designed; part of side pillars are recoverable when the stope has been mined out; crown pillars are generally left in situ for safety purposes.

Blasting and mucking – The mine crew normally consists of two Jack Leg miners using YT-24 pneumatic drills. A 1.8 m round is drilled and blasted filling the void below as the mining proceeds upwards. While the crew is mining upwards, only 30% of the ore may be extracted from the stope due to 1.4~1.6 times expansion of the blasted material, until the entire stope is mined at which point all of the blasted ore may then be extracted. During this initial phase, expected production is 50-75 tons per day per stope. The crew drills and charges the holes with cartridge explosives and ignites the blast with a tape fuse. The second shift crew enters the stope after the smoke from the previous round has cleared. Loading the ore from the draw points is by hand to railcars, diesel tricycle carts or handcarts.

Figure 18-2: Short Hole Shrinkage Mining Method

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

Dilution and Recovery – Shrinkage stoping is calculated to a minimum mining width of 0.8 m.

The Proven and Probable reserves are calculated using dilution factors based on the thickness of the ore vein, ranging from 30% to 45%; planned mining recoveries range from 90% to 95%. The calculation formula of dilution factor is as follows.

Where:	Vore – volume of vein (m3); Vwaste - volume of waste (m3);

SGwaste - special gravity of waste; SGore - special gravity of vein ore.

Resuing Stope

The Resuing method is used for veins narrower than 0.6 m. It creates stopes by first drilling and blasting the ore vein (0.1 m to 0.6 m in thickness) from the drift along the vein. Blasted ore is mucked into steel mill holes constructed above each draw point that rises with the mining. As the stope is mined upwards, the waste on the footwall is blasted to maintain a minimum mining width of 0.8 m. The stope will not contain ore when mining is complete in contrast to the Shrinkage stope. The stope is left filled with waste from the slashing of the footwall necessary to maintain a minimum mining thickness. If the slashed waste generated in this way is insufficient to maintain stope filling to a minimum level, additional waste is slashed from upward sloping tunnels into the footwall.

Figure 18-3. R-Suing Mining Method

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

Stope structure parameters – The ore bodies are divided into stope blocks with lengths along strike of 50m to 80m and heights from 20m to 50m depending on the regularity in the structure of the vein. At the bottom of the stope blocks, a parallel series of crosscuts at approximately 5 m intervals and connecting cuts (at the block ends) perpendicular to ore vein strike are developed to intersect a drift developed in the footwall outside the ore vein. This footwall drift is used for access, ore haulage, ventilation air and water. As shown in the Figure 18-3.

Two access raises, about 1.8 m by 1.8 m, are driven to provide access to the stope and air, water and ventilation. Veins that are less than 0.3 m must be diluted to 0.3 m with the assumption that the waste contains no grade. It is expected that 93-95% mining recovery of in situ resources is possible. There is no bottom pillar structure; part of side pillars is recoverable when mined out in the stope; crown pillar should be left in situ for safety purpose.

Blasting and mucking – The mining crew generally consists of two Jack Leg miners using YT-24 drills. A 1.8 m round is blasted and mucked as mining proceeds upwards. After two rounds are blasted and mucked, the footwall is blasted to fill the space mined out. This process repeats until the crown pillar is reached. The entire stope is left filled with waste from slashing of the footwall.

Blasting holes use single-row or diagonal layout. Drill hole depths are about 2 m, and transverse spacing is 0.8 to 1 m. The crew drills and charges the holes with cartridge explosives and ignites the blast with tape fuses at the end of their shift. The following crew enters the stope after the smoke has cleared from blasting of the previous round. Ventilation air and water are carried up the raises to the stopping level. Blasted ore is mucked manually using handcarts, and is dumped to the steel mill hole. Loading of the ore from the draw points at the bottom end of the steel mill hole is by hand to railcars, diesel tricycle carts or handcarts. To prevent losing blasted ore, rubber belts are laid on the blasted rock floor before drilling and blasting narrow ore veins, and then it is rolled up before drilling and blasting footwall. Stope production rates of 30~50 tonnes per day are normally achieved.

Dilution and Recovery – Resuing is calculated to a minimum blasting width of 0.3 m. The Proven and Probable reserves are calculated using a dilution factor based on the thickness of the ore vein, ranging from 25% to 70% and mining recoveries ranging from 93% to 97%. The calculation formula of dilution factor is as follows.

Where:	Vore – volume of vein (m3); Vwaste - volume of waste (m3);

SGwaste - special gravity of waste; SGore - special gravity of vein ore.

18.7	MINING PLAN

The mining plan was developed considering vein characteristics, ore reserves, mining conditions, and the time line to prepare mine stopes. The SGX and HPG mines have been developed to allow for their ore production levels to maintain planned capacity starting from 2010 without any ramping-up period. The TLP and LM mines are undergoing major development that includes development of blind shafts and blind declines which will allow ore production to be ramped up within one or two years.

Table 18-6 lists the tonnes and grades in the production schedule for the four Ying District mines. The production is projected based on Proven and Probable mineral reserves.

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

SGX/HZG Mines – The SGX mine includes the HZG camp. The HZG mineralization contains Cu in addition to Ag, Pb and Zn, require a separate production schedule for the HZG camp. The mining sequence follows an advanced method from the blind shafts and blind declines to mining boundaries, from top level down to lower levels. Due to the limited ore reserve at each level, it is necessary to extract ore from two or more levels at the same time, in order to meet an annual production of 260,000 tonnes. The production number of 302,000 tonnes for 2010 includes 42,000 tonnes of stockpile ore in storage of at the end of 2009.

At SGX, a total of 16 veins are divided into 548 stopes, including 453 Resuing (53%), 87 short-hole shrinkage (16%) and 8 residual-recovering stopes. The weighted average width for the Resuing stopes is 0.50 m, for the short-hole shrinkage stope is 0.94 m. According to the mining plan, the reserve accessed by No.1, 2 and 3 blind shafts may be mined in about 6 years. To sustain production, construction of three blind shafts below the 260m level will be accelerated.

HPG Mine – Some stopes at HPG are higher in Au, so the production schedule for these areas is arranged separately. The mining sequence follows an advanced method from the blind declines to mining boundaries, from top level down to lower levels. Due to the limited ore reserve at each level, it is necessary to extract ore from two or more levels at the same time, in order to meet an annual production of 45,000 tonnes.

A total of 14 veins are divided into 105 stopes, including 54 Resuing (51%) and 51 short-hole shrinkage stopes (49%). The weighted average width for Resuing stopes is 0.42 m, and for the short-hole shrinkage stopes is 1.48 m.According to the mining plan, the reserve accessed by current declines may be mined in about 4 years. To sustain production it is necessary to speed up construction of the blind shaft below the 300m level in PD3.

TLP/LM Mines – The mining sequence follows an advance method from the blind declines and blind shafts to mining boundaries, from top level down to lower levels. Due to the limited ore reserve at each level, it is necessary to extract ore from two or more levels at the same time, to meet an annual production of 218,000 tonnes for TLP mine and 47,000 tonnes for LM mine.

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

Table 18-6
Production Summary over Mine Life of the Ying District

Year	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	Total
Total of Ying District
Tonnage	500,000	600,000	600,000	600,000	600,000	600,000	600,000	600,000	600,000	500,000	338,000	6,138,000
SGX
Tonnage	302,000	260,000	260,000	260,000	260,000	260,000	260,000	260,000	260,000	213,000	105,000	2,700,000
Au (g/t)
Ag (oz/t)	15.72	15.81	15.96	15.44	15.66	15.52	16.03	16.02	16.00	15.95	15.82	15.81
Pb (%)	10.84	10.07	9.94	10.39	9.59	10.23	10.21	10.15	10.14	10.16	10.35	10.19
Zn (%)	3.83	4.01	4.25	3.37	4.05	4.45	4.28	4.88	4.36	4.12	4.01	4.15
Cu (%)
HZG (Cu)
Tonnage	9,000	30,000	30,000	30,000	30,000	30,000	30,000	30,000	30,000	30,000	10,000	289,000
Au (g/t)
Ag (oz/t)	15.14	15.46	15.27	15.42	15.13	15.14	15.14	15.12	15.12	14.95	14.20	15.16
Pb (%)	1.54	1.52	1.44	1.39	1.39	1.42	1.38	1.45	1.39	1.59	1.45	1.44
Zn (%)	0.29	0.30	0.29	0.29	0.29	0.29	0.29	0.29	0.29	0.29	0.29	0.29
Cu (%)	0.72	0.74	0.71	0.71	0.71	0.69	0.70	0.70	0.69	0.67	0.68	0.70
HPG
Tonnage	40,000	40,000	40,000	45,000	45,000	45,000	45,000	45,000	45,000	35,000	1,000	426,000
Au (g/t)	0.57	0.70	0.77	1.27	2.33	0.48	0.85	0.56	0.68	0.57	0.57	0.89
Ag (oz/t)	5.05	3.31	1.97	3.05	2.84	1.73	4.57	1.78	3.30	3.53	1.26	3.09
Pb (%)	9.92	6.14	2.87	3.01	5.10	2.69	2.73	1.96	3.57	4.17	2.68	4.14
Zn (%)	1.48	1.18	1.07	1.53	2.69	1.60	1.05	1.65	0.76	1.64	1.98	1.47
Cu (%)
HPG (Au)
Tonnage	9,000	9,000	9,000									27,000
Au (g/t)	4.32	4.50	3.50									4.11
Ag (oz/t)	0.96	0.94	0.41									0.77
Pb (%)	0.45	0.36	0.88									0.56
Zn (%)	0.05	0.49	0.77									0.44
Cu (%)
TLP
Tonnage	105,000	215,000	215,000	218,000	218,000	218,000	218,000	218,000	222,000	222,000	222,000	2,291,000
Au (g/t)
Ag (oz/t)	4.98	5.05	5.11	5.05	5.08	5.05	5.08	5.08	4.98	5.11	5.14	5.07
Pb (%)	3.69	3.46	3.68	2.93	2.81	2.75	2.86	3.06	3.57	4.88	4.24	3.44
Zn (%)
Cu (%)
LM
Tonnage	35,000	46,000	46,000	47,000	47,000	47,000	47,000	47,000	43,000			405,000
Au (g/t)
Ag (oz/t)	9.54	9.44	9.31	9.41	9.26	9.31	9.22	9.26	8.91			9.29
Pb (%)	1.99	1.87	1.96	2.25	2.44	3.18	3.51	3.81	4.90			2.89
Zn (%)
Cu (%)

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

18.8	ROCK CONVEYANCE

Haulage

Four major types of haulage systems are employed in the Ying Mine based on the requirements of mine developments.

1.
Complete handcart haulage system: Rock haulage from stopes and development faces to the surface by one-axle handcarts with pneumatic tires. One handcart contains about 800 kg of ore and can be pulled by one person along both drifting and adit levels. Electric winches assist the haulage on the inter-level decline. It is used in YPD01 and YPD02 of SGX mine, PD780, PD800 and PD840 of TLP mine, PD991 and PD924 of LM mine.

2.
Complete railcar haulage system: Material haulage by track-bound 0.7 m3 side-tipper railcars. The cars are usually in groups of up to 10 and are pushed by an electrical locomotive on the Adit level to the surface. For adit level and below, the ore and development waste railcars are pushed manually in the drifts but pushed by a single cylinder diesel locomotive in the main drifts. The railcars will be loaded into a shaft cage and then hoisted through blind shaft. It is used in CM101, CM105, PD16, PD700 of SGX mine, PD900 of LM mine.

3.
Mixed haulage system with railcars and tricycle trucks: Ore and development waste are loaded into track-bound 0.7 m3 side-tipper railcar pushed along the drifts by miners. The declines are equipped with electric winches that can pull two railcars at a time. The loads are then hauled to a transfer station and unloaded into motorized tricycle trucks. The tricycle trucks haul the material to the surface and dump either to ore stockpiles or to the waste dump. It is used in CM102, CM103 of SGX mine, PD3 of HPG mine.

4.
Mixed haulage system with handcarts and tricycle trucks: Rock haulage from the stopes and development faces to the Adit level is performed by the one-axle handcarts with assist from electric winches on the inter-level decline. At the Adit level, rocks are hauled to a transfer station and unloaded into motorized tricycle trucks. The tricycle trucks haul rocks to the surface and are dumped to either the ore stockpiles or to the waste dump. It is used in PD730 of TLP mine, PD640 of HPG mine.

Hoisting

All winch chambers and bottom signal chambers in the Ying District are fully installed with signals and TV monitors.

SGX Mine – Based on hoisting requirements, the No.1, 2, and 3 blind shafts are equipped with a 1.6m diameter 95 kW winches with double drums. The No.4 and N5 blind shafts are equipped with 1.6m diameter 132 kWwinches with double drums, but with power of 132 kW. All winches are equipped a single No.2 standard counterweighted cage and they hoist ore, waste, personnel, materials and explosives.

HPG Mine – The blind decline in the PD3 is separated into two stages. Both of them utilize 250 degree, and hoist a group of 0.70 cubic meter railcars. They are used to hoist ore, waste rock, materials and personnel. The first stage decline from the 460m to 600m level is about 334m long and uses a JTP-1.6 × 1.0 winch with a 132 kw motor. The Second stage decline from the 300m to 460m level is about 379 m long and uses a JTP-1.2 × 1.0 winch with a 132 kw motor.

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

HPG Mine – A blind decline at exploration line 21 is separated into two stages, both of which utilize 250 degree, JTP-1.2 × 1.0 hoisting winches with 75 kw motors to pull a group of 0.70 cubic meter railcars to hoist ore, waste rock, materials and personnel. The first stage decline from the 650m to the 730m level is about 241m long, the second stage decline from the 510m to the 650m level is about 253m long.

LM Mine – A blind shaft in the PD900 is equipped with a 2JTP-1.6 × 0.9 hoisting winch with a 132 kw motor. It hoists a single No.2 counterweighted standard cage from the 650m to the 900m level, and hauls ore, waste, personnel, materials and explosives.

18.9	COMPRESSED AIR & VENTILATION

Compressed Air

Electrically powered two-stage piston compressors provide compressed air facilities in the Ying District mines. The compressors connect with steel and plastic piping for air distribution. Compressed air is primarily used for drilling blast holes, primarily with a jackleg drill on all underground workings. Selection of compressor model, capacity and units is based on actual air volume consumed in each adit. There are 26 compressors with the lower capacity compressors making up 70% and higher capacity compressors at the deeper mines. The compressor capacities range from 1×7.5m3/min to 4×22m3/min with twelve at SGX, two at HPG, ten at TLP and three at LM.

Ventilation

In the Ying District, reversing air current is generated by counter-rotating fan. A reversing switch is found on the fan’s control panel. Emergency exits and underground ventilation doors can be opened in both ways to permit reverse air current. A series of air doors, air windows and sealed walls have been installed in the ventilation system. Unused tunnels, drifts, mill holes should be sealed to enhance ventilation.

SGX Mine – To safely and efficiently mine major ore veins in the SGX Mine a diagonal ventilation system with the single wing is used. Fresh air enters the 490m, 450m, 400m, 350m, 300m and 260m levels from adit PD16 via No.2 blind shaft. Contaminated air returns to the 650m tunnel via No.1 blind shaft and ventilation raises, and then is exhausted to surface by a main axial fan. A unit of K45-6-NO16 axial ventilation fan was selected powered by a 75kW motor. A second 75kW motor is in place for backup.

HPG – At the HPG Mine, a central diagonal ventilation system is used. Fresh air enters the 600m, 460m, 420m, and 380m levels from the PD3 adit entrance via corresponding blind declines. Contaminated air returns to PD2 adit via ventilation raises, and then is exhausted to surface by a main axial fan. A unit of K45-10 axial ventilation fan was installed at PD2 adit entrance.

TLP – To safely and efficiently mine major ore veins at TLP, a diagonal ventilation system with the single wing is used. Fresh air enters the 700m level from adit PD730 via corresponding blind declines. Contaminated air returns to the 960m tunnel via ventilation raises, and then is exhausted to surface by a main axial flow fan. A unit of BK54-4-No.11 axial ventilation fan was installed at PD960 adit entrance. Two 30kW motors are also in place, one for active use and one for backup.

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

LM – A central ventilation system is utilized in the Donggou Camp of the LM mine. Fresh air enters the 900m level from adits PD900 via a corresponding blind shaft. Contaminated air returns to 838m tunnel via ventilation raises, and then is exhausted to the surface by a main axial flow fan. A unit of K40-4-NO10 axial ventilation fans was installed at PD838 adit entrance. Two 15 kw motors are in place, one for active use and one for backup.

18.10	MINE ORE PROCESSING

Ore hand sorting

A hand sorting facility is located at SGX. Mine ore is trucked and dumped into a bin fitted with a vibrating feeder. A wide flat and slow moving sorting belt located above ground level and easily accessible by people. The belt is accessible from both sides with high-grade ore chunks removed by operators and placed in separate storage bins. This ore, grading >60% Pb, is transferred to a small crushing plant and crushed to minus 25mm before shipping by truck via barge and road to client smelters. The capacity of the sorting operation is 25~50 tpd of product. The non-selected ore is transported by truck and barge to the Ying’s central mill for processing.

Crushing facility for crushing direct shipping lead ore

A 900m2 steel-framed warehouse was built to house a 100 TPD crushing-plant. This facility is fully secured and is used to store up to 1,500 tonnes of crushed lead ore. The crushing equipment consists of two jaw crushers in closed circuit with a vibrating screen to produce a finished product that is less than 12 mm, a size specified by the lead smelter. Crushed ore is stored on one side of the building and the equipment is on the other side. There are truck-sized doors located on either ends of the building.

Coarse hand sorted ore is trucked to and dumped near the entrance. Ore is then either pushed with a loader or manually moved with shovels to feed into the primary jaw crusher. Discharge from this crusher is then conveyed to the screen fitted with a 15 mm wire mesh screen. Undersized is transferred to crushed ore stockpile while the oversize is diverted to a conveyor feeding the secondary jaw crusher. Discharge from the secondary jaw crusher falls onto the same conveyor as the primary jaw product for screening.

18.11	CONTRACTS

There are four types of contracts for the major activities of mining, diamond drilling, hauling and concentrate sale: (1) Mining Contracts, (2) Diamond Drilling Contracts, (3) Ore Shipping Contracts, and (4) Concentrate Sales Contracts.

Mining Contracts

Silvercorp uses contract labor for mining based upon either a rate per ton or a rate per meter. The contract includes all labor, all fixed and mobile equipment, materials, and consumables including fuel and explosives that are purchased through the company. Ground support consumables such as timber and power to the portal areas are the responsibility of the company. The Table 18-7~18-9 indicate mining and supporting costs.

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

Table 18-7: 2009 Cost Schedule for Mining at the Ying District

Drifting Rates With Rail Car Hauling
Size (m)	RMB/m	US$/m	Notes
2.2x2.0	919	135.15	Major drifting
2.0x2.0	869	127.79	Drifting along veins
2.0x1.8	819	120.44	Drifting along veins
1.8x1.8	789	116.03	Drifting along veins
1.8x1.6	769	113.09	Drifting along veins
2.2x2.0	1019	149.85	Sump drifting
1.8x1.6	919	135.15	Raise
Drifting Rates Without Rail Car Hauling
Size (m)	RMB/m	US$/m	Notes
2.2x2.0	695	102.21	Major drifting
2.0x2.0	645	94.85	Drifting along veins
2.0x1.8	595	87.50	Drifting along veins
1.8x1.8	560	82.35	Drifting along veins
1.8x1.6	535	78.68	Drifting along veins
2.2x2.0	795	116.91	Sump drifting
1.8x1.6	685	100.74	Raise

Table 18-8: 2009 Basic Rates for Mining Methods

Methods	Under shaft		Under adit
	RMB/t	US$/t	RMB/t	US$/t
Short-hole shrinkage stope	78	11.47	68	10.00
Resuing stope	195	28.68	180	26.47

Table 18-9: 2009 Ground Support Rates

Types	Rates		Remark
	RMB	US$
Timber Support	45.00/frame	6.62/frame	Material is not included
Shot Crete	250.00/m	36.76/m	Material is included, ≥2cm in thickness
Concrete	600.00/m3	88.24/m3	Material is included
Concrete Pillar	370.00/m3	54.41/m3	Material is included
Rock Bolt	10.00/each	1.47/each	Material is not included

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

Diamond Drilling Contracts

The Table 18-10 indicates exploration costs:

Table 18-10: 2008 Diamond Drilling Rates

Type of Drill	Basic Rates
Surface Drill	RMB/m				US$/m
	PQ	HQ	NQ	BQ	PQ	HQ	NQ	BQ
<200m	640	550	500		94.12	80.88	73.53
200m-400m	750	610	560		110.29	89.71	82.35
400m-600m		680	630			100	92.65
600m-800m		750	700	630		110.29	102.94	92.65
Underground drill-short hole (1 to 300m)			200		29.41
Underground drill-deep hole (>=300m)			260		38.24

Note: PQ, HQ, NQ and BQ are representative of different core diameters.

Ore Shipping Contracts

Ore shipping from the mine sites to the Xiayu Mill is carried out via trucks for TLP/LM mines, and using trucks with barging from the SGX/HPG mines. Local contractors from nearby villages own trucks, and the barge. The all-in-one cost is US$3/tonne for TLP/LM mines and US$3.5/tonne for the SGX/HPG mines.

Concentrate Sales Contracts

As a general practice, Silvercorp sells its lead and zinc concentrates directly to local smelters instead of paying treatment charges and selling metals on the markets. Silvercorp is responsible only for packaging and uploading of concentrates. The Tables 18-11 and 18-12 indicate prices.

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

Table 18-11: Sale Prices of Pb Concentrates in December of 2009

Pb content	Price （RMB/t）	Ag （g/t）	Price factor （RMB/g）	Au （g/t）	Price factor （RMB/g））
≥60%	A - 2300	≥4000	B * 86%	≥1.0	C * 50%
≥55%	A - 2400	≥3000	B * 85%	≥3.0	C * 60%
≥50%	A - 2500	≥2000	B * 84%	≥4.0	C * 70%
≥45%	A - 2600	≥1000	B * 83%	≥5.0	On Market
≥40%	A - 2700
≥35%	A - 3200

Notes: A, B and C are online prices of Pb, Ag and Au respectively;
A and B price have included 17% “added value tax”.

Table 18-12: Sale Prices of Zn Concentrates in December of 2009

Zinc content	Price （RMB/t）
≥45%	D - 5800
40 ~ 55%	(D–5800) – (55-Grade)*45

Notes: D is online price that has included 17% “added value tax”.
Grade is Zinc content in the concentrate.

18.12	MARKETS

There are more than five lead smelters within a 300 km range from the Ying District. They have a combined smelting capacity of 1,000,000 tonnes of lead metal. While the smelters purchase the majority of the lead concentrate feed in domestic market, many of them have to import from overseas. As such, Silvercorp has been able to negotiate good payments terms for its concentrates.

Currently, the company sells its lead concentrate to five lead producers, and sells its zinc concentrate to two zinc producers.

18.13	CAPITAL AND OPERATION COSTS

Capital Costs

Capital costs are used for major mine developments including shaft sinking, equipment purchase, installation, main access drifting, etc. The Table 18-13 is an estimate of the capital costs for mine development, which will sustain production at 260,000 t/yr for the SGX mine and 45,000 t/yr for the HPG mine, and that can ramp up production to the planned capacity 218,000 t/yr. for TLP mine and 47,000 t/yr. for LM mine. Estimates are based on the current mine contract rates.

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

Table 18-13: Capital cost at Ying District, US$

Year	SGX	HPG	TLP	LM	Total
2010	1,340,000	180,000	1,000,000	1,100,000	3,620,000
2011	1,000,000	270,000	1,000,000	200,000	2,470,000
2012	1,000,000	110,000	400,000	800,000	2,310,000
2013		80,000			80,000
2014
2015		150,000			150,000
2016		60,000			60,000
2017		50,000			50,000
2018
2019		170,000			170,000
2020
Total	3,340,000	1,070,000	2,400,000	2,100,000	8,910,000

Operation Costs

The Table 18-14 summarizes the operational costs based upon actual figures for SGX (including HZG) mines, HPG mine (including HPG Gold mine), and trial production results for TLP mine and LM mine from July 2009 to November 2009.

Table 18-14: Operational Costs (US$/t)

Items	Cost
	SGX&HZG	HPG&HPG Gold Mine	TLP	LM
Mining	$41.00	$32.00	$29.00	$29.00
Sustaining capital	$5.00	$5.00	$5.00	$5.00
Shipping	$3.50	$3.50	$3.00	$3.00
Milling	$10.00	$10.00	$8.27	$8.27
General and administration	$4.00	$4.00	$0.83	$0.83
Total	$63.50	$54.50	$46.10	$46.10

Taxes

China levies a 17% Value-Added Tax (VAT) on goods. 17% VAT input credit on purchased materials, power and machineries can be used to offset 17% VAT levied on silver, lead, zinc and copper products. No VAT is charged for selling gold.

As Sino-foreign joint ventures, Henan Found enjoys a reduced income tax rate of 12.5% in 2010, while Henan Huawei will have a reduced rate of 12.5% in 2010 and 2011. Income tax rate, thereafter, will be 25%.

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

Mining companies in China are required to pay 2% Resource tax on revenue for metal products sold. Other taxes, such as business tax, city construction, education taxes are exempted for foreign investors.

18.14	ECONOMIC ANALYSIS

Financial Summary

The Tables 18-15~18-21 show the cash flow analysis of each mine over its mine life. Metal prices used are the average long-term metal prices estimated by major investment institutions.

Summary: Silvercorp’s share of net cash flows from all four Ying District mines is US$451 million.

SGX Mine: assuming total production cost of US$63.50 per tonne and using metal recoveries of 92.5%, 96.5% and 80% for silver, lead and zinc respectively, Silvercorp’s share (77.5%) of projected net cash flows is $375 million over its 11 years mine life.

HZG Camp: assuming total production cost of US$63.50 per tonne and using metal recoveries of 90%, 88%, 80% and 80% for silver, lead, zinc and copper respectively, Silvercorp’s share (77.5%) of projected net cash flows is $18 million over its 11 years mine life.

TLP Mine: assuming total production cost of US$46.10 per tonne and using metal recoveries of 80% for lead and 84% for silver, Silvercorp’s share (77.5%) of projected net cash flows is $36 million over its 11 years mine life.

LM Mine: assuming total production cost of US$46.10 per tonne and using metal recoveries of 90% for lead and 88% for silver, Silvercorp’s share (70%) projected net cash flows is $12 million over its nine years nine life.

HPG Mine: assuming total production cost of US$54.50 per tonne and using metal recoveries of 86%, 93.5%, 72% and 75% for silver, lead, zinc and gold respectively, Silvercorp’s share (70%) of projected net cash flows is $9 million over its 11 years mine life.

HPG Gold Camp: assuming total production cost of US$54.50 per tonne and using metal recoveries of 86%, 93.5%, 72% and 75% for silver, lead, zinc and gold respectively, Silvercorp’s share (70%) of projected net cash flows is $0.2 million over its 3 years mine life.

The expected mine development capital and ongoing exploration programs for SGX, HZG, TLP LM and HPG mines are $3.1 million, $0.2 million, $2.4 million, $2.1 million and $1.1million respectively, while the payback periods are 0.1 year, 0.3 year, 1 years, 1.2 years and 0.2 years respectively.

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

Table 18-15: Ying District Combined - Cash Flow Analysis Summary

	Year 2010	Year 2011	Year 2012	Year 2013	Year 2014	Year 2015	Year 2016	Year 2017	Year 2018	Year 2019	Year 2020	Total
Ore mined and milled (tonnes)	500,000	600,000	600,000	600,000	600,000	600,000	600,000	600,000	600,000	500,000	338,000	6,138,000

Metal production
Silver production (oz)	5,428,523	5,634,540	5,621,601	5,561,242	5,597,913	5,517,701	5,752,437	5,643,254	5,650,441	4,605,620	2,623,908	57,637,179
Lead production (lb)	86,368,980	76,520,553	74,072,235	74,414,969	71,645,108	73,426,056	74,059,750	74,103,086	78,345,406	69,061,556	40,046,758	792,064,458
Zinc production (lb)	21,386,823	19,360,800	20,425,914	16,695,124	20,640,813	21,696,176	20,524,089	23,703,138	20,683,747	16,537,405	7,506,507	209,160,534
Copper production (lb)	114,255	391,430	375,562	375,562	375,562	364,982	370,272	370,272	364,982	354,403	119,898	3,577,180
Gold production (oz)	1,487	1,652	1,502	1,378	2,528	521	922	608	738	481	14	11,831
Metal price (net of smelter charges and value added tax)
Silver (US$13/oz x 85% / 1.17)	9.45	9.45	9.45	9.45	9.45	9.45	9.45	9.45	9.45	9.45	9.45	9.45
Lead (US$0.80/lb x 86% / 1.17)	0.59	0.59	0.59	0.59	0.59	0.59	0.59	0.59	0.59	0.59	0.59	0.59
Zinc (US$0.90/lb x 70% / 1.17)	0.54	0.54	0.54	0.54	0.54	0.54	0.54	0.54	0.54	0.54	0.54	0.54
Copper (US$3.50/lb x 70% / 1.17)	2.10	2.10	2.10	2.10	2.10	2.10	2.10	2.10	2.10	2.10	2.10	2.10
Gold (US$1,000/oz x 50%)	500	500	500	500	500	500	500	500	500	500	500	500
Revenue
Silver (US$)	51,299,541	53,246,402	53,124,127	52,553,733	52,900,276	52,142,272	54,360,534	53,328,748	53,396,666	43,523,113	24,795,933	544,671,346
Lead (US$)	50,957,698	45,147,126	43,702,619	43,904,832	42,270,614	43,321,373	43,695,253	43,720,821	46,223,790	40,746,318	23,627,587	467,318,030
Zinc (US$)	11,548,884	10,454,832	11,029,993	9,015,367	11,146,039	11,715,935	11,083,008	12,799,695	11,169,223	8,930,199	4,053,514	112,946,689
Copper (US$)	239,936	822,004	788,679	788,679	788,679	766,463	777,571	777,571	766,463	744,247	251,785	7,512,078
Gold US$)	743,646	825,872	751,121	689,030	1,264,126	260,421	461,162	303,824	368,930	240,528	6,872	5,915,532
Total Revenue (US$)	114,789,706	110,496,236	109,396,540	106,951,641	108,369,734	108,206,464	110,377,527	110,930,659	111,925,072	94,184,405	52,735,692	1,138,363,675

Operational costs	28,873,000	33,117,600	33,117,600	33,084,000	33,084,000	33,084,000	33,084,000	33,084,000	33,084,000	27,572,200	17,591,200	338,775,600
Resource tax (US$, 2% of Total revenue)	2,295,794	2,209,925	2,187,931	2,139,033	2,167,395	2,164,129	2,207,551	2,218,613	2,238,501	1,883,688	1,054,714	22,767,274
Pre-income tax net profit (US$)	83,620,912	75,168,711	74,091,009	71,728,608	73,118,339	72,958,334	75,085,977	75,628,046	76,602,570	64,728,517	34,089,778	776,820,802
Income tax payable (US$)	10,452,614	18,159,170	18,522,752	17,932,152	18,279,585	18,239,584	18,771,494	18,907,011	19,150,643	16,182,129	8,522,444	183,119,579
Net profit after income tax (US$)	73,168,298	57,009,541	55,568,257	53,796,456	54,838,755	54,718,751	56,314,483	56,721,034	57,451,928	48,546,387	25,567,333	593,701,223
Capital expenditures for mine development (US$)	3,620,000	2,470,000	2,310,000	80,000	-	150,000	60,000	50,000	-	170,000	-	8,910,000
Net cash flows (US$)	69,548,298	54,539,541	53,258,257	53,716,456	54,838,755	54,568,751	56,254,483	56,671,034	57,451,928	48,376,387	25,567,333	584,791,223
Silvercorp's share of net cash flows	53,541,821	41,971,065	41,174,323	41,402,338	42,148,428	42,100,474	43,334,263	43,721,772	44,252,443	37,418,203	19,814,074	450,879,204

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

Table 18-16: Cash Flow Analysis for Mine Plan at the SGX Mine

		Year 2010	Year 2011	Year 2012	Year 2013	Year 2014	Year 2015	Year 2016	Year 2017	Year 2018	Year 2019	Year 2020	Total
Ore mined and milled (tonnes)		302,000	260,000	260,000	260,000	260,000	260,000	260,000	260,000	260,000	213,000	105,000	2,700,000
Grade
Silver (oz/t)		15.72	15.81	15.96	15.44	15.66	15.52	16.03	16.02	16.00	15.95	15.82	15.81
Lead (%)		10.84%	10.07%	9.94%	10.39%	9.59%	10.23%	10.21%	10.15%	10.14%	10.16%	10.35%	10.19%
Zinc (%)		3.83%	4.01%	4.25%	3.37%	4.05%	4.45%	4.28%	4.88%	4.36%	4.12%	4.01%	4.15%
Milling recovery rate
Silver (%)		92.5%	92.5%	92.5%	92.5%	92.5%	92.5%	92.5%	92.5%	92.5%	92.5%	92.5%	92.5%
Lead (%)		96.5%	96.5%	96.5%	96.5%	96.5%	96.5%	96.5%	96.5%	96.5%	96.5%	96.5%	96.5%
Zinc (%)		80.0%	80.0%	80.0%	80.0%	80.0%	80.0%	80.0%	80.0%	80.0%	80.0%	80.0%	80.0%
Metal production
Silver production (oz)		4,391,382	3,802,305	3,838,380	3,713,320	3,766,230	3,732,560	3,855,215	3,852,810	3,848,000	3,142,549	1,536,518	39,479,268
Lead production (lb)		69,626,590	55,685,449	54,966,570	57,454,996	53,031,127	56,570,222	56,459,626	56,127,835	56,072,537	46,026,952	23,113,651	585,135,555
Zinc production (lb)		20,394,229	18,383,123	19,483,360	15,449,158	18,566,496	20,400,224	19,620,890	22,371,482	19,987,635	15,473,138	7,423,954	197,553,689

Metal price (net of smelter charges and value added tax)
Silver (US$13/oz x 85% / 1.17)		9.45	9.45	9.45	9.45	9.45	9.45	9.45	9.45	9.45	9.45	9.45	9.45
Lead (US$0.80/lb x 86% / 1.17)		0.59	0.59	0.59	0.59	0.59	0.59	0.59	0.59	0.59	0.59	0.59	0.59
Zinc (US$0.90/lb x 70% / 1.17)		0.54	0.54	0.54	0.54	0.54	0.54	0.54	0.54	0.54	0.54	0.54	0.54
Revenue
Silver (US$)		41,498,560	35,931,782	36,272,691	35,090,874	35,590,874	35,272,692	36,431,782	36,409,055	36,363,600	29,697,086	14,520,090	373,079,085
Lead (US$)		41,079,688	32,854,415	32,430,276	33,898,448	31,288,365	33,376,431	33,311,179	33,115,423	33,082,797	27,155,902	13,637,054	345,229,978
Zinc (US$)		11,012,884	9,926,887	10,521,014	8,342,546	10,025,908	11,016,121	10,595,280	12,080,600	10,793,323	8,355,494	4,008,935	106,678,992
Total Revenue (US$)		93,591,132	78,713,083	79,223,982	77,331,867	76,905,146	79,665,244	80,338,241	81,605,077	80,239,720	65,208,482	32,166,079	824,988,054

Operational costs	(US$/t)
Mining costs (US$)	41.00	12,382,000	10,660,000	10,660,000	10,660,000	10,660,000	10,660,000	10,660,000	10,660,000	10,660,000	8,733,000	4,305,000	110,700,000
Sustaining capital costs (US$)	5.00	1,510,000	1,300,000	1,300,000	1,300,000	1,300,000	1,300,000	1,300,000	1,300,000	1,300,000	1,065,000	525,000	13,500,000
Milling costs (US$)	10.00	3,020,000	2,600,000	2,600,000	2,600,000	2,600,000	2,600,000	2,600,000	2,600,000	2,600,000	2,130,000	1,050,000	27,000,000
Shipping cost (US$)	3.50	1,057,000	910,000	910,000	910,000	910,000	910,000	910,000	910,000	910,000	745,500	367,500	9,450,000
General and admin expenses (US$)	4.00	1,208,000	1,040,000	1,040,000	1,040,000	1,040,000	1,040,000	1,040,000	1,040,000	1,040,000	852,000	420,000	10,800,000
Total production costs (US$)	63.50	19,177,000	16,510,000	16,510,000	16,510,000	16,510,000	16,510,000	16,510,000	16,510,000	16,510,000	13,525,500	6,667,500	171,450,000
Resource tax (US$, 2% of Total revenue)		1,871,823	1,574,262	1,584,480	1,546,637	1,538,103	1,593,305	1,606,765	1,632,102	1,604,794	1,304,170	643,322	16,499,761
Pre-income tax net profit (US$)		72,542,309	60,628,822	61,129,502	59,275,230	58,857,043	61,561,939	62,221,476	63,462,976	62,124,925	50,378,812	24,855,258	637,038,293
Income tax rate (%)		12.5%	25%	25%	25%	25%	25%	25%	25%	25%	25%	25%
Income tax payable (US$)		9,067,789	15,157,205	15,282,375	14,818,807	14,714,261	15,390,485	15,555,369	15,865,744	15,531,231	12,594,703	6,213,814	150,191,785
Net profit after income tax (US$)		63,474,521	45,471,616	45,847,126	44,456,422	44,142,783	46,171,454	46,666,107	47,597,232	46,593,694	37,784,109	18,641,443	486,846,509
Capital expenditures for mine development (US$)		1,100,000	1,000,000	1,000,000	-	-	-	-	-	-	-	-	3,100,000
Net cash flow for 100% SGX Mine (US$)		62,374,521	44,471,616	44,847,126	44,456,422	44,142,783	46,171,454	46,666,107	47,597,232	46,593,694	37,784,109	18,641,443	483,746,509
Silvercorp's share of net cash flow (77.5%)		48,340,254	34,465,503	34,756,523	34,453,727	34,210,657	35,782,877	36,166,233	36,887,855	36,110,113	29,282,685	14,447,119	374,903,544
Unit silver production costs	(US$/oz)	4.37	4.34	4.30	4.45	4.38	4.42	4.28	4.29	4.29	4.30	4.34	4.34
Unit silver production costs, adjusted for by-product credits	(US$/oz)	(7.50)	(6.91)	(6.89)	(6.93)	(6.59)	(7.47)	(7.11)	(7.45)	(7.11)	(7.00)	(7.15)	(7.10)

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

Table 18-17: Cash Flow Analysis for Mine Plan at the HZG Camp

		Year 2010	Year 2011	Year 2012	Year 2013	Year 2014	Year 2015	Year 2016	Year 2017	Year 2018	Year 2019	Year 2020	Total
Ore mined and milled (tonnes)		9,000	30,000	30,000	30,000	30,000	30,000	30,000	30,000	30,000	30,000	10,000	289,000
Grade
Silver (oz/t)		15.14	15.46	15.27	15.42	15.13	15.14	15.14	15.12	15.12	14.95	14.20	15.16
Lead (%)		1.54%	1.52%	1.44%	1.39%	1.39%	1.42%	1.38%	1.45%	1.39%	1.59%	1.45%	1.44%
Zinc (%)		0.29%	0.30%	0.29%	0.29%	0.29%	0.29%	0.29%	0.29%	0.29%	0.29%	0.29%	0.29%
Copper (%)		0.72%	0.74%	0.71%	0.71%	0.71%	0.69%	0.70%	0.70%	0.69%	0.67%	0.68%	0.70%
Milling recovery rate
Silver (%)		90%	90%	90%	90%	90%	90%	90%	90%	90%	90%	90%	90%
Lead (%)		88%	88%	88%	88%	88%	88%	88%	88%	88%	88%	88%	88%
Zinc (%)		80%	80%	80%	80%	80%	80%	80%	80%	80%	80%	80%	80%
Copper (%)		80%	80%	80%	80%	80%	80%	80%	80%	80%	80%	80%	80%
Metal production
Silver production (oz)		122,601	417,350	412,220	416,361	408,566	408,800	408,809	408,349	408,279	403,539	127,800	3,942,674
Lead production (lb)		268,817	884,421	837,873	808,780	808,780	826,236	802,961	843,691	808,780	925,151	281,230	8,096,720
Zinc production (lb)		46,020	158,688	153,398	153,398	153,398	153,398	153,398	153,398	153,398	153,398	51,133	1,483,028
Copper production (lb)		114,255	391,430	375,562	375,562	375,562	364,982	370,272	370,272	364,982	354,403	119,898	3,577,180
Metal price (net of smelter charges and value added tax)
Silver (US$13/oz x 85% / 1.17)		9.45	9.45	9.45	9.45	9.45	9.45	9.45	9.45	9.45	9.45	9.45	9.45
Lead (US$0.80/lb x 86% / 1.17)		0.59	0.59	0.59	0.59	0.59	0.59	0.59	0.59	0.59	0.59	0.59	0.59
Zinc (US$0.90/lb x 70% / 1.17)		0.54	0.54	0.54	0.54	0.54	0.54	0.54	0.54	0.54	0.54	0.54	0.54
Copper (US$3.50/lb x 70% / 1.17)		2.10	2.10	2.10	2.10	2.10	2.10	2.10	2.10	2.10	2.10	2.10	2.10
Revenue
Silver (US$)		1,158,579	3,943,962	3,895,481	3,934,610	3,860,945	3,863,160	3,863,242	3,858,894	3,858,238	3,813,448	1,207,710	37,258,268
Lead (US$)		158,602	521,808	494,345	477,180	477,180	487,479	473,747	497,778	477,180	545,839	165,926	4,777,065
Zinc (US$)		24,851	85,692	82,835	82,835	82,835	82,835	82,835	82,835	82,835	82,835	27,612	800,835
Copper US$)		239,936	822,004	788,679	788,679	788,679	766,463	777,571	777,571	766,463	744,247	251,785	7,512,078
Total Revenue (US$)		1,581,968	5,373,466	5,261,340	5,283,305	5,209,639	5,199,937	5,197,395	5,217,078	5,184,716	5,186,369	1,653,033	50,348,246

Operational costs	(US$/t)
Mining costs (US$)	41.00	369,000	1,230,000	1,230,000	1,230,000	1,230,000	1,230,000	1,230,000	1,230,000	1,230,000	1,230,000	410,000	11,849,000
Sustaining capital costs (US$)	5.00	45,000	150,000	150,000	150,000	150,000	150,000	150,000	150,000	150,000	150,000	50,000	1,445,000
Milling costs (US$)	10.00	90,000	300,000	300,000	300,000	300,000	300,000	300,000	300,000	300,000	300,000	100,000	2,890,000
Shipping cost (US$)	3.50	31,500	105,000	105,000	105,000	105,000	105,000	105,000	105,000	105,000	105,000	35,000	1,011,500
General and admin expenses (US$)	4.00	36,000	120,000	120,000	120,000	120,000	120,000	120,000	120,000	120,000	120,000	40,000	1,156,000
Total production costs (US$)	63.50	571,500	1,905,000	1,905,000	1,905,000	1,905,000	1,905,000	1,905,000	1,905,000	1,905,000	1,905,000	635,000	18,351,500
Resource tax (US$, 2% of Total revenue)		31,639	107,469	105,227	105,666	104,193	103,999	103,948	104,342	103,694	103,727	33,061	1,006,965
Pre-income tax net profit (US$)		978,829	3,360,996	3,251,113	3,272,639	3,200,447	3,190,938	3,188,447	3,207,737	3,176,022	3,177,642	984,972	30,989,781
Income tax rate (%)		12.5%	25%	25%	25%	25%	25%	25%	25%	25%	25%	25%
Income tax payable (US$)		122,354	840,249	812,778	818,160	800,112	797,735	797,112	801,934	794,005	794,410	246,243	7,625,092
Net profit after income tax (US$)		856,475	2,520,747	2,438,335	2,454,479	2,400,335	2,393,204	2,391,336	2,405,802	2,382,016	2,383,231	738,729	23,364,689
Capital expenditures for mine development (US$)		240,000	-	-	-	-	-	-	-	-	-	-	240,000
Net cash flow for 100% HZG Mine (US$)		616,475	2,520,747	2,438,335	2,454,479	2,400,335	2,393,204	2,391,336	2,405,802	2,382,016	2,383,231	738,729	23,124,689
Silvercorp's share of net cash flow (77.5%)		477,768	1,953,579	1,889,710	1,902,221	1,860,260	1,854,733	1,853,285	1,864,497	1,846,063	1,847,004	572,515	17,921,634
Unit silver production costs	(US$/oz)	4.66	4.56	4.62	4.58	4.66	4.66	4.66	4.67	4.67	4.72	4.97	4.65
Unit silver production costs, adjusted for by-product credits	(US$/oz)	1.21	1.14	1.31	1.34	1.36	1.39	1.40	1.34	1.42	1.32	1.48	1.33

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

Table 18-18: Cash Flow Analysis for Mine Plan at the TLP Mine

		Year 2010	Year 2011	Year 2012	Year 2013	Year 2014	Year 2015	Year 2016	Year 2017	Year 2018	Year 2019	Year 2020	Total
Ore mined and milled (tonnes)		105,000	215,000	215,000	218,000	218,000	218,000	218,000	218,000	222,000	222,000	222,000	2,291,000
Grade
Silver (oz/t)		4.98	5.05	5.11	5.05	5.08	5.05	5.08	5.08	4.98	5.11	5.14	5.07
Lead (%)		3.69%	3.46%	3.68%	2.93%	2.81%	2.75%	2.86%	3.06%	3.57%	4.88%	4.24%	3.44%
Milling recovery rate
Silver (%)		84%	84%	84%	84%	84%	84%	84%	84%	84%	84%	84%	84%
Lead (%)		80%	80%	80%	80%	80%	80%	80%	80%	80%	80%	80%	80%
Metal production
Silver production (oz)		439,533	911,608	923,221	924,328	930,216	924,328	930,216	930,216	929,297	953,279	958,507	9,754,748
Lead production (lb)		6,831,518	13,116,445	13,950,438	11,262,264	10,801,011	10,570,384	10,993,199	11,761,955	13,974,065	19,101,804	16,596,649	138,959,732
Metal price (net of smelter charges and value added tax)
Silver (US$13/oz x 85% / 1.17)		9.45	9.45	9.45	9.45	9.45	9.45	9.45	9.45	9.45	9.45	9.45	9.45
Lead (US$0.80/lb x 86% / 1.17)		0.59	0.59	0.59	0.59	0.59	0.59	0.59	0.59	0.59	0.59	0.59	0.59
Revenue
Silver (US$)		4,153,582	8,614,696	8,724,437	8,734,901	8,790,537	8,734,901	8,790,537	8,790,537	8,781,860	9,008,489	9,057,893	92,182,370
Lead (US$)		4,030,596	7,738,702	8,230,759	6,644,736	6,372,596	6,236,527	6,485,988	6,939,553	8,244,699	11,270,064	9,792,023	81,986,242
Total Revenue (US$)		8,184,178	16,353,398	16,955,196	15,379,636	15,163,133	14,971,427	15,276,525	15,730,090	17,026,558	20,278,553	18,849,916	174,168,611

Operational costs	(US$/t)
Mining costs (US$)	29.00	3,045,000	6,235,000	6,235,000	6,322,000	6,322,000	6,322,000	6,322,000	6,322,000	6,438,000	6,438,000	6,438,000	66,439,000
Sustaining capital costs (US$)	5.00	525,000	1,075,000	1,075,000	1,090,000	1,090,000	1,090,000	1,090,000	1,090,000	1,110,000	1,110,000	1,110,000	11,455,000
Milling costs (US$)	8.27	868,350	1,778,050	1,778,050	1,802,860	1,802,860	1,802,860	1,802,860	1,802,860	1,835,940	1,835,940	1,835,940	18,946,570
Shipping cost (US$)	3.00	315,000	645,000	645,000	654,000	654,000	654,000	654,000	654,000	666,000	666,000	666,000	6,873,000
General and admin expenses (US$)	0.83	87,150	178,450	178,450	180,940	180,940	180,940	180,940	180,940	184,260	184,260	184,260	1,901,530
Total production costs (US$)	46.10	4,840,500	9,911,500	9,911,500	10,049,800	10,049,800	10,049,800	10,049,800	10,049,800	10,234,200	10,234,200	10,234,200	105,615,100
Resource tax (US$, 2% of Total revenue)		163,684	327,068	339,104	307,593	303,263	299,429	305,530	314,602	340,531	405,571	376,998	3,483,372
Pre-income tax net profit (US$)		3,179,995	6,114,830	6,704,592	5,022,244	4,810,071	4,622,199	4,921,194	5,365,689	6,451,827	9,638,782	8,238,718	65,070,139
Income tax rate (%)		12.5%	25%	25%	25%	25%	25%	25%	25%	25%	25%	25%
Income tax payable (US$)		397,499	1,528,708	1,676,148	1,255,561	1,202,518	1,155,550	1,230,299	1,341,422	1,612,957	2,409,695	2,059,679	15,870,035
Net profit after income tax (US$)		2,782,495	4,586,123	5,028,444	3,766,683	3,607,553	3,466,649	3,690,896	4,024,266	4,838,870	7,229,086	6,179,038	49,200,104
Capital expenditures for mine development (US$)		1,000,000	1,000,000	400,000	-	-	-	-	-	-	-	-	2,400,000
Net cash flow for 100% TLP Mine (US$)		1,782,495	3,586,123	4,628,444	3,766,683	3,607,553	3,466,649	3,690,896	4,024,266	4,838,870	7,229,086	6,179,038	46,800,104
Silvercorp's share of net cash flow (77.5%)		1,381,434	2,779,245	3,587,044	2,919,179	2,795,854	2,686,653	2,860,444	3,118,806	3,750,125	5,602,542	4,788,755	36,270,080
Unit silver production costs	(US$/oz)	11.01	10.87	10.74	10.87	10.80	10.87	10.80	10.80	11.01	10.74	10.68	10.83
Unit silver production costs, adjusted for by-product credits	(US$/oz)	1.84	2.38	1.82	3.68	3.95	4.13	3.83	3.34	2.14	(1.09)	0.46	2.42

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

Table 18-19: Cash Flow Analysis for Mine Plan at the LM Mine

		Year 2010	Year 2012	Year 2013	Year 2014	Year 2015	Year 2016	Year 2017	Year 2018	Total
Ore mined and milled (tonnes)		35,000	46,000	47,000	47,000	47,000	47,000	47,000	43,000	405,000
Grade
Silver (oz/t)		9.54	9.31	9.41	9.26	9.31	9.22	9.26	8.91	9.29
Lead (%)		1.99%	1.96%	2.25%	2.44%	3.18%	3.51%	3.81%	4.90%	2.89%
Milling recovery rate
Silver (%)		88%	88%	88%	88%	88%	88%	88%	88%	88%
Lead (%)		90%	90%	90%	90%	90%	90%	90%	90%	90%
Metal production
Silver production (oz)		293,832	376,869	389,198	382,994	385,062	381,339	382,994	337,154	3,311,572
Lead production (lb)		1,381,577	1,788,414	2,097,657	2,274,792	2,964,689	3,272,345	3,552,033	4,179,445	23,217,245
Metal price (net of smelter charges and value added tax)
Silver (US$13/oz x 85% / 1.17)		9.45	9.45	9.45	9.45	9.45	9.45	9.45	9.45	9.45
Lead (US$0.80/lb x 86% / 1.17)		0.59	0.59	0.59	0.59	0.59	0.59	0.59	0.59	0.59
Revenue
Silver (US$)		2,776,712	3,561,410	3,677,917	3,619,290	3,638,832	3,603,655	3,619,290	3,186,109	31,294,355
Lead (US$)		815,131	1,055,164	1,237,618	1,342,128	1,749,166	1,930,684	2,095,699	2,465,873	13,698,174
Total Revenue (US$)		3,591,843	4,616,574	4,915,535	4,961,417	5,387,998	5,534,339	5,714,989	5,651,982	44,992,530

Operational costs	(US$/t)
Mining costs (US$)	29.00	1,015,000	1,334,000	1,363,000	1,363,000	1,363,000	1,363,000	1,363,000	1,247,000	11,745,000
Sustaining capital costs (US$)	5.00	175,000	230,000	235,000	235,000	235,000	235,000	235,000	215,000	2,025,000
Milling costs (US$)	8.27	289,450	380,420	388,690	388,690	388,690	388,690	388,690	355,610	3,349,350
Shipping cost (US$)	3.00	105,000	138,000	141,000	141,000	141,000	141,000	141,000	129,000	1,215,000
General and admin expenses (US$)	0.83	29,050	38,180	39,010	39,010	39,010	39,010	39,010	35,690	336,150
Total production costs (US$)	46.10	1,613,500	2,120,600	2,166,700	2,166,700	2,166,700	2,166,700	2,166,700	1,982,300	18,670,500
Resource tax (US$, 2% of Total revenue)		71,837	92,331	98,311	99,228	107,760	110,687	114,300	113,040	899,851
Pre-income tax net profit (US$)		1,906,506	2,403,643	2,650,524	2,695,489	3,113,538	3,256,952	3,433,989	3,556,642	25,422,179
Income tax rate (%)		12.5%	25%	25%	25%	25%	25%	25%	25%
Income tax payable (US$)		238,313	600,911	662,631	673,872	778,385	814,238	858,497	889,161	5,816,620
Net profit after income tax (US$)		1,668,193	1,802,732	1,987,893	2,021,617	2,335,154	2,442,714	2,575,492	2,667,482	19,605,560
Capital expenditures for mine development (US$)		1,100,000	800,000	-	-	-	-	-	-	2,100,000
Net cash flow for 100% LM Mine (US$)		568,193	1,002,732	1,987,893	2,021,617	2,335,154	2,442,714	2,575,492	2,667,482	17,505,560
Silvercorp's share of net cash flow (70%)		397,735	701,912	1,391,525	1,415,132	1,634,608	1,709,900	1,802,844	1,867,237	12,253,892
Unit silver production costs	(US$/oz)	5.49	5.63	5.57	5.66	5.63	5.68	5.66	5.88	5.64
Unit silver production costs, adjusted for by-product credits	(US$/oz)	2.72	2.83	2.39	2.15	1.08	0.62	0.19	(1.43)	1.50

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

Table 18-20: Cash Flow Analysis for Mine Plan at the HPG Mine

		Year 2010	Year 2011	Year 2012	Year 2013	Year 2014	Year 2015	Year 2016	Year 2017	Year 2018	Year 2019	Year 2020	Total
Ore mined and milled (tonnes)		40,000	40,000	40,000	45,000	45,000	45,000	45,000	45,000	45,000	35,000	1,000	426,000
Grade
Silver (oz/t)		5.05	3.31	1.97	3.05	2.84	1.73	4.57	1.78	3.30	3.53	1.26	3.09
Lead (%)		9.92%	6.14%	2.87%	3.01%	5.10%	2.69%	2.73%	1.96%	3.57%	4.17%	2.68%	4.14%
Zinc (%)		1.48%	1.18%	1.07%	1.53%	2.69%	1.60%	1.05%	1.65%	0.76%	1.64%	1.98%	1.47%
Gold (g/t)		0.57	0.70	0.77	1.27	2.33	0.48	0.85	0.56	0.68	0.57	0.57	0.89
Milling recovery rate
Silver (%)		86.0%	86.0%	86.0%	86.0%	86.0%	86.0%	86.0%	86.0%	86.0%	86.0%	86.0%	86.0%
Lead (%)		93.5%	93.5%	93.5%	93.5%	93.5%	93.5%	93.5%	93.5%	93.5%	93.5%	93.5%	93.5%
Zinc (%)		72.0%	72.0%	72.0%	72.0%	72.0%	72.0%	72.0%	72.0%	72.0%	72.0%	72.0%	72.0%
Gold (%)		75.0%	75.0%	75.0%	75.0%	75.0%	75.0%	75.0%	75.0%	75.0%	75.0%	75.0%	75.0%
Metal production
Silver production (oz)		173,720	113,864	67,768	118,035	109,908	66,951	176,859	68,886	127,710	106,253	1,084	1,131,038
Lead production (lb)		8,177,016	5,061,177	2,365,730	2,791,272	4,729,398	2,494,526	2,531,619	1,817,573	3,310,579	3,007,650	55,228	36,341,768
Zinc production (lb)		939,433	749,007	679,185	1,092,567	1,920,918	1,142,554	749,801	1,178,258	542,713	910,869	31,420	9,936,725
Gold production (oz)		550	675	743	1,378	2,528	521	922	608	738	481	14	9,157
Metal price (net of smelter charges and value added tax)
Silver (US$13/oz x 85% / 1.17)		9.45	9.45	9.45	9.45	9.45	9.45	9.45	9.45	9.45	9.45	9.45	9.45
Lead (US$0.80/lb x 86% / 1.17)		0.59	0.59	0.59	0.59	0.59	0.59	0.59	0.59	0.59	0.59	0.59	0.59
Zinc (US$0.90/lb x 70% / 1.17)		0.54	0.54	0.54	0.54	0.54	0.54	0.54	0.54	0.54	0.54	0.54	0.54
Gold (US$1,000/oz x 50%)		500	500	500	500	500	500	500	500	500	500	500	500
Revenue
Silver (US$)		1,641,654	1,076,015	640,408	1,115,431	1,038,631	632,687	1,671,318	650,973	1,206,860	1,004,091	10,240	10,688,305
Lead (US$)		4,824,440	2,986,095	1,395,780	1,646,851	2,790,345	1,471,770	1,493,655	1,072,368	1,953,241	1,774,514	32,584	21,441,643
Zinc (US$)		507,294	404,464	366,760	589,986	1,037,296	616,979	404,892	636,260	293,065	491,869	16,967	5,365,832
Gold US$)		274,889	337,583	371,341	689,030	1,264,126	260,421	461,162	303,824	368,930	240,528	6,872	4,578,705
Total Revenue (US$)		7,248,276	4,804,156	2,774,289	4,041,298	6,130,398	2,981,857	4,031,027	2,663,424	3,822,096	3,511,001	66,664	42,074,485

Operational costs	(US$/t)
Mining costs (US$)	32.00	1,280,000	1,280,000	1,280,000	1,440,000	1,440,000	1,440,000	1,440,000	1,440,000	1,440,000	1,120,000	32,000	13,632,000
Sustaining capital costs (US$)	5.00	200,000	200,000	200,000	225,000	225,000	225,000	225,000	225,000	225,000	175,000	5,000	2,130,000
Milling costs (US$)	10.00	400,000	400,000	400,000	450,000	450,000	450,000	450,000	450,000	450,000	350,000	10,000	4,260,000
Shipping cost (US$)	3.50	140,000	140,000	140,000	157,500	157,500	157,500	157,500	157,500	157,500	122,500	3,500	1,491,000
General and admin expenses (US$)	4.00	160,000	160,000	160,000	180,000	180,000	180,000	180,000	180,000	180,000	140,000	4,000	1,704,000
Total production costs (US$)	54.50	2,180,000	2,180,000	2,180,000	2,452,500	2,452,500	2,452,500	2,452,500	2,452,500	2,452,500	1,907,500	54,500	23,217,000
Resource tax (US$, 2% of Total revenue)		144,966	96,083	55,486	80,826	122,608	59,637	80,621	53,268	76,442	70,220	1,333	841,490
Pre-income tax net profit (US$)		4,923,311	2,528,073	538,803	1,507,972	3,555,290	469,720	1,497,907	157,656	1,293,154	1,533,281	10,830	18,015,995
Income tax rate (%)		12.5%	12.5%	25%	25%	25%	25%	25%	25%	25%	25%	25%
Income tax payable (US$)		615,414	316,009	134,701	376,993	888,822	117,430	374,477	39,414	323,288	383,320	2,708	3,572,576
Net profit after income tax (US$)		4,307,897	2,212,064	404,102	1,130,979	2,666,467	352,290	1,123,430	118,242	969,865	1,149,961	8,123	14,443,419
Capital expenditures for mine development (US$)		180,000	270,000	110,000	80,000	-	150,000	60,000	50,000	-	170,000	-	1,070,000
Net cash flow for 100% HPG Mine (US$)		4,127,897	1,942,064	294,102	1,050,979	2,666,467	202,290	1,063,430	68,242	969,865	979,961	8,123	13,373,419
Silvercorp's share of net cash flow (70%)		2,889,528	1,359,445	205,871	735,685	1,866,527	141,603	744,401	47,769	678,906	685,973	5,686	9,361,394
Unit silver production costs	(US$/oz)	12.55	19.15	32.17	20.78	22.31	36.63	13.87	35.60	19.20	17.95	50.30	20.53
Unit silver production costs, adjusted for by-product credits	(US$/oz)	(19.72)	(13.60)	0.68	(4.01)	(24.01)	1.54	0.52	6.39	(1.27)	(5.64)	(1.78)	(7.22)

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

Table 18-21: Cash Flow Analysis for Mine Plan at the HPG Gold Camp

		Year 2010	Year 2011	Year 2012	Total
Ore mined and milled (tonnes)		9,000	9,000	9,000	27,000
Grade
Silver (oz/t)		0.96	0.94	0.41	0.77
Lead (%)		0.45%	0.36%	0.88%	0.56%
Zinc (%)		0.05%	0.49%	0.77%	0.44%
Gold (g/t)		4.32	4.50	3.50	4.11
Milling recovery rate
Silver (%)		86.0%	86.0%	86.0%	86.0%
Lead (%)		93.5%	93.5%	93.5%	93.5%
Zinc (%)		72.0%	72.0%	72.0%	72.0%
Gold (%)		75.0%	75.0%	75.0%	75.0%
Metal production
Silver production (oz)		7,455	7,281	3,143	17,880
Lead production (lb)		83,460	66,768	163,211	313,439
Zinc production (lb)		7,141	69,981	109,971	187,093
Gold production (oz)		938	977	760	2,674
Metal price (net of smelter charges and value added tax)
Silver (US$13/oz x 85% / 1.17)		9.45	9.45	9.45	9.45
Lead (US$0.80/lb x 86% / 1.17)		0.59	0.59	0.59	0.59
Zinc (US$0.90/lb x 70% / 1.17)		0.54	0.54	0.54	0.54
Gold (US$1,000/oz x 50%)		500	500	500	500
Revenue
Silver (US$)		70,454	68,808	29,701	168,962
Lead (US$)		49,241	39,393	96,294	184,929
Zinc (US$)		3,856	37,790	59,384	101,030
Gold US$)		468,758	488,289	379,780	1,336,827
Total Revenue (US$)		592,309	634,280	565,160	1,791,749

Operational costs	(US$/t)
Mining costs (US$)	32.00	288,000	288,000	288,000	864,000
Sustaining capital costs (US$)	5.00	45,000	45,000	45,000	135,000
Milling costs (US$)	10.00	90,000	90,000	90,000	270,000
Shipping cost (US$)	3.50	31,500	31,500	31,500	94,500
General and admin expenses (US$)	4.00	36,000	36,000	36,000	108,000
Total production costs (US$)	54.50	490,500	490,500	490,500	1,471,500
Resource tax (US$, 2% of Total revenue)		11,846	12,686	11,303	35,835
Pre-income tax net profit (US$)		89,963	131,094	63,356	284,414
Income tax rate (%)		12.5%	12.5%	25%
Income tax payable (US$)		11,245	16,387	15,839	43,471
Net profit after income tax (US$)		78,717	114,708	47,517	240,942
Capital expenditures for mine development (US$)		-	-	-	-
Net cash flow for 100% HPG Mine (US$)		78,717	114,708	47,517	240,942
Silvercorp's share of net cash flow (70%)		55,102	80,295	33,262	168,660
Unit gold production costs	(US$/oz)	523.19	502.26	645.77	550.37
Unit gold production costs, adjusted for by-product credits	(US$/oz)	391.41	352.77	401.71	380.22

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

Sensitivity

The financial results are most sensitive to the fluctuation of silver and lead prices, except HPG Gold Mine whose result is most sensitive to gold price. The Tables 18-22~18-27 show the net cash flows for each mine under different silver & lead price or gold price scenario:

Table 18-22: Sensitivity analysis: net cash flows vs. metal prices at SGX

Net cash flows (million US$)		Ag Price (US$/oz)
		$9.00	$11.00	$13.00	$15.00	$17.00
Lead price (US$/lb)	$0.40	$266	$309	$352	$395	$438
	$0.60	$332	$375	$418	$461	$504
	$0.80	$398	$441	$484	$527	$569
	$1.00	$464	$506	$550	$592	$635
	$1.20	$525	$568	$611	$654	$697

Table 18-23: Sensitivity analysis: net cash flows vs. metal prices at HZG

Net cash flows (million US$)		Ag Price (US$/oz)
		$9.00	$11.00	$13.00	$15.00	$17.00
Lead price (US$/lb)	$0.40	$13.0	$17.2	$21.4	$25.5	$29.6
	$0.60	$13.9	$18.1	$22.2	$26.4	$30.5
	$0.80	$14.8	$18.9	$23.1	$27.2	$31.4
	$1.00	$15.6	$19.8	$24.0	$28.1	$32.2
	$1.20	$16.4	$20.6	$24.8	$28.9	$33.0

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

Table 18-24: Sensitivity analysis: net cash flows vs. metal prices at TLP

Net cash flows (million US$)		Ag Price (US$/oz)
		$9.00	$11.00	$13.00	$15.00	$17.00
Lead price (US$/lb)	$0.40	($5.1)	$5.4	$15.9	$26.4	$36.9
	$0.60	$10.3	$20.8	$31.4	$41.8	$52.3
	$0.80	$25.8	$36.3	$46.8	$57.3	$67.7
	$1.00	$41.2	$51.7	$62.2	$72.7	$83.2
	$1.20	$55.6	$66.1	$76.7	$87.1	$97.6

Table 18-25: Sensitivity analysis: net cash flows vs. metal prices at LM

Net cash flows (million US$)		Ag Price (US$/oz)
		$9.00	$11.00	$13.00	$15.00	$17.00
Lead price (US$/lb)	$0.40	$4.9	$8.6	$12.3	$15.9	$19.6
	$0.60	$7.6	$11.2	$14.9	$18.5	$22.2
	$0.80	$10.2	$13.8	$17.5	$21.2	$24.8
	$1.00	$12.8	$16.4	$20.1	$23.8	$27.4
	$1.20	$15.2	$18.9	$22.6	$26.2	$29.9

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

Table 18-26: Sensitivity analysis: net cash flows vs. metal prices at HPG

Net cash flows (million US$)		Ag Price (US$/oz)
		$9.00	$11.00	$13.00	$15.00	$17.00
Lead price (US$/lb)	$0.40	$2.4	$3.6	$4.9	$6.1	$7.4
	$0.60	$6.6	$7.9	$9.1	$10.4	$11.6
	$0.80	$10.9	$12.1	$13.4	$14.6	$15.9
	$1.00	$15.1	$16.4	$17.6	$18.9	$20.1
	$1.20	$19.1	$20.3	$21.6	$22.8	$24.1

Table 18-27: Sensitivity analysis: net cash flows vs. gold price at HPG Gold

	Au Price (US$/oz)
	$800	$900	$1,000	$1,100	$1,200
Net cash flows (thousands US$)	$26	$134	$241	$348	$455

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

19.0	OTHER RELEVANT DATA AND INFORMATION

Other information of relevance includes knowledge and data pertaining to various operational issues such as mine site access, mine permitting, mining methods, mine design, mine ventilation, hydrology, ore sorting, ore haulage, ore milling, direct shipping ore, power supplies, manpower, metal markets, environmental permitting and similar issues, health and safety, capital costs, and operating costs.

Some of the more positive relevant features in the Ying District operation are:

1.	Locally available power supply for the mine and mill facilities,

2.	Abundant low-cost labor supply offers a major economic advantage over similar deposits in other parts of the world,

3.	Proximity to a number of existing custom mills and smelters, as well as to Silvercorp’s own fully operational 1000 tpd mill,

4.	Topography that favors access to the veins by driving horizontal tunnels from the sides of the narrow valleys,

5.	Ground conditions which allow the use of shrinkage stopes, providing 95% ore recoveries with minimum dilution,

6.	Several horizontal portals created for exploration are used to provide fast and effective access for moving ore from the underground workings,

7.	Prices for silver, lead and zinc quoted on the Shanghai Metal Exchange are about 13% above world prices due to a 13% Value Added Tax on metal imports levied by the Chinese government,

8.	Silvercorp’s safety program which exceeds Chinese standards and has to date recorded no serious injuries or death.

The only relevant data of minor concern is the unlikely event of a natural catastrophe such as a major flood or earthquake that could impact safety or the environment.

Some new relevant information received after the last previous Technical Report is hydrological data provided by Zhengzhou Geological Engineering Exploitation Institute of Henan Province in a detailed hydrogeology report in May 2006. This report concludes that:

1.	Seepages in veins (mine workings) are derived from wall rock fractures,

2.	The source of groundwater is rainfall,

3.	Wall rock adjacent to mineralized veins is competent and blocky Archean gneiss that acts as an aquiclude; saturation rate in the mining area is low.

Other new information collected as a follow-up to the hydrologic study is a TEM geophysical survey recently conducted by the Henan Non-ferrous Geology Institute on the SGX project. Although this TEM survey was not conducted on the rest of the YING District, it showed excellent correlation between low resistivity anomalies and known mineralized veins.

The operating costs for mining, custom milling, shipping, General and Administration are average actual figures; based upon cost for the start up period from January 2008 to August 31 2008. The mining cost for the start up period includes some extraordinary items. Costs are projected to slightly increase, based upon fuel prices for mining and haulage. Milling costs are expected to remain the same as circuits are adjusted to produce specific mineral concentrates from most ores.

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

20.0	INTERPRETATION AND CONCLUSIONS

Silvercorp’s operations in the Ying District consist of several producing mines with significant, defined silver-lead-zinc resources and reserves and a number of outlying, promising intermediate stage exploration targets. The district is located in one of China’s most densely populated provinces, albeit currently only a minor mining province, and the site of several former producing mines. The mine areas and outlying occurrences are deposit types typical of the world’s prolific Archean-Proterozoic sequences, which host a significant number of the world’s mesothermal silver-lead-zinc deposits.

The underground operations in the Ying District include five mining permits with substantial existing mining infrastructure. The information presented in the resource chapter of this 43-101 Technical Report indicates the several mines together contain significant silver-lead-zinc resources, much of which are adjacent to existing underground mine workings. Existing data suggests that the many silver-lead-zinc veins crossing the projects have potential to host additional silver-lead-zinc deposits similar in size and quality to those already defined or mined, and Silvercorp’s successful efforts in the district to date suggest that new discoveries can probably be brought into production rather quickly. An intensive in-fill and step-out tunneling and underground drilling campaign stands a very good chance of significantly extending and expanding the district’s known mineralization with the district becoming an increasingly important silver-lead-zinc producer.

Based on Silvercorp’s mining experience to date, the resources categorized in this Technical Report as measured and indicated are in large part upgradeable to reserves, as reported in the Resource Chapter of this report. Based on available data, the reserves should be reasonably recoverable in mining and should present no significant technical issues in processing. Combined with an excellent existing infrastructure and favorable metal prices, the Ying District clearly offers opportunities for potentially profitable “fast-track” operations.

The silver-lead-zinc targets on the additional or outlying veins require further exploration. The targets have had a moderate amount of previous work, but none have yet been fully explored. Several of the more interesting targets include:

  numerous veins in the HZG area;

  extensions of the more northerly trending veins on the west side of the SGX area;

  extensions of some of the SGX veins that appear to be plunging north at a shallow angle;

  numerous veins east of the SGX project;

  “X” veins north of the HPG area;

  numerous veins in the southeast corner of the TLP mining permit;

  southwest extensions of the LM5, LM4 and LM3 veins; and

  southwestern extensions of the 1, 2 and 3 veins at TLP onto the LM mining permit.

In summary, we believe the Ying District provides the opportunity for several new operations. The current mineral reserves as reported in this Technical Report appear to include reasonable dilution and recovery factors, as detailed in Chapter 18. There appears to be room to significantly expand the known resources, and there are a number of interesting and promising exploration targets that offer potential for future viable discoveries.

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

21.0	RECOMMENDATIONS

An intensive program for further development and expanded exploration is recommended for all the mines and areas with resource potential in the Ying District. Following are some of the development plans:

a)

At SGX, sink a blind skip shaft from on CM105’s 569 m level down to the 300 m level to increase hoist capacity. In addition develop three more second stage blind shafts from the 260 m level down to the 0 m level to upgrade the mineral resource and extend the mine life.

b)	At HPG, sink a blind shaft on PD3’s 300 m level down to the 140 m level to upgrade the mineral resource and extend the mine life.

c)	At TLP, drive two blind declined on PD730’s 750 m level down to the 510 m level to upgrade the mineral resource and extend the mine live.

d)	At LM, sink a blind shaft from PD900’s 900 m level down to the 650 m level to increase mine production.

e)	Construct a new tailings dam for the No. 2 Mill for further expansion of the Ying District’s development.

The following work is recommended to upgrade inferred mineral resources to measured and indicated resources and discover additional mineral resources within the Ying District:

a)	At all mines, expand underground drifting to fulfill the upgrading of resources, extend existing vein mineralization and finding new mineralized veins.

b)	Conduct regional geophysics to further understand the locations of the mineralized veins and where they extend. Drilling will then be conducted to define resources following these geophysical surveys.

To implement these programs, Silvercorp will need to invest US$ 25.3 million as follows:

a)	US$ 8.9 millon necessary for major development.

b)	US$ 1.0 million to construct the tailings dam.

c)

US$ 15.4 million for resource expansion and exploration over a 10-year period with most of the funds to be used for underground drifting and drilling. A detailed breakdown of this expansion and exploration program is provided in the following table 21-1:

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

Table 21-1 Resource expansion and exploration

Years	Underground drifting and drilling				Geography & Drilling	Total
	SGX	HPG	TLP	LM
2010	777,500	122,500	262,500	87,500	500,000	1,750,000
2011	725,000	122,500	537,500	115,000	250,000	1,750,000
2012	725,000	122,500	537,500	115,000		1,500,000
2013	725,000	112,500	545,000	117,500		1,500,000
2014	725,000	112,500	545,000	117,500		1,500,000
2015	725,000	112,500	545,000	117,500		1,500,000
2016	725,000	112,500	545,000	117,500		1,500,000
2017	725,000	112,500	545,000	117,500		1,500,000
2018	725,000	112,500	555,000	107,500		1,500,000
2019	725,000	100,000	575,000	-		1,400,000
Total	7,302,500	1,142,500	5,192,500	1,012,500	750,000	US$ 15,400,000

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

22.0	REFERENCES

1.	Bateman, A.M. 1951; the Formation of Mineral Deposits: John Wiley and Sons, Inc.

2.	Beaudoin, G., & Sangster, D.F., 1992; A Descriptive Model for Silver-Lead-Zinc Veins in Clastic Met sedimentary Terrenes; Economic Geology, v. 87.

3.

Broili, C., 2004; Technical Report For SKN Resources Ltd. on the Ying Silver-Lead-Zinc Project, Henan Province, China, April 21, 2004; Report prepared for Silvercorp Metals, Inc. by BK Exploration Assoc., Washington, U.S.A.

4.

Broili, C., 2005; Technical Report For SKN Resources Ltd. on the Ying Silver-Lead-Zinc Project, Henan Province, China, April 18, 2005; Report prepared for Silvercorp Metals, Inc. by BK Exploration Assoc., Washington, U.S.A.

5.

Broili, C., Yee, J.W., & Fong, C.S.Y, 2006; Technical Update 2006 for Silvercorp Metals Inc. on the Ying Silver-Lead-Zinc Project, Henan Province, China, April 18, 2006; Report prepared for Silvercorp Metals, Inc. by BK Exploration Assoc., Washington, U.S.A.

6.

Broili, C., Klohn, M., Yee, J.W., Fong, C.S.Y, & Petrina, M.A., 2006; Technical Update 2006 for Silvercorp Metals Inc. on the Ying Silver-Lead-Zinc Project, Henan Province, China, May 26, 2006; Report prepared for Silvercorp Metals, Inc. by BK Exploration Assoc., Washington, U.S.A.

7.

Broili, C. & Klohn, M., 2007; Technical Update on the Ying Silver-Lead-Zinc and the HPG Gold-Silver-Lead Projects, Henan Province, China, August 16, 2007; Report prepared for Silvercorp Metals, Inc. by BK Exploration Assoc., Washington, U.S.A.

8.

Broili, C., Klohn, M., Moran, R., 2008, NI 43-101 Technical Report and Pre-Feasibility Study November 2008 for Silvercorp Metals Inc. TLP-LM Silver-Lead Project, Henan Province, People’s Republic of China; Report prepared for Silvercorp Metals, Inc. by BK Exploration Assoc., Washington, U.S.A.

9.	Guilbert, J.M. & Park, C.F., 1986; the Geology of Ore Deposits; Waveland Press Inc.

10.	Lefebure, D.V., & Church, B.N., 1996; Polymetallic Veins Ag-Pb-Zn±Au, British Columbia; Ministry of Energy of Employment and Investment, Open File 1996-13.

11.	Lindgren, W. 1933; Mineral Deposits: McGraw-Hill Book Company, Inc.

12.	Many authors, 1997; The Tectonic Evolution and Mineralization in the South Margin of North China Block; Beijing: Metallurgical Industry Press.

13.	McKinstry, H.E. & Svendsen, R.H., 1942; Control of ore by rock structure in a Coeur D'Alene Mine, Idaho; Economic Geology, v. 37.

14.	No. 1 geology survey team of Geology & Mineral Ministry, Henan, ~ 1981; Geological Map, 1:50,000 and surface sampling.

15.	No. 4 Geology Team of Henan Mineral Exploration Development Ministry, 2006; The Reserves Check Report of Longmen Silver Mine, Luoning County, Henan Province.

16.	No. 5 Geology Team of Henan Non-Ferrous Geologic Exploration, 1983; Geological Survey, 1:50,000 map and surface sampling.

17.	No. 6 Geology Team of Henan Non-Ferrous Geologic Exploration, ~ 1995; Geological Map 1:10,000 and resource report.

18.	Brigade 6 of Henan Bureau of Geological Exploration on Non-Ferrous Metals, 1995; Geological Report on Exploration of Tieluping (TLP) Silver Deposit, Luoning County, Henan Province.

19.	No. 6 Geology Team of Henan Non-Ferrous & Luoning Xinghua Industry Co., ~ 1999; The Exploration Reserves Report of Longmen Silver Mine, Luoning County, Henan Province.

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

20.	No. 6 Geology Team of Non-Ferrous Henan, 2002; the Exploration Geologic Complimentary Report of Longmen Silver Mine, Luoning County, Henan Province.

21.	Park, C.F. & MacDiarmid, R.A., 1970; Ore Deposits: W.H. Freeman and Company.

22.	Sorenson, R.E., 1951; Shallow expressions of Silver Belt ore shorts Coeur d’Alene district, Idaho; Mining Engineering, v. 3.

23.

Xu, A., Schrempf, T., & Liu, Z., 2006; Technical Review on HPG Silver-Lead Project, Luoning County, Henan Province, People’s Republic of China; Report prepared for Silvercorp Metals, Inc. by SRK Consulting, Beijing, China.

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

23.0	DATE AND SIGNATURE PAGE

/s/ Chris Broili
Centralia, Washington, U.S.A.	Chris Broili, C.P. Geo. & L.P. Geo.
February 26, 2010	Exploration Geologist
BK Exploration Associates

/s/ Mel Klohn
Spokane Valley, Washington, U.S.A.	Mel Klohn, L.P. Geo.
February 26, 2010	Senior Consultant
BK Exploration Associates

/s/ Wenchang Ni
Vancouver, British Columbia, CANADA	Wenchang Ni, P. Eng.
February 26, 2010	Senior Engineer
Silvercorp Metals Inc.

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

CERTIFICATE OF QUALIFIED PERSON

1. I, Chris Broili, of 2104 Graf Road, Centralia, Washington, U.S.A., am currently an Exploration Geologist with BK Exploration Associates.

2. I am the primary author responsible for the preparation of the technical report titled “NI 43-101 Technical Report, Resources and Reserves Update, Ying District Silver-Lead-Zinc Project, Henan Province, People’s Republic of China, for Silvercorp Metals Inc.” and dated February 26, 2010 (the “Technical Report”).

3. I graduated with a Bachelor’s degree in Geology from Oregon State University (B.Sc.) and a Master’s degree in Economic Geology from the University of Idaho, College of Mines (M.Sc.). I am a licensed Professional Geologist in the State of Washington (#547), a Certified Professional Geologist in the United States (#7937) with the American Institute of Professional Geologists, a Fellow of the Society of Economic Geologists, and a member of the American Institute of Mining and Metallurgy. My relevant experience for purposes of this Technical Report include Senior Minerals Geologist with Union Carbide Corp. and Atlas Precious Metals Inc., Vice President of Exploration for Yamana Resources Inc., Vice President of Exploration for Mines Management Inc., and Senior Geological Consultant for numerous junior and senior mining companies. I have been directly involved in mining exploration for the past 35 years. I worked several times since 2004 in Henan Province and am familiar with the geology of this region. I have read the definition of “qualified person” set out in NI 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

4. I visited the properties many times beginning in 2004 and reviewed data on January 4th through 31st, 2010, (27 days) with the technical staff of Silvercorp Metals and Henan Found Mining Ltd.

5. I am responsible for Chapters 2, 3, 7 through 14 and sections 17.1 through 17.3 of Chapter 17 of this report.

6. I am independent of the issuer applying all of the tests in NI 43-101.

7. I have had previous involvement with the YING District Projects. I have no interest, nor do I expect to receive any interest, either directly or indirectly, in the YING District Projects, nor in the securities of Silvercorp Metals Inc.

8. I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

9. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

Dated this 26th day of February, 2010
Centralia, Washington, U.S.A.

/s/ Chris Broili

Chris Broili, C.P. Geo. & L.P. Geo.

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

CERTIFICATE OF QUALIFIED PERSON

1. I, Mel Klohn, of 11309 E. 48th Ave., Spokane Valley, Washington, U.S.A., am currently a Senior Consulting Exploration Geologist for BK Exploration Associates, a director of Red Hill Energy, Inc. and a director of International Enexco.

2. I am a co-author responsible for the preparation of the Technical Report titled “NI 43-101 Technical Report, Resources and Reserves Update, Ying District Silver-Lead-Zinc Project, Henan Province, People’s Republic of China, for Silvercorp Metals Inc.” and dated February 26, 2010.

3. I graduated with B.Sc. and M.Sc. degrees in Geology from the University of Oregon. I am a licensed Professional Geologist (#830) with the State of Washington, a member of the Society of Economic Geologists, the Canadian Institute for Mining and Metallurgy, and the Society for Mining Metallurgy and Exploration. I have been directly involved in resource exploration for the 40 years since my graduation, serving 25 years as a Professional Geologist and Senior Research Geoscientist for Exxon Corporation, and subsequently as Vice President of Exploration for Yamana Resources Inc., Yamana Gold Inc., Samba Gold Inc., and most recently Aura Gold Inc. I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association as defined in NI 43-101, and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

4. I also reviewed property data, and reviewed further data received via mail and electronically from Silvercorp from January 4 to January 31, 2010.

5. I am responsible for Chapters 1, 4, 5, 6, 15, 19 and 20 of this report.

6. I am independent of the issuer applying all of the tests in NI 43-101.

7. I have had no previous involvement with the YING District Projects, and I have no interest, nor do I expect to receive any interest, either directly or indirectly, in the YING District Projects, nor in the securities of Silvercorp Metals Inc.

8. I have read National Instrument 43-101 and Form 43-101F, and the Technical Report has been prepared in compliance with that instrument and form.

9. I certify that, as of the date of this Certificate, to the best of my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 26th day of February, 2010, Spokane Valley, Washington, U.S.A.

/s/ Mel Klohn

Mel Klohn, L.P.Geo.

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

CERTIFICATE OF QUALIFIED PERSON

1. I, Wenchang Ni, P.Eng, am a Professional Engineer, and employed as a Senior Mining Engineer with Silvercorp Metals Inc. of Suite 1378 - 200 Granville Street in the City of Vancouver in the Province of British Columbia (“Silvercorp”).

2. I am a co-author responsible for the preparation of the Technical Report titled “NI 43-101 Technical Report, Resources and Reserves Update, Ying District Silver-Lead-Zinc Project, Henan Province, People’s Republic of China, for Silvercorp Metals Inc.”, and dated February 26, 2010 (the “Technical Report”).

3. I graduated with Bachelor’s degree in Mining Engineering from the Henan Polytechnic University in 1982 and a Master’s degree in Mineral Resource Engineering from the Laurentian University in 2007. I am a licensed Professional Engineer (#32078) in the Province of British Colombia. I have been directly involved in mining operations and consulting for the past 28 years with Wuhan Design and Research Institute of Sinocoal International Engineering Group, PT. Bukit Sunur, Huckleberry Mines Ltd, and Wardrop Engineering Inc. I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association as defined in NI 43-101, and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

4. I worked in the Ying District from April to December, 2009, and was responsible for mining plans and ore quality control. For preparing this Technical Report, I personally inspected the Silvercorp’s central Mills, tailings dam and examined the surface and underground facilities of the Ying District properties between November 25th and December 24th, 2009. I have reviewed the mining plans and mineral reserve estimates.

5. I am not independent of Silvercorp as defined in Section 1.4 of NI 43-101, as I have been a full time employee of Silvercorp for the past ten months, I own shares of Silvercorp and have been granted employee stock options to purchase shares in Silvercorp.

6. I am responsible for Chapters 16, 17.4, 18, and 21 of this Technical Report.

7. I have read NI 43-101 and Form 43-101F, and the Technical Report has been prepared in compliance with that instrument and form.

8. I certify that, as of the date of this Certificate, to the best of my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 26th day of February, 2010

Vancouver, British Colombia, Canada

/s/ Wenchang Ni

Wenchang Ni, P.Eng.

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

CONSENT OF AUTHORS

TO:	Toronto Stock Exchange
Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Quebec Securities Commission

We, Chris Broili, C.P. Geo. & L.P. Geo., of 2104 Graf Road, Centralia, Washington, U.S.A., Mel Klohn, L.P. Geo., of 11309 E. 48th Ave., Spokane Valley, Washington, U.S.A. and Wenchang Ni, P. Eng., of Suite 1378-200 Granville St., Vancouver, B.C., do hereby consent to the filing, with the regulatory authorities referred to above, of the technical report titled "NI 43-101 Technical Report on Resources and Reserves Update YING District Silver-Lead-Zinc Project, Henan Province, People’s Republic of China," prepared for Silvercorp Metal Inc. and dated February 26, 2010, (the "Technical Report"), and to the written disclosure of the Technical Report and to extracts from, or a summary of, the Technical Report in the written disclosure in the press release of Silvercorp Metals Inc. dated March 1, 2010 (the “press release”).

We confirm that we, as Qualified Persons for Silvercorp Metals Inc., have read the press release and that it fairly and accurately represents the information in the Technical Report that supports the disclosure.

Dated this 26th day of February, 2010

/s/ Chris Broili
Chris Broili, C.P. Geo. & L.P. Geo.

/s/ Mel Klohn
Mel Klohn, L.P. Geo.

/s/ Wenchang Ni
Wenchang Ni, P. Eng.

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

Appendix 17-1: HZG Area: Vein by Vein Mineral Resource Estimates

HZG AREA:VEIN BY VEIN MINERAL RESOURCE ESTIMATES
									In Situ Metal Resource
vein #	width (m)	Tonnes	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)	Eq_Ag (g/t)	Au (oz)	Ag (oz)	Pb (t)	Zn (t)	Cu (t)	Eq_Ag (OZ)
Indicated Mineral Resources Ag Equiv. Grade ≥300 g/t
HZ10	0.72	50,643		145.69	2.50	0.34	0.00	237.10	0	237,217	1,267	174	-	386,043
HZ12	0.31	5,004		442.23	5.95	0.21	0.14	645.44	0	71,143	298	11	7	103,834
HZ20	0.84	176,505		737.63	1.60	0.38	1.19	888.45	0	4,185,851	2,821	677	2,101	5,041,723
HZ22	0.40	16,333		538.87	0.62	0.25	0.45	573.92	0	282,961	101	42	73	301,366
Totals	0.78	248,484		597.97	1.81	0.36	0.88	730.13		4,777,173	4,487	903	2,181	5,832,965
Inferred Mineral Resources Ag Equiv. Grade ≥300 g/t
HZ10	0.72	43,787		145.69	2.50	0.34	0.00	237.10	0	205,107	1,096	150	-	333,787
HZ12	0.31	5,948		442.23	5.95	0.21	0.14	645.44	0	84,566	354	13	9	123,425
HZ20	0.84	106,910		737.63	1.60	0.38	1.19	888.45	0	2,535,383	1,709	410	1,272	3,053,787
HZ22	0.40	114,397		538.87	0.62	0.25	0.45	573.92	0	1,981,920	705	291	510	2,110,831
Totals	0.62	271,042		551.63	1.43	0.32	0.66	645.13		4,806,976	3,864	864	1,791	5,621,829

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

Appendix 17-2: SGX Area: Vein by Vein Mineral Resource Estimates

SGX AREA:VEIN BY VEIN MINERAL RESOURCE ESTIMATES
(inclusive of Mineral Reserves)

								[1]	In Situ Metal Resource [2]					[1]
vein #	wtd. avg. width (m)	Au Tonnes (g/t)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)	Eq_Ag (g/t)	(oz)	Ag (oz)	Pb (t)	Zn (t)	Cu (t)	Eq_Ag (OZ)
Measured Mineral Resources Ag Equiv. Grade≥300 g/t
S2	0.38	16,376		610	9.81	6.94		1,227	-	321,183	1,607	1,136		646,191
S6	0.46	56,099		1,155	19.93	8.71		2,211	-	2,083,980	11,180	4,885		3,987,846
S4	0.38	577		265	7.78	5.61		775	-	4,923	45	32		14,391
S7	0.64	64,647		538	10.34	4.46		1,088	-	1,118,572	6,685	2,882		2,261,816
S7-1	0.52	23,115		496	11.24	10.78		1,326	-	368,668	2,598	2,491		985,290
S8	0.62	49,635		1,268	14.50	4.71		1,943	-	2,023,643	7,199	2,338		3,099,879
S8E	0.18	1,253		209	21.02	3.48		1,181	-	8,420	263	44		47,580
S14	0.37	86,283		1,222	18.89	3.08		2,016	-	3,388,769	16,299	2,661		5,593,318
S16E	0.47	17,506		508	11.75	7.34		1,228	-	286,149	2,058	1,285		691,033
S16E1	0.32	3,378		431	7.03	11.33		1,116	-	46,865	238	383		121,174
S16W	0.72	183,835		737	16.78	5.21		1,563	-	4,358,097	30,856	9,579		9,240,496
S16W1	0.47	11,461		879	14.26	9.39		1,750	-	323,910	1,634	1,076		644,935
S21	0.50	39,691		579	11.92	8.02		1,326	-	739,413	4,730	3,185		1,692,133
S21W	0.37	7,472		742	20.20	4.73		1,688	-	178,198	1,510	353		405,603
Totals	0.57	561,328		845	15.48	5.76		1,631		15,250,789	86,901	32,330		29,431,685
Indicated Mineral Resources Ag Equiv. Grade≥300 g/t
S2	0.39	121,983		688	13.06	6.21		1,405	-	2,699,123	15,936	7,581		5,508,646
S2E	0.35	24,087		947	24.57	11.37		2,308	-	733,412	5,918	2,740		1,787,705
S4	0.38	6,235		390	10.43	3.29		911	-	78,262	650	205		182,561
S5	0.52	59,570		387	4.64	2.73		651	-	741,497	2,767	1,628		1,246,938
S6E1	0.35	5,847		1,056	9.69	8.22		1,683	-	198,493	566	480		316,403
S6W	0.59	3,678		177	8.63	14.03		1,047	-	20,878	317	516		123,865
S6	0.29	108,028		657	13.77	8.10		1,476	-	2,280,432	14,874	8,751		5,125,219
S7	0.57	148,692		533	14.25	5.25		1,273	-	2,550,421	21,192	7,812		6,087,382
S7-1	0.44	231,865		457	11.44	6.47		1,135	-	3,409,386	26,530	15,007		8,459,335
S7-3	0.20	12,044		1,367	20.86	11.78		2,562	-	529,397	2,512	1,419		991,891
S7-4	0.23	4,722		254	10.49	29.15		1,770	-	38,603	496	1,376		268,617
S7W	0.38	4,731		606	0.11	2.72		668	-	92,225	5	128		101,653
S8	0.55	137,886		402	10.68	2.91		917	-	1,783,168	14,728	4,010		4,067,238
S8E	0.35	4,329		916	9.35	6.32		1,468	-	127,504	405	273		204,332
S8E1	0.36	2,803		471	2.85	4.91		738	-	42,484	80	137		66,543
S14	0.34	175,464		725	10.16	3.81		1,229	-	4,091,428	17,823	6,680		6,933,537
S14-1	0.22	2,106		827	14.24	2.53		1,441	-	55,968	300	53		97,515
S16E	0.46	96,372		496	9.44	4.30		1,006	-	1,536,165	9,102	4,141		3,118,202
S16E1	0.24	11,080		506	3.18	8.15		907	-	180,224	353	903		323,094
S16E3	0.29	5,902		566	8.06	12.73		1,335	-	107,439	475	751		253,370
S16W	0.66	172,269		611	11.97	3.91		1,201	-	3,382,941	20,623	6,738		6,651,904
S16W1	0.48	134,156		728	24.04	4.73		1,832	-	3,139,728	32,249	6,339		7,900,291
S21	0.41	108,690		597	13.49	6.64		1,354	-	2,085,225	14,665	7,222		4,730,507
S21W	0.48	18,789		617	20.70	4.79		1,596	-	372,549	3,890	900		963,845
S22	0.25	18,512		259	5.52	9.77		836	-	154,249	1,022	1,809		497,355
Totals	0.46	1,619,839		584	12.81	5.41		1,267		30,431,201	207,475	87,602		66,007,950
Measured + Indicated Mineral Resources Ag Equiv. Grade≥300 g/t
S16W	0.69	356,104		676	14.46	4.58		1,388	-	7,741,038	51,479	16,317		15,892,400
S14	0.35	261,747		889	13.04	3.57		1,489	-	7,480,196	34,121	9,341		12,526,855
S7-1	0.45	254,980		461	11.42	6.86		1,152	-	3,778,054	29,128	17,498		9,444,625
S7	0.59	213,340		535	13.07	5.01		1,217	-	3,668,993	27,877	10,694		8,349,198
S8	0.57	187,522		631	11.69	3.39		1,189	-	3,806,812	21,927	6,349		7,167,117
S6	0.35	164,126		827	15.87	8.31		1,727	-	4,364,412	26,054	13,636		9,113,066
S21	0.43	148,381		592	13.07	7.01		1,346	-	2,824,637	19,395	10,406		6,422,640
S16W1	0.48	145,617		740	23.27	5.09		1,825	-	3,463,638	33,883	7,415		8,545,226
S2	0.39	138,359		679	12.68	6.30		1,384	-	3,020,305	17,543	8,717		6,154,838
S16E	0.46	113,878		498	9.80	4.77		1,040	-	1,822,314	11,159	5,427		3,809,235
S5	0.52	59,570		387	4.64	2.73		651	-	741,497	2,767	1,628		1,246,938
S21W	0.45	26,261		652	20.56	4.77		1,622	-	550,747	5,400	1,253		1,369,448
S2E	0.35	24,087		947	24.57	11.37		2,308	-	733,412	5,918	2,740		1,787,705
S22	0.25	18,512		259	5.52	9.77		836	-	154,249	1,022	1,809		497,355
S16E1	0.26	14,458		489	4.08	8.89		956	-	227,089	590	1,285		444,268
S7-3	0.20	12,044		1,367	20.86	11.78		2,562	-	529,397	2,512	1,419		991,891
S4	0.38	6,812		380	10.21	3.49		899	-	83,184	695	237		196,953
S16E3	0.29	5,902		566	8.06	12.73		1,335	-	107,439	475	751		253,370
S6E1	0.35	5,847		1,056	9.69	8.22		1,683	-	198,493	566	480		316,403
S8E	0.31	5,582		757	11.97	5.68		1,404	-	135,925	668	317		251,912
S7W	0.38	4,731		606	0.11	2.72		668	-	92,225	5	128		101,653
S7-4	0.23	4,722		254	10.49	29.15		1,770	-	38,603	496	1,376		268,617
S6W	0.59	3,678		177	8.63	14.03		1,047	-	20,878	317	516		123,865
S8E1	0.36	2,803		471	2.85	4.91		738	-	42,484	80	137		66,543
S14-1	0.22	2,106		827	14.24	2.53		1,441	-	55,968	300	53		97,515
Totals	0.49	2,181,168		651	13.50	5.50		1,361		45,681,990	294,376	119,931		95,439,636
Inferred Mineral Resources Ag Equiv. Grade≥300 g/t
S2	0.38	114,761		1013.07	18.72	6.51		1,946	-	3,737,866	21,480	7,469		7,181,634
S2E	0.39	10,621		1163.34	26.17	10.58		2,544	-	397,257	2,780	1,123		868,575
S4	0.30	30,890		1115.17	33.17	7.70		2,675	-	1,107,501	10,245	2,380		2,656,363
S5	0.33	35,195		792.71	15.69	4.63		1,548	-	896,996	5,523	1,630		1,751,732
S6	0.35	179,575		931.54	17.83	9.41		1,945	-	5,378,224	32,024	16,895		11,230,309
S7	0.62	792,561		694.90	17.17	5.97		1,569	-	17,707,010	136,071	47,346		39,974,547
S7-1	0.45	480,465		552.89	14.99	8.51		1,445	-	8,540,641	72,038	40,898		22,325,055
S7-3	0.21	18,801		1298.93	21.27	11.08		2,488	-	785,143	3,998	2,084		1,504,157
S8	0.49	132,085		1138.81	18.92	5.12	0.39	2,018	-	4,836,092	24,986	6,757	511	8,569,639
S8E	0.42	9,330		1047.09	5.84	7.91		1,507	-	314,081	545	738		452,027
S14	0.37	201,323		1275.50	20.90	3.53		2,165	-	8,255,900	42,084	7,109		14,014,392
S16E	0.49	67,066		1039.83	16.49	8.58		1,960	-	2,242,110	11,062	5,758		4,225,215
S16E3	0.25	1,159		833.29	11.85	17.39		1,914	-	31,057	137	202		71,323
S16W	0.64	239,453		873.99	19.57	5.96		1,832	-	6,728,536	46,856	14,276		14,101,360
S16W1	0.53	59,690		1033.16	28.27	6.69		2,361	-	1,982,712	16,872	3,992		4,530,392
S21	0.45	136,990		731.43	15.34	7.34		1,580	-	3,221,443	21,013	10,049		6,957,922
S21W	0.45	106,595		687.21	21.66	4.88		1,703	-	2,355,124	23,088	5,200		5,836,132
S22	0.14	3,412		364.62	23.53	0.80		1,326	-	39,999	803	27		145,425
Totals	0.50	2,619,972		813.90	18.00	6.64		1,738		68,557,693	471,605	173,933	511	146,396,200

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

Appendix 17-3: TLP Area: Vein by Vein Mineral Resource Estimates

TLP AREA:VEIN BY VEIN MINERAL RESOURCE ESTIMATES
									In Situ Metal Resource
vein #	width (m)	Tonnes	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)	Eq_ Ag (g/t)	Au (oz)	Ag (oz)	Pb (t)	Zn (t)	Cu (t)	Eq_ Ag (OZ)
Measured Mineral Resources Ag Equiv. Grade≥150 g/t
I	1.01	56,855	0	160	5.00	0.00		304	-	293,003	2,845	-		554,916
II	1.77	138,703	0	184	4.18	0.00		295	-	818,403	5,799	-		1,316,812
III	1.87	147,822	0	129	3.69	0.00		233	-	613,062	5,451	-		1,106,628
V	1.27	8,665	0	132	5.81	0.00		307	-	36,808	503	-		85,560
VI	0.53	451	0	62	11.04	0.00		425	-	900	50	-		6,156
IW	0.94	13,889	0	128	6.77	0.00		336	-	57,260	941	-		150,219
T14	0.84	28,304	0	258	5.50	0.00		402	-	234,725	1,556	-		366,015
T14-1	0.62	3,114	0	323	3.17	0.00		378	-	32,296	99	-		37,843
T16	0.84	1,520	0	583	6.25	0.00		701	-	28,495	95	-		34,248
T17	0.62	10,221	0	166	2.07	0.00		209	-	54,398	212	-		68,669
T19	0.45	321	0	304	3.58	0.00		377	-	3,142	11	-		3,886
T20	0.31	2,198	0	520	13.98	0.00		908	-	36,729	307	-		64,201
T31	0.70	6,196	0	140	7.53	0.00		372	-	27,900	467	-		74,073
Totals	1.53	418,260		166	4.38	-		288	-	2,237,120	18,336	-		3,869,227
Indicated Mineral Resources Ag Equiv. Grade≥150 g/t
I	3.03	132,858	0	216	2.12	0.00		253	-	923,741	2,818	-		1,081,755
II	2.40	465,197	0	249	4.84	0.00		372	-	3,721,737	22,503	-		5,568,594
III	2.22	645,221	0	110	4.61	0.00		248	-	2,288,681	29,773	-		5,153,880
IV	1.40	176,021	0	444	3.27	0.00		483	-	2,514,591	5,749	-		2,736,201
V	0.98	60,251	0	168	5.54	0.00		329	-	326,346	3,338	-		636,442
VI	0.20	888	0	32	10.74	0.00		389	-	911	95	-		11,114
IW	0.70	11,644	0	74	6.68	0.00		288	-	27,880	778	-		107,838
T14-1	0.47	3,156	0	224	2.90	0.00		286	-	22,719	92	-		29,019
T15	1.47	6,662	0	88	3.88	0.00		205	-	18,899	258	-		43,929
T16	0.72	32,109	0	748	9.96	0.00		964	-	771,735	3,197	-		995,221
T17	0.61	18,572	0	145	2.15	0.00		195	-	86,834	400	-		116,346
T20	0.45	4,813	0	430	12.29	0.00		776	-	66,583	591	-		120,116
T30	0.77	6,780	0	318	9.06	0.00		573	-	69,234	615	-		124,855
Totals	2.12	1,564,172		216	4.49	-		333	-	10,839,890	70,206	-		16,725,309
Measured + Indicated Mineral Resources Ag Equiv. Grade≥150 g/t
I	2.42	189,713	0	199	2.98	0.00	0.00	268	-	1,216,744	5,663	-		1,636,671
II	2.26	603,900	0	234	4.69	0.00	0.00	355	-	4,540,140	28,301	-		6,885,406
III	2.15	793,043	0	114	4.44	0.00	0.00	246	-	2,901,743	35,224	-		6,260,507
IV	1.40	176,021	0	444	3.27	0.00		483	-	2,514,591	5,749	-		2,736,201
V	1.02	68,916	0	164	5.57	0.00	0.00	326	-	363,153	3,842	-		722,002
VI	0.31	1,339	0	42	10.84	0.00	0.00	401	-	1,811	145	-		17,271
IW	0.83	25,534	0	104	6.73	0.00	0.00	314	-	85,140	1,719	-		258,056
T14	0.84	28,304	0	258	5.50	0.00		402	-	234,725	1,556	-		366,015
T14-1	0.54	6,270	0	273	3.03	0.00	0.00	332	-	55,015	190	-		66,861
T15	1.47	6,662	0	88	3.88	0.00		205	-	18,899	258	-		43,929
T16	0.72	33,629	0	740	9.79	0.00	0.00	952	-	800,230	3,292	-		1,029,469
T17	0.61	28,793	0	153	2.12	0.00	0.00	200	-	141,232	612	-		185,015
T19	0.45	321	0	304	3.58	0.00		377	-	3,142	11	-		3,886
T20	0.41	7,011	0	458	12.82	0.00	0.00	818	-	103,312	899	-		184,317
T30	0.77	6,780	0	318	9.06	0.00		573	-	69,234	615	-		124,855
T31	0.70	6,196	0	140	7.53	0.00		372	-	27,900	467	-		74,073
Totals	2.00	1,982,432	-	205	4.47	-	-	323	-	13,077,011	88,541	-		20,594,536
Inferred Mineral Resources Ag Equiv. Grade≥150 g/t
I	1.20	194,117	0.04	126.38	2.12	0.07		178	277	788,720	4,116	126		1,109,215
II	1.37	997,329	0.16	133.60	2.94	0.18		212	5,010	4,283,857	29,339	1,812		6,782,708
III	1.32	1,185,679	0.06	85.05	3.05	0.00		175	2,401	3,242,299	36,221	0		6,654,775
IV	1.10	277,726	0.02	342.80	2.69	0.05		379	180	3,060,866	7,471	140		3,382,044
V	0.91	57,816	0.02	121.28	4.14	0.09		242	41	225,432	2,396	54		449,438
VI	0.92	29,106	0.00	43.36	1.48	0.00		86	-	40,574	432	-		80,919
IW	0.60	7,212	0.12	80.30	5.40	0.27		250	28	18,619	390	19		57,949
T14	0.78	3,303	0.04	246.88	5.04	0.19		378	4	26,215	166	6		40,088
T14-1	0.48	8,134	0.07	320.41	3.17	0.26		376	18	83,787	258	21		98,346
T15	1.47	1,637	0.01	88.24	3.88	0.41		205	0	4,644	64	7		10,797
T16	0.61	11,496	0.07	698.52	9.42	0.67		905	28	258,183	1,083	77		334,451
T17	0.61	44,301	0.01	132.68	1.95	0.18		177	11	188,981	864	80		252,553
T19	0.19	409	0.13	143.05	1.33	0.19		165	2	1,879	5	1		2,170
T30	0.62	5,517	0.67	304.79	8.72	2.03		550	120	54,067	481	112		97,644
T31	0.70	3,841	0.69	140.06	7.53	0.27		372	85	17,296	289	10		45,920
Totals	1.27	2,827,622	0.09	135	2.96	0.09		213	8,204	12,295,419	83,575	2,467		19,399,018

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

Appendix 17-4: LM Area: Vein by Vein Mineral Resource Estimates

LM AREA:VEIN BY VEIN MINERAL RESOURCE ESTIMATES
									In Situ Metal Resource
vein #	width (m)	Tonnes	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)	Eq_ Ag (g/t)	Au (oz)	Ag (oz)	Pb (t)	Zn (t)	Cu (t)	Eq_ Ag (OZ)
Measured Mineral Resources Ag Equiv. Grade≥150 g/t
LM1	0.47	4,912	0	383	1.65	-		400	0.00	60,524	81	-		63,158
LM11	0.47	6,409	0	485	4.10	-		583	0.00	100,009	263	-		120,064
LM12	0.56	7,770	0	469	2.78	-		518	0.00	117,097	216	-		129,423
LM14	0.90	17,813	0	233	3.76	-		348	0.00	133,444	671	-		199,316
LM16	0.62	6,157	0	287	2.42	-		344	0.00	56,783	149	-		68,136
LM18	0.33	1,983	0	376	3.02	-		445	0.00	23,953	60	-		28,380
LM19	0.69	3,275	0	306	2.26	-		355	0.00	32,198	74	-		37,378
LM2	0.56	17,152	0	341	1.64	-		363	0.00	188,232	282	-		200,077
LM3	0.53	4,262	0	347	2.24	-		391	0.00	47,580	96	-		53,535
LM4	0.58	2,380	0	345	2.71	-		407	0.00	26,423	65	-		31,129
LM5	0.63	7,081	0	290	2.35	-		344	0.00	65,914	166	-		78,312
LM6	0.39	5,996	0	284	2.71	-		353	0.00	54,757	162	-		68,021
LM8	0.64	10,064	0	454	2.27	-		486	0.00	147,042	228	-		157,276
Totals	0.62	95,253		344	2.64	-		403	0.00	1,053,957	2,512	-		1,234,204
Indicated Mineral Resources Ag Equiv. Grade≥150 g/t
LM1	0.50	5,822	0	401	2.06	-		431	0.00	75,063	120	-		80,734
LM12	1.48	37,281	0	266	8.08	-		540	0.00	318,261	3,012	-		647,782
LM14	0.93	11,392	0	182	1.63	-		222	0.00	66,493	186	-		81,249
LM16	0.60	2,074	0	247	0.62	-		241	0.00	16,488	13	-		16,079
LM18	0.35	432	0	220	9.10	-		539	0.00	3,051	39	-		7,485
LM19	2.77	42,578	0	264	1.92	-		305	0.00	360,804	817	-		417,325
LM2	0.42	23,639	0	480	3.71	-		563	0.00	365,012	876	-		428,192
LM3	0.57	5,684	0	662	0.99	-		620	0.00	120,987	56	-		113,332
LM4	0.38	421	0	283	0.58	-		271	0.00	3,833	2	-		3,671
LM5	1.11	51,321	0	633	7.61	-		847	0.00	1,045,246	3,908	-		1,396,970
LM6	1.41	42,596	0	304	1.15	-		311	0.00	415,704	490	-		425,644
LM8	0.85	8,542	0	281	1.75	-		313	0.00	77,083	149	-		86,070
Totals	1.40	231,781		385	4.17	-		497	0.00	2,868,024	9,670	-		3,704,531
Measured + Indicated Mineral Resources Ag Equiv. Grade≥150 g/t
LM1	0.48	10,733	0	393	1.88	-	-	417	0.00	135,587	201	-		143,891
LM11	0.47	6,409	0	485	4.10	-		583	0.00	100,009	263	-		120,064
LM12	1.32	45,051	0	301	7.16	-	-	537	0.00	435,358	3,228	-		777,205
LM14	0.91	29,205	0	213	2.93	-	-	299	0.00	199,937	857	-		280,564
LM16	0.62	8,230	0	277	1.96	-	-	318	0.00	73,271	162	-		84,215
LM18	0.33	2,415	0	348	4.10	-	-	462	0.00	27,005	99	-		35,865
LM19	2.62	45,853	0	267	1.94	-	-	308	0.00	393,001	892	-		454,703
LM2	0.48	40,791	0	422	2.84	-	-	479	0.00	553,244	1,158	-		628,269
LM3	0.55	9,946	0	527	1.53	-	-	522	0.00	168,568	152	-		166,867
LM4	0.55	2,801	0	336	2.39	-	-	386	0.00	30,255	67	-		34,800
LM5	1.05	58,401	0	592	6.98	-	-	786	0.00	1,111,160	4,074	-		1,475,282
LM6	1.28	48,592	0	301	1.34	-	-	316	0.00	470,461	652	-		493,665
LM8	0.74	18,606	0	375	2.03	-	-	407	0.00	224,125	378	-		243,345
Totals	1.18	327,034		373	3.72			470	0.00	3,921,981	12,182	-		- 4,938,736
Inferred Mineral Resources Ag Equiv. Grade≥150 g/t
LM7	3.37	2,477		60.52	0.92			88	0.00	4,820	23	-		7,035
LM8	0.66	5,520		320.85	1.83			352	0.00	56,940	101	-		62,462
LM11	0.55	1,058		234.71	2.08			286	0.00	7,987	22	-		9,718
LM12	0.74	9,388		219.35	5.08			386	0.00	66,206	477	-		116,467
LM14	0.77	1,883		190.86	2.65			269	0.00	11,552	50	-		16,258
LM16	0.74	1,349		112.47	1.94			173	0.00	4,879	26	-		7,493
LM19	1.94	5,574		247.19	1.85			288	0.00	44,298	103	-		51,567
LM1	0.40	6,489		338.54	1.58			358	0.00	70,632	102	-		74,658
LM2	0.47	9,162		243.40	1.97			289	0.00	71,695	181	-		85,180
LM3	0.46	2,668		369.82	1.43			380	0.00	31,724	38	-		32,584
LM5	0.62	16,738		358.71	4.11			472	0.00	193,032	688	-		253,919
LM6	1.03	22,026		217.42	1.13			234	0.00	153,966	249	-		165,861
LM18	0.33	345		347.83	4.10			462	0.00	3,858	14	-		5,124
Totals	0.88	84,677		265	2.45	-		326		721,590	2,075	-		888,327

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

Appendix 17-5: HPG Area: Vein by Vein Mineral Resource Estimates

HPG AREA:VEIN BY VEIN MINERAL RESOURCE ESTIMATES
									In Situ Metal Resource
vein #	width (m)	Tonnes	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)	Eq_ Ag (g/t)	Au (oz)	Ag (oz)	Pb (t)	Zn (t)	Cu (t)	Eq_ Ag (OZ)
Measured Mineral Resources Ag Equiv. Grade≥150 g/t
H12	0.44	763	0.26	55	9.26	0.39		436	6	1,350	71	3		10,711
H13	0.27	1,606	0.68	392	18.48	0.69		1,117	35	20,243	297	11		57,696
H15	0.66	15,010	0.51	116	6.49	0.70		400	246	55,979	974	105		193,197
H15-1	0.32	539	1.53	67	2.36	0.18		219	27	1,161	13	1		3,791
H15W	0.43	9,307	0.52	243	20.58	1.59		1,096	156	72,640	1,915	148		327,992
H29	0.21	3,215	0.24	75	8.99	1.92		495	25	7,753	289	62		51,123
H39-1	0.42	2,099	4.87	172	2.21	2.41		514	329	11,608	46	51		34,701
H6	0.18	986	2.48	47	2.17	1.83		289	79	1,490	21	18		9,151
Totals	0. 49	33,526	0.84	160	10.82	1.19		639	902	172,224	3,627	398		688,361
Indicated Mineral Resources Ag Equiv. Grade≥150 g/t
B	1.75	15,708	1.94	65	2.07	1.07		252	980	32,827	325	168		127,515
H10	0.14	649	4.16	138	0.89	1.11		360	87	2,879	6	7		7,504
H11	0.36	6,861	1.52	287	1.30	1.63		415	335	63,310	89	112		91,592
H12	0.34	2,043	0.33	63	9.87	0.31		468	22	4,138	202	6		30,708
H12-1	0.56	12,223	2.55	93	8.32	1.06		547	1,002	36,548	1,017	130		215,143
H13	0.49	5,366	1.00	974	6.16	4.94		1,289	172	167,940	330	265		222,391
H15	0.66	42,608	1.33	114	4.30	1.85		385	1,825	155,999	1,832	790		527,102
H15-1	0.21	3,299	0.42	110	18.39	0.72		862	45	11,668	607	24		91,405
H15W	0.37	20,452	0.67	253	16.95	2.79		1,009	441	166,376	3,467	571		663,332
H16	0.90	51,947	1.38	108	3.23	1.77		337	2,305	180,374	1,678	919		562,081
H17	0.91	131,082	0.99	85	3.35	2.49		331	4,186	360,001	4,392	3,264		1,394,512
H18	0.37	2,258	5.12	167	0.40	0.12		371	372	12,152	9	3		26,912
H29	0.22	8,864	0.23	77	8.80	1.99		491	66	21,944	780	176		139,851
H39-1	0.29	2,070	3.33	124	2.06	1.57		376	222	8,254	43	33		25,033
H5	0.52	16,499	1.35	131	6.61	0.85		458	719	69,741	1,091	140		242,811
H6	0.14	485	-	39	3.00	2.47		236	-	608	15	12		3,684
Totals	0. 79	322,414	1.23	125	4.93	2.05		422	12,776	1,294,758	15,882	6,620		4,371,577
Measured + Indicated Mineral Resources Ag Equiv. Grade≥150 g/t
B	1.75	15,708	1.94	65	2.07	1.07		252	980	32,827	325	168		127,515
H10	0.14	649	4.16	138	0.89	1.11		360	87	2,879	6	7		7,504
H11	0.36	6,861	1.52	287	1.30	1.63		415	335	63,310	89	112		91,592
H12	0.37	2,806	0.31	61	9.70	0.33	-	459	28	5,488	272	9		41,419
H12-1	0.56	12,223	2.55	93	8.32	1.06		547	1,002	36,548	1,017	130		215,143
H13	0.44	6,972	0.92	840	9.00	3.96	-	1,250	207	188,182	627	276		280,088
H15	0.66	57,617	1.12	114	4.87	1.55	-	389	2,071	211,978	2,806	895		720,299
H15-1	0.23	3,838	0.58	104	16.14	0.64	-	771	71	12,829	619	25		95,195
H15W	0.39	29,760	0.62	250	18.09	2.41	-	1,036	596	239,016	5,382	719		991,324
H16	0.90	51,947	1.38	108	3.23	1.77		337	2,305	180,374	1,678	919		562,081
H17	0.91	131,082	0.99	85	3.35	2.49		331	4,186	360,001	4,392	3,264		1,394,512
H18	0.37	2,258	5.12	167	0.40	0.12		371	372	12,152	9	3		26,912
H29	0.22	12,080	0.23	76	8.85	1.97	-	492	90	29,697	1,069	238		190,974
H39-1	0.36	4,170	4.11	148	2.14	1.99	-	446	550	19,862	89	83		59,734
H5	0.52	16,499	1.35	131	6.61	0.85		458	719	69,741	1,091	140		242,811
H6	0.17	1,471	1.66	44	2.44	2.04	-	271	79	2,097	36	30		12,835
Totals	0. 76	355,940	1.20	128	5.48	1.97		442	13,678	1,466,981	19,509	7,018		5,059,938
Inferred Mineral Resources Ag Equiv . Grade≥150 g/t
H16	0.9	58,758	1.37	106	3.22	1.74		333	2,588	200,246	1,892	1,022		629,085
H15W	0.29	19,413	0.72	299.82	22.42	1.83		1,234	451	187,133	4,353	355
H17	1.14	266,698	1.94	100	5.93	3.12		505	16,635	857,454	15,815	8,321		4,329,767
H15	0.45	20,581	0.31	149	5.95	3.61		499	205	98,817	1,225	743		330,248
Totals	1. 02	365,450	1.69	114	6.37	2.86	-	516	19,878	1,343,649	23,285	10,441		6,059,434

Ying District Silver-Lead-Zinc Project	February 26, 2010
Silvercorp Metals Inc.

Appendix 17-6: HPG Area: Vein by Vein Mineral Resource Estimates

HPG AREA:VEIN BY VEIN MINERAL RESOURCE ESTIMATES
									In Situ Metal Resource
vein	width (m)	Tonnes	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)	Eq_Ag (g/t)	Au (oz)	Ag (oz)	Pb (t)	Zn (t)	Cu (t)	Eq_Ag (OZ)
Measured Mineral Resources Ag Equiv. Grade≥150 g/t
H16	0.80	14,462	4.15	18	1.13	1.19		346	1,930	8,369	163	172		160,706
H17	0.39	9,083	6.46	35	0.14	0.08		392	1,886	10,225	13	7		114,592
H15	0.59	7,711	6.48	54	0.78	0.06		439	1,606	13,387	60	5		108,752
H39-1	0.10	421	6.65	8	0.32	0.12		385	90	108	1	1		5,215
Totals	0.62	31,676	5.41	32	0.75	0.58		382	5,512	32,089	238	185		389,264